     As filed with the Securities and Exchange Commission on August 6, 2009
                                                   Registration Nos. 333-_______
                                                                   and 811-08628
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933            [X]

                          PRE-EFFECTIVE AMENDMENT NO.                        [ ]

                          POST-EFFECTIVE AMENDMENT NO.                       [ ]

                                      AND

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                                Amendment No. 30                             [X]

              METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
                           (Exact Name of Registrant)

                       METROPOLITAN LIFE INSURANCE COMPANY
                               (Name of Depositor)

                                 200 Park Avenue
                               New York, NY 10166
        (Address of Depositor's Principal Executive Offices) (Zip Code)
                         (Depositor's Telephone Number)
                                 (212) 578-9414

                           James L. Lipscomb, Esquire
                  Executive Vice President and General Counsel
                       Metropolitan Life Insurance Company
                                200 Park Avenue
                               New York, NY 10166
                     (Name and Address of Agent for Service)

                                    Copy to:
                            Mary E. Thornton, Esquire
                         Sutherland Asbill & Brennan LLP
                          1275 Pennsylvania Avenue, NW
                             Washington, D.C. 20004
                                 (202) 383-0698

                      APPROXIMATE DATE OF PROPOSED FILING:

  As soon as possible after the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall thereafter become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered: Individual Variable Annuity Contracts

================================================================================

               FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT

                                    ISSUED BY
                       METROPOLITAN LIFE INSURANCE COMPANY

             METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II

                        SUPPLEMENT DATED NOVEMBER 9, 2009
                    TO THE PROSPECTUS DATED OCTOBER 20, 2006
                            AS ANNUALLY SUPPLEMENTED

     1. COMBINATION OF THE SEPARATE ACCOUNTS

Effective November 9, 2009, Metropolitan Life Insurance Company (the "Company") combined Metropolitan Life Variable Annuity Separate Account I (the "Former Separate Account") with and into Metropolitan Life Variable Annuity Separate Account II (the "Separate Account"). The Separate Account was established by Citicorp Life Insurance Company ("Citicorp Life") as a separate investment account on July 6, 1994, under the laws of Arizona. The Separate Account became a separate account of the Company, subject to New York law, pursuant to the merger of Citicorp Life with and into the Company on October 20, 2006. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

In connection with the combination of the Former Separate Account with and into the Separate Account (the "Combination"), we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. ALL REFERENCES IN YOUR PROSPECTUS TO THE FORMER SEPARATE ACCOUNT NOW REFER TO THE SEPARATE ACCOUNT.

The Combination does not affect you in any way. More particularly:

     - There are no changes in our obligations or your rights and benefits under the Contract as a result of the Combination.

     - Your Contract Value is not affected by the Combination and no charges have been or will be imposed in connection therewith.

     - The Investment Portfolios available under your Contract have not changed as a result of the Combination.

     - Your Contract Value is allocated to the same Investment Portfolios (with the same Accumulation Unit values or Annuity Unit values) as it was before the Combination.

     - The Combination does not result in any federal income tax consequences to you.

After the Combination, the financial statements will report assets and liabilities on a combined basis. The financial statements also will combine any subaccounts that invest in the same Investment Portfolios and illustrate unit values as a range.

If you have any questions, please contact us at 1-800-842-9325.

     2. SUBACCOUNTS

Each Investment Portfolio has different investment objectives and risks. THE INVESTMENT PORTFOLIO PROSPECTUSES CONTAIN MORE DETAILED INFORMATION ON EACH INVESTMENT PORTFOLIO'S INVESTMENT STRATEGY, INVESTMENT ADVISERS AND ITS FEES. YOU MAY OBTAIN AN INVESTMENT PORTFOLIO PROSPECTUS BY CALLING 1-800-842-9325 OR THROUGH YOUR REGISTERED REPRESENTATIVE. YOU SHOULD READ THE PROSPECTUSES FOR THE INVESTMENT PORTFOLIOS CAREFULLY. We do not guarantee the investment results of the Investment Portfolios.

     3. CONFORMITY WITH STATE AND FEDERAL LAWS

The Prospectus describes all material features and benefits of the Contract. The language in the Prospectus determines your rights under the federal securities laws.

        THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

                       METROPOLITAN LIFE INSURANCE COMPANY

                   FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY

             METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II

                    SUPPLEMENT DATED NOVEMBER 9, 2009 TO THE
           STATEMENT OF ADDITIONAL INFORMATION DATED OCTOBER 20, 2006

                        COMBINATION OF SEPARATE ACCOUNTS

1. COMBINATION OF SEPARATE ACCOUNTS

Effective November 9, 2009, Metropolitan Life Insurance Company (the "Company") combined Metropolitan Life Variable Annuity Separate Account I (the "Former Separate Account") with and into Metropolitan Life Variable Annuity Separate Account II (the "Separate Account"). The Separate Account was established by Citicorp Life Insurance Company ("Citicorp Life") as a separate investment account on July 6, 1994, under the laws of Arizona. The Separate Account became a separate account of the Company, subject to New York law, pursuant to the merger of Citicorp Life with and into the Company on October 20, 2006. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940, as amended.

In connection with the combination of the Former Separate Account with and into the Separate Account (the "Combination"), we transferred the assets of the Former Separate Account to the Separate Account and the Separate Account assumed the liabilities and contractual obligations of the Former Separate Account. ALL REFERENCES IN THE STATEMENT OF ADDITIONAL INFORMATION TO THE FORMER SEPARATE ACCOUNT NOW REFER TO THE SEPARATE ACCOUNT.

If you have any questions, please contact us at 1-800-842-9325.

2. INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of Metropolitan Life Insurance Company included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

The financial statements of Metropolitan Life Variable Annuity Separate Account I and Metropolitan Life Variable Separate Account II, included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, FL 33602-5827.

3. OTHER INFORMATION

Please direct all inquiries to: Metropolitan Life Insurance Company, Annuity Service Center, P.O. Box 10366, Des Moines, IA 50306-0366, or by telephone at 1-800-842-9325.

        THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

             [FINANCIAL STATEMENTS FOR THE DEPOSITOR AND REGISTRANT
                           TO BE ADDED BY AMENDMENT.]

               FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT

                                    ISSUED BY
                       METROPOLITAN LIFE INSURANCE COMPANY

              METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
             METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II

                          SUPPLEMENT DATED MAY 1, 2009
                                       TO
               PROSPECTUS DATED OCTOBER 20, 2006 (AS SUPPLEMENTED)

This supplement updates certain information contained in your last prospectus dated October 20, 2006 and subsequent supplements for the Flexible Premium Deferred Variable Annuity Contract (the "Contract") offered by Metropolitan Life Insurance Company ("We", "Us", "MetLife", or "the Company"). We no longer offer the Contract to new purchasers. We do continue to accept purchase payments from Contract owners. You should read and retain this supplement with your Contract.

The Contract has 20 investment choices: a Fixed Account and 19 variable Subaccounts, which are divisions of the Metropolitan Life Variable Annuity Separate Account I or the Metropolitan Life Variable Annuity Separate Account II (the "Separate Account"). You can put your money into the Fixed Account and/or any of these Subaccounts. Money directed to the Fixed Account earns a declared interest rate that is guaranteed by us. Money directed to any Subaccount is invested exclusively in a single Investment Portfolio. These Investment Portfolios are professionally managed and provide a broad range of investment strategies (growth and income, aggressive growth, income, etc.), styles (growth, value, etc.) and asset classes (stocks, bond, international, etc.) and are listed below. Investments in the Investment Portfolios are not guaranteed. You could lose money.

AIM VARIABLE INSURANCE FUNDS -- SERIES I           MFS(R) Research International Portfolio
  AIM V.I. International Growth Fund               Oppenheimer Capital Appreciation Portfolio
FIDELITY(R) VARIABLE INSURANCE                     Pioneer Fund Portfolio
  PRODUCTS -- INITIAL CLASS                      METROPOLITAN SERIES FUND, INC. -- CLASS A
  Contrafund(R) Portfolio                          BlackRock Legacy Large Cap Growth Portfolio
  Equity-Income Portfolio                          BlackRock Money Market Portfolio
  High Income Portfolio                            MFS(R) Total Return Portfolio
  Index 500 Portfolio                              T. Rowe Price Large Cap Growth Portfolio
LEGG MASON PARTNERS VARIABLE EQUITY                Western Asset Management Strategic Bond
  TRUST -- CLASS I                                 Opportunities Portfolio
  Legg Mason Partners Variable Aggressive          Western Asset Management U.S. Government
  Growth Portfolio                                 Portfolio
  Legg Mason Partners Variable Appreciation      MFS(R) VARIABLE INSURANCE TRUST -- INITIAL
  Portfolio                                        CLASS
  Legg Mason Partners Variable Small Cap           MFS(R) Research Bond Series
  Growth Portfolio
MET INVESTORS SERIES TRUST -- CLASS A
  BlackRock Large Cap Core Portfolio


Certain Investment Portfolios have been subject to a merger. Please see "Additional Information Regarding Investment Portfolios" for more information.

The Financial Industry Regulatory Authority (FINRA) maintains a Public Disclosure Program for investors. A brochure that includes information describing the Program is available by calling FINRA's Public Disclosure Program hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

We have added the following definition to the GLOSSARY:

GOOD ORDER -- A request or transaction generally is considered in "good order" if it complies with our administrative procedures and the required information is complete and accurate. A request or transaction may be rejected or delayed if not in good order. If you have any questions, you should contact us or your sales representative before submitting the form or request.

We have modified Section 8 of the SUMMARY to read as follows:

8. DEATH BENEFITS: If you die before the Income Phase begins, the person you have chosen as your Beneficiary will receive a death benefit. This death benefit will be the greatest of: (1) the value of your Contract on the date we receive proof of your death and written payment instructions; (2) the money you've put into the Contract less any Purchase Payments withdrawn; or (3) the value of your Contract on the most recent 5-year anniversary after the date of issue plus any money you've added minus any money withdrawn since that anniversary. If you die on or after age 75, slightly different rules apply. Please refer to the Death Benefits Section for more details.

                                   FEE TABLES

--------------------------------------------------------------------------------
ANNUAL SEPARATE ACCOUNT CHARGES (FOR CONTRACTS APPLIED FOR ON AND AFTER FEBRUARY 1, 1999)
(as a percentage of the average daily net assets of the Separate Account)

We will assess a mortality and expense risk charge ("M&E") of 1.25% and an administrative expense charge of 0.15% on all contracts.

Mortality and Expense Risk Charge............................................  1.25%(1)
Administrative Expense Charge................................................  0.15%
                                                                               ----
  Total Annual Separate Account Charges......................................  1.40%


ANNUAL SEPARATE ACCOUNT CHARGES (FOR CONTRACTS APPLIED FOR PRIOR TO FEBRUARY 1,
1999)
(as a percentage of average net assets)

Mortality and Expense Risk Charge............................................  0.84%(1)
Administrative Expense Charge................................................  0.15%
                                                                               ----
  Total Separate Account Expenses............................................  0.99%


---------
(1)   We will waive the following amounts of the Mortality and Expense Risk
      Charge: the amount, if any, equal to the Underlying Fund expenses that are in excess of 0.91% for the Subaccount investing in the BlackRock Legacy Large Cap Growth Portfolio -- Class A; 0.88% for the Subaccount investing in the MFS Research International Portfolio -- Class A; 0.68% for the Subaccount investing in the Oppenheimer Capital Appreciation
      Portfolio -- Class A; and 0.91% for the Subaccount investing in the Pioneer Fund Portfolio -- Class A.

INVESTMENT PORTFOLIO EXPENSES AS OF DECEMBER 31, 2008 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Investment Portfolios, before any voluntary or contractual fee waivers and/or expense reimbursements. Certain Investment Portfolios may impose a redemption fee in the future. The second table shows each Investment Portfolio's management fee, distribution and/or service fees (12b-1) if applicable, and other expenses. The Investment Portfolios provided this information and we have not independently verified it. More detail concerning each Investment Portfolio's fees and expenses is contained in the prospectus for each Investment Portfolio. Current prospectuses for the Investment Portfolios can be obtained by calling 1-800-497-4857.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                                          MINIMUM   MAXIMUM
                                                                          -------   -------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets, including management fees, distribution and/or service (12b-1) fees, and other
  expenses).............................................................   0.10%     1.08%

UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                                DISTRIBUTION            ACQUIRED   TOTAL   CONTRACTUAL FEE  NET TOTAL
                                                   AND/OR              FUND FEES   ANNUAL   WAIVER AND/OR    ANNUAL
                                    MANAGEMENT SERVICE(12B-1)   OTHER     AND    OPERATING     EXPENSE      OPERATING
UNDERLYING FUND                         FEE         FEES      EXPENSES EXPENSES*  EXPENSES  REIMBURSEMENT  EXPENSES**
---------------                     ---------- -------------- -------- --------- --------- --------------- ----------
AIM VARIABLE INSURANCE
  FUNDS -- SERIES I
  AIM V.I. International Growth
     Fund..........................    0.71%         --         0.35%    0.02%     1.08%        0.01%       1.07%(1)
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- INITIAL CLASS
  Contrafund(R) Portfolio..........    0.56%         --         0.10%      --      0.66%          --        0.66%
  Equity-Income Portfolio..........    0.46%         --         0.11%      --      0.57%          --        0.57%
  High Income Portfolio............    0.57%         --         0.14%      --      0.71%          --        0.71%
  Index 500 Portfolio..............    0.10%         --           --       --      0.10%          --        0.10%(2)
LEGG MASON PARTNERS VARIABLE EQUITY
  TRUST -- CLASS I
  Legg Mason Partners Variable
     Aggressive Growth
     Portfolio++...................    0.75%         --         0.04%      --      0.79%          --        0.79%(3)
  Legg Mason Partners Variable
     Appreciation Portfolio........    0.70%         --         0.06%    0.01%     0.77%          --        0.77%(3)
  Legg Mason Partners Variable
     Small Cap Growth Portfolio....    0.75%         --         0.19%      --      0.94%          --        0.94%(3)
MET INVESTORS SERIES TRUST -- CLASS
  A
  BlackRock Large Cap Core
     Portfolio.....................    0.58%         --         0.04%      --      0.62%          --        0.62%
  MFS(R) Research International
     Portfolio.....................    0.70%         --         0.07%      --      0.77%          --        0.77%
  Oppenheimer Capital Appreciation
  Portfolio........................    0.59%         --         0.03%      --      0.62%          --        0.62%
  Pioneer Fund Portfolio#..........    0.70%         --         0.29%      --      0.99%          --        0.99%(4)
METROPOLITAN SERIES FUND,
  INC. -- CLASS A
  BlackRock Legacy Large Cap Growth
     Portfolio#....................    0.73%         --         0.05%      --      0.78%        0.01%       0.77%(5)
  BlackRock Money Market
     Portfolio.....................    0.32%         --         0.02%      --      0.34%        0.01%       0.33%(6)
  MFS(R) Total Return Portfolio....    0.53%         --         0.05%      --      0.58%          --        0.58%
  T. Rowe Price Large Cap Growth
     Portfolio.....................    0.60%         --         0.07%      --      0.67%          --        0.67%
  Western Asset Management
     Strategic Bond Opportunities
     Portfolio.....................    0.60%         --         0.05%      --      0.65%          --        0.65%
  Western Asset Management U.S.
     Government Portfolio..........    0.48%         --         0.04%      --      0.52%          --        0.52%
MFS(R) VARIABLE INSURANCE
  TRUST -- INITIAL CLASS
  MFS(R) Research Bond Series......    0.50%         --         0.14%      --      0.64%          --        0.64%


---------
* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.

** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.

++ Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended October 31, 2008.

#     This Portfolio is not available for investment prior to May 4, 2009.

(1) The Fund's advisor has contractually agreed, through at least April 30, 2010, to waive the advisory fee payable by the Fund in an amount equal to 100% of the net advisory fees Invesco Aim receives from affiliated money market funds on investments by the Fund of uninvested cash (excluding investments of cash allocated from securities lending) in such affiliated money market funds. The Fee Waiver reflects this agreement.

(2) Management fees for the portfolio have been reduced to 0.10%, and class expenses are limited to 0.10% (these limits do not apply to interest, taxes, brokerage commissions, security lending fees, or extraordinary expenses). This expense limit may not be increased without approval of the portfolio's shareholders and board of trustees. Thus, the expense limit is required by contract and is not voluntary on the portfolio manager's part.

(3) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward.

(4) The Management Fee has been restated to reflect an amended management fee agreement as if the fees had been in effect during the previous fiscal year. Other Expenses include 0.01% of deferred expense reimbursement from a prior period.

(5) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.73% for the first $300 million of the Portfolio's average daily net assets and 0.705% for the next $700 million.

(6) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2009 through April 30, 2010, to reduce the management fee for each Class of the Portfolio to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million. Other expenses include Treasury Guarantee Program expenses of 0.012% incurred for the period September 19, 2008 through December 31, 2008.

SECTION 2: ANNUITY PAYMENTS (THE INCOME PHASE)

We have modified the first paragraph to read as follows:

Under the Contract, you can choose the month and year in which Annuity Income Payments begin. That date is called the Annuity Income Date. You can also choose the frequency of Annuity Income Payments and the plan on which those payments are based. We call these Annuity Income Options. If you were issued a Contract with sex-distinct annuity rates prior to the time that state law mandated unisex annuity rates (if applicable in your state), the annuity rates we use will not be less than the guaranteed sex-distinct rates in the Contract when issued.

We have modified the first paragraph of the ANNUITY INCOME OPTIONS subsection to read as follows:

ANNUITY INCOME OPTIONS: You may select one of the following standard Annuity Income Options. In addition, you may elect any other method of payment that is mutually agreeable to you and us. After Annuity Income Payments begin, you cannot change the annuity income option. Due to underwriting, administrative or Internal Revenue Code considerations, there may be limitations on payments to a survivor under Options 4 and/or the duration of the guarantee period under Options 1 and 3.

SECTION 4: SUBACCOUNTS

There is no assurance that an Investment Portfolio will achieve its stated objective. YOU SHOULD READ THE PROSPECTUSES FOR THESE INVESTMENT PORTFOLIOS CAREFULLY BEFORE INVESTING.

The current Investment Portfolios are listed below, along with their investment objectives, investment advisers and any subadviser.

                                               INVESTMENT                         INVESTMENT
          FUNDING OPTION                       OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
AIM VARIABLE INSURANCE
  FUNDS -- SERIES I
  AIM V.I. International Growth    Seeks long-term growth of          Invesco Aim Advisors, Inc.
     Fund                          capital.                           Subadvisers: Invesco Trimark
                                                                      Investment Management Inc.;
                                                                      Invesco Global Asset Management
                                                                      (N.A.), Inc.; Invesco
                                                                      Institutional (N.A.), Inc.;
                                                                      Invesco Senior Secured
                                                                      Management, Inc.; Invesco Hong
                                                                      Kong Limited; Invesco Asset
                                                                      Management Limited; Invesco Asset
                                                                      Management (Japan) Limited;
                                                                      Invesco Asset Management
                                                                      Deutschland GmbH; and Invesco
                                                                      Australia Limited
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- INITIAL CLASS
  Contrafund(R) Portfolio          Seeks long-term capital            Fidelity Management & Research
                                   appreciation.                      Company Subadviser: FMR Co.,
                                                                      Inc.; Fidelity Research &
                                                                      Analysis Company
  Equity-Income Portfolio          Seeks reasonable income. The fund  Fidelity Management & Research
                                   will also consider the potential   Company Subadviser: FMR Co.,
                                   for capital appreciation. The      Inc.; Fidelity Research &
                                   fund's goal is to achieve a yield  Analysis Company
                                   which exceeds the composite yield
                                   on the securities comprising the
                                   Standard & Poor's 500(SM) Index
                                   (S&P 500(R)).
  High Income Portfolio            Seeks a high level of current      Fidelity Management & Research
                                   income, while also considering     Company Subadviser: FMR Co.,
                                   growth of capital.                 Inc.; Fidelity Research &
                                                                      Analysis Company
  Index 500 Portfolio              Seeks investment results that      Fidelity Management & Research
                                   correspond to the total return of  Company Subadviser: FMR Co.,
                                   common stocks publicly traded in   Inc.; Geode Capital Management,
                                   the United States, as represented  LLC
                                   by the S&P 500.
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST -- CLASS I
  Legg Mason Partners Variable     Seeks capital appreciation.        Legg Mason Partners Fund Advisor,
     Aggressive Growth Portfolio                                      LLC Subadviser: ClearBridge
                                                                      Advisors, LLC
  Legg Mason Partners Variable     Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
     Appreciation Portfolio        capital.                           LLC Subadviser: ClearBridge
                                                                      Advisors, LLC

                                               INVESTMENT                         INVESTMENT
          FUNDING OPTION                       OBJECTIVE                      ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
  Legg Mason Partners Variable     Seeks long-term growth of          Legg Mason Partners Fund Advisor,
     Small Cap Growth Portfolio    capital.                           LLC Subadviser: ClearBridge
                                                                      Advisors, LLC
MET INVESTORS SERIES
  TRUST -- CLASS A(++)
  BlackRock Large Cap Core         Seeks long-term capital growth.    MetLife Advisers, LLC
     Portfolio                                                        Subadviser: BlackRock Advisors,
                                                                      LLC
  MFS(R) Research International    Seeks capital appreciation.        MetLife Advisers, LLC
     Portfolio                                                        Subadviser: Massachusetts
                                                                      Financial
                                                                      Services Company
  Oppenheimer Capital              Seeks capital appreciation.        MetLife Advisers, LLC
     Appreciation Portfolio                                           Subadviser: OppenheimerFunds,
                                                                      Inc.
  Pioneer Fund Portfolio           Seeks reasonable income and        MetLife Advisers, LLC
                                   capital growth.                    Subadviser: Pioneer Investment
                                                                      Management, Inc.
METROPOLITAN SERIES FUND,
  INC. -- CLASS A
  BlackRock Legacy Large Cap       Seeks long-term growth of          MetLife Advisers, LLC
     Growth Portfolio              capital.                           Subadviser: BlackRock Advisors,
                                                                      LLC
  BlackRock Money Market           Seeks a high level of current      MetLife Advisers, LLC
     Portfolio                     income consistent with             Subadviser: BlackRock Advisors,
                                   preservation of capital.           LLC
  MFS(R) Total Return Portfolio    Seeks a favorable total return     MetLife Advisers, LLC
                                   through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company
  T. Rowe Price Large Cap Growth   Seeks long-term growth of capital  MetLife Advisers, LLC
     Portfolio                     and, secondarily, dividend         Subadviser: T. Rowe Price
                                   income.                            Associates, Inc.
  Western Asset Management         Seeks to maximize total return     MetLife Advisers, LLC
     Strategic Bond Opportunities  consistent with preservation of    Subadviser: Western Asset
     Portfolio                     capital.                           Management Company
  Western Asset Management U.S.    Seeks to maximize total return     MetLife Advisers, LLC
     Government Portfolio          consistent with preservation of    Subadviser: Western Asset
                                   capital and maintenance of         Management Company
                                   liquidity.
MFS(R) VARIABLE INSURANCE
  TRUST -- INITIAL CLASS
  MFS(R) Research Bond Series      Seeks total return with an         Massachusetts Financial Services
                                   emphasis on current income, but    Company
                                   also considering capital
                                   appreciation.


---------
++ Prior to May 1, 2009, Met Investors Advisory, LLC was the investment adviser of Met Investors Series Trust (the "Trust"). On May 1, 2009, Met Investors Advisory, LLC merged with and into MetLife Advisers, LLC and MetLife Advisers, LLC has now become the investment adviser of the Trust.

             ADDITIONAL INFORMATION REGARDING INVESTMENT PORTFOLIOS

Certain Investment Portfolios listed above were subject to a merger. The chart below identifies the former name and new name for each of these Investment Portfolios, and where applicable, the former name and new name of the trust of which the Investment Portfolio is a part.

INVESTMENT PORTFOLIO MERGERS

The following former Investment Portfolios merged with and into the new Investment Portfolios.

      FORMER INVESTMENT PORTFOLIO/TRUST                NEW INVESTMENT PORTFOLIO/TRUST
---------------------------------------------  ---------------------------------------------
METROPOLITAN SERIES FUND, INC.                 MET INVESTORS SERIES TRUST
  Capital Guardian U.S. Equity                   Pioneer Fund Portfolio -- Class A
     Portfolio -- Class A
MET INVESTORS SERIES TRUST                     METROPOLITAN SERIES FUND, INC.
  Met/AIM Capital Appreciation                   BlackRock Legacy Large Cap Growth
     Portfolio -- Class A                           Portfolio -- Class A

We have modified the first two paragraphs of the ADMINISTRATIVE, MARKETING AND SUPPORT SERVICE FEES subsection in SECTION 4. SUBACCOUNTS to read as follows:

ADMINISTRATIVE, MARKETING AND SUPPORT SERVICE FEES. As described above, an investment adviser (other than our affiliate MetLife Advisers, LLC) or sub-adviser of an Investment Portfolio, or its affiliates, may compensate us and/or certain of our affiliates for administrative or other services relating to the Investment Portfolios. The amount of this compensation is not deducted from Fund assets and does not decrease the Fund's investment return. The amount of the compensation is based on a percentage of assets of the Investment Portfolio attributable to the Contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or sub-advisers (or other affiliates) may pay us more than others. These percentages currently range up to .50%. Additionally, an investment adviser or sub-adviser of an Investment Portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or sub-adviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

We and/or certain of our affiliated insurance companies are joint owners of our affiliated investment adviser MetLife Advisers, LLC, which is organized as a "limited liability company." Our membership interest entitles us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Investment Portfolios. We may benefit accordingly from assets allocated to the Investment Portfolios to the extent they result in profits to the adviser. (See "Fee Table -- Investment Portfolio Fees and Expenses" for information on the management fees paid by the Investment Portfolios and the Statement of Additional Information for information on the management fees paid by the adviser to the sub-advisers.)

We have modified the Monitored Portfolios listed in the third paragraph in the TRANSFER REQUESTS subsection in SECTION 4. SUBACCOUNTS to read as follows:

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Investment Portfolios, (i.e., the AIM V.I. International Growth Fund, the Fidelity VIP High Income Portfolio, the Legg Mason Partners Variable Small Cap Growth Portfolio, MFS(R) Research International Portfolio and the Western Asset Management Strategic Bond Opportunities Portfolio, (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

SECTION 6: TAXES

We have added the following paragraph to the subsection MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS:

SUSPENSION OF MINIMUM DISTRIBUTION RULES DURING 2009: Under recently enacted legislation, you (and after your death, your designated beneficiaries) generally do not have to take the required minimum distribution ("RMD") for 2009. The waiver does not apply to any 2008 payments even if received in 2009, so for those payments, you are still required to receive your first RMD payment by April 1, 2009. In contrast, if your first RMD would have been due by April 1, 2010, you are not required to take such distribution; however, your 2010 RMD is due by December 31, 2010. For after-death RMDs, the five year rule is applied without regard to calendar year 2009. For instance, if you died in 2007, the five year period ends in 2013 instead of 2012. This RMD waiver does not apply if you are receiving annuity payments under your contract. The RMD rules are complex, so please consult with your tax advisor before waiving your 2009 RMD payment.

SECTION 8: DEATH BENEFITS

We have modified the subsection UPON YOUR DEATH to read as follows:

UPON YOUR DEATH: If you die before Annuity Income Payments begin, we will pay a death benefit to your Beneficiary (see below). If there is a Joint Owner, the death benefit will be paid when the first owner dies and the surviving Joint Owner will be treated as the Beneficiary. The amount of the death benefit depends on how old you (or the Joint Owner) are on the date of death.

If you (or the Joint Owner) die prior to age 75, the death benefit will be the greatest of:

  (1)the value of your Contract on the date we receive adequate proof of death and written payment instructions or election of spousal or beneficiary continuance;

  (2)the value of the Contract on the most recent 5th Contract anniversary immediately preceding the date of death, plus any subsequent Purchase Payments less any withdrawals since that anniversary date; or

  (3)the total of all Purchase Payments received less any Purchase Payment withdrawals since the date the Contract was issued.

If you (or your Joint Owner) die on or after the date you (or the Joint Owner) reach age 75, the death benefit will be the greatest of:

  (1)the value of your Contract on the date we receive adequate proof of death and written payment instructions or election of spousal or beneficiary continuance;

  (2)the death benefit as of your (or the Joint Owner's) 75th birthday, less the dollar amount of any subsequent withdrawals; or

  (3)the total of all Purchase Payments received less any Purchase Payment withdrawals since the date this Contract was issued.

You may specify the manner in which the death benefit is to be paid. If you do not, the Beneficiary has this right. In either case, the entire death benefit must be paid within 5 years after the date of death, unless: (1) it is paid over the Beneficiary's lifetime or a period not extending beyond the Beneficiary's life expectancy; and (2) payments begin within one year of the date of death. However, if the Beneficiary is your spouse, he/she may continue the Contract as the Owner.

If the death benefit is paid immediately in one lump sum, the Contract will end on the date of payment. If not, the death benefit will become the new Contract Value and will be allocated to the various Subaccounts and the Fixed Account in the same proportion as existed on the date we receive adequate proof of death.

We have added the following paragraph and new subsection to the end of the DEATH BENEFITS Section:

Because the contract proceeds must be distributed within the time periods required by the federal Internal Revenue Code, the right of a spouse to continue the contract, and all contract provisions relating to spousal continuation, are available only to a person who is defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Therefore, under current federal law, a purchaser who has or is contemplating a civil union or same sex marriage should note that the rights of a spouse under the beneficiary continuation provisions of this contract will not be available to such partner or same sex marriage spouse.

TOTAL CONTROL ACCOUNT: The beneficiary may elect to have the Contract's death proceeds paid through an account called the Total Control Account at the time for payment. The Total Control Account is an interest-bearing account through which the beneficiary has complete access to the proceeds, with unlimited check writing privileges. We credit interest to the account at a rate that will not be less than a minimum guaranteed rate. You may also elect to have any Contract surrender proceeds paid into a Total Control Account established for you.

Assets backing the Total Control Accounts are maintained in our general account and are subject to the claims of our creditors. We will bear the investment experience of such assets; however, regardless of the investment experience of such assets, the interest credited to the Total Control Account will never fall below the applicable guaranteed minimum rate. Because we bear the investment experience of the assets backing the Total Control Accounts, we may receive a profit from these assets. The Total Control Account is not insured by the FDIC or any other governmental agency.

                       FLEXIBLE PREMIUM DEFERRED VARIABLE
                                ANNUITY CONTRACT
                                    issued by
                       METROPOLITAN LIFE INSURANCE COMPANY

              METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
             METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II

                         SUPPLEMENT DATED APRIL 28, 2008

This supplement updates certain information contained in your last prospectus dated October 20, 2006 and subsequent supplements for the Flexible Premium Deferred Variable Annuity Contract (the "Contract") offered by Metropolitan Life Insurance Company ("We", "Us", "MetLife", or "the Company"). We no longer offer the Contract to new purchasers. We do continue to accept purchase payments from Contract owners. You should read and retain this supplement with your Contract.

The Contract has 20 investment choices: a Fixed Account and 19 variable Subaccounts, which are divisions of the Metropolitan Life Variable Annuity Separate Account I or the Metropolitan Life Variable Annuity Separate Account II (the "Separate Account"). You can put your money into the Fixed Account and/or any of these Subaccounts. Money directed to the Fixed Account earns a declared interest rate that is guaranteed by us. Money directed to any Subaccount is invested exclusively in a single Investment Portfolio. These Investment Portfolios are professionally managed and provide a broad range of investment strategies (growth and income, aggressive growth, income, etc.), styles (growth, value, etc.) and asset classes (stocks, bond, international, etc.) and are listed below. Investments in the Investment Portfolios are not guaranteed. You could lose money.


 AIM Variable Insurance Funds -- Series I                                 Met/AIM Capital Appreciation Portfolio
      AIM V.I. International Growth Fund                                  MFS(R) Research International Portfolio
 FIDELITY(R) VARIABLE INSURANCE PRODUCTS -- INITIAL CLASS                 Oppenheimer Capital Appreciation Portfolio
      Contrafund(R) Portfolio                                        METROPOLITAN SERIES FUND, INC. -- CLASS A
      Equity-Income Portfolio                                             BlackRock Money Market Portfolio
      High Income Portfolio                                               Capital Guardian U.S. Equity Portfolio
      Index 500 Portfolio                                                 MFS(R) Total Return Portfolio
 LEGG MASON PARTNERS VARIABLE EQUITY TRUST -- CLASS I                     T. Rowe Price Large Cap Growth Portfolio
      Legg Mason Partners Variable Aggressive Growth                      Western Asset Management Strategic Bond
        Portfolio                                                           Opportunities Portfolio
      Legg Mason Partners Variable Appreciation Portfolio                 Western Asset Management U.S. Government Portfolio
      Legg Mason Partners Variable Small Cap Growth Portfolio        MFS(R) VARIABLE INSURANCE TRUST -- INITIAL CLASS
 MET INVESTORS SERIES TRUST -- CLASS A                                    MFS(R) Research Bond Series
      BlackRock Large Cap Core Portfolio


Certain Investment Portfolios have been subject to a substitution. Please see "Additional Information Regarding Investment Portfolios" for more information.

                                   FEE TABLES

--------------------------------------------------------------------------------

ANNUAL SEPARATE ACCOUNT CHARGES (FOR CONTRACTS APPLIED FOR ON AND AFTER FEBRUARY 1, 1999) (as a percentage of the average daily net assets of the Separate Account)

We will assess a mortality and expense risk charge ("M&E") of 1.25% and an administrative expense charge of 0.15% on all contracts.


Mortality and Expense Risk Charge..........................  1.25%(1)
Administrative Expense Charge..............................  0.15%

TOTAL ANNUAL SEPARATE ACCOUNT CHARGES......................  1.40%


ANNUAL SEPARATE ACCOUNT CHARGES (FOR CONTRACTS APPLIED FOR PRIOR TO FEBRUARY 1,
1999)
(as a percentage of average net assets)

Mortality and Expense Risk Charge..........................  0.84%(1)
Administrative Expense Charge..............................  0.15%
                                                             ----
TOTAL SEPARATE ACCOUNT EXPENSES............................  0.99%


   (1) We will waive the following amounts of the Mortality and Expense Risk
       Charge: the amount, if any, equal to the Underlying Fund expenses that are in excess of 0.91% for the Subaccount investing in the Met/AIM Capital Appreciation Portfolio -- Class A; 0.88% for the Subaccount investing in the MFS Research International Portfolio -- Class A; 0.68% for the Subaccount investing in the Oppenheimer Capital Appreciation Portfolio -- Class A; and 0.91% for the Subaccount investing in the Capital Guardian U.S. Equity Portfolio -- Class A.

INVESTMENT PORTFOLIO EXPENSES AS OF DECEMBER 31, 2007 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Investment Portfolios, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Investment Portfolio's management fee, distribution and/or service fees (12b-1) if applicable, and other expenses. The Investment Portfolios provided this information and we have not independently verified it. More detail concerning each Investment Portfolio's fees and expenses is contained in the prospectus for each Investment Portfolio. Current prospectuses for the Investment Portfolios can be obtained by calling 1-800-497-4857.

MINIMUM AND MAXIMUM TOTAL ANNUAL INVESTMENT PORTFOLIO OPERATING EXPENSES

                                                             MINIMUM   MAXIMUM
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets,
including management fees, distribution and/or service        0.10%     1.10%
(12b-1) fees, and other expenses)

INVESTMENT PORTFOLIO FEES AND EXPENSES
(as a percentage of average daily net assets)

                                          DISTRIBUTION               ACQUIRED     TOTAL     CONTRACTUAL FEE    NET TOTAL
                                             AND/OR        OTHER    FUND FEES     ANNUAL     WAIVER AND/OR      ANNUAL
                             MANAGEMENT      SERVICE     EXPENSES      AND      OPERATING       EXPENSE        OPERATING
UNDERLYING FUND:                 FEE      (12B-1) FEES              EXPENSES*    EXPENSES    REIMBURSEMENT    EXPENSES**
----------------             ----------   ------------   --------   ---------   ---------   ---------------   ----------
 AIM VARIABLE INSURANCE
     FUNDS -- SERIES I
  AIM V.I. International        0.71%          --          0.36%       0.01%       1.08%          0.01%          1.07%(1)
     Growth Fund
 FIDELITY(R) VARIABLE
     INSURANCE
     PRODUCTS -- INITIAL
     CLASS
Contrafund(R) Portfolio         0.56%          --          0.09%         --        0.65%            --           0.65%
Equity-Income Portfolio         0.46%          --          0.09%         --        0.55%            --           0.55%
High Income Portfolio           0.57%          --          0.11%         --        0.68%            --           0.68%
Index 500 Portfolio             0.10%          --            --          --        0.10%            --           0.10%
LEGG MASON PARTNERS
  VARIABLE EQUITY
  TRUST -- CLASS I
Legg Mason Partners             0.75%          --          0.07%         --        0.82%            --           0.82%(2)
  Variable Aggressive
  Growth Portfolio++
Legg Mason Partners             0.69%          --          0.11%       0.01%       0.81%            --           0.81%(2)
  Variable Appreciation
  Portfolio
Legg Mason Partners             0.75%          --          0.35%         --        1.10%            --           1.10%(2)
  Variable Small Cap Growth
  Portfolio
MET INVESTORS SERIES
  TRUST -- CLASS A
BlackRock Large Cap Core        0.58%          --          0.07%         --        0.65%            --           0.65%
  Portfolio
Met/AIM Capital                 0.76%          --          0.10%         --        0.86%            --           0.86%
  Appreciation Portfolio
MFS(R) Research                 0.70%          --          0.09%         --        0.79%            --           0.79%
  International Portfolio
Oppenheimer Capital             0.58%          --          0.04%         --        0.62%            --           0.62%
  Appreciation Portfolio
METROPOLITAN SERIES FUND,
  INC. --
  CLASS A
BlackRock Money Market          0.33%          --          0.07%         --        0.40%          0.01%          0.39%(3)
  Portfolio
Capital Guardian U.S.           0.66%          --          0.05%         --        0.71%            --           0.71%
  Equity Portfolio
MFS(R) Total Return             0.53%          --          0.05%         --        0.58%            --           0.58%
  Portfolio
T. Rowe Price Large Cap         0.60%          --          0.07%         --        0.67%            --           0.67%%
  Growth Portfolio
Western Asset Management        0.61%          --          0.05%         --        0.66%            --           0.66%
  Strategic Bond
  Opportunities Portfolio
Western Asset Management        0.49%          --          0.05%         --        0.54%            --           0.54%
  U.S. Government Portfolio
MFS(R) VARIABLE INSURANCE
  TRUST -- INITIAL CLASS
MFS(R) Research Bond Series     0.60%          --          0.17%         --        0.77%          0.10%          0.67%(4)


* Acquired Fund Fees and Expenses are fees and expenses incurred indirectly by a portfolio as a result of investing in shares of one or more underlying portfolios.

** Net Total Annual Operating Expenses do not reflect: (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
++ Fees and expenses of this Portfolio are based on the Portfolio's fiscal year ended October 31, 2007.

(1) Effective July 1, 2007, AIM contractually agreed to waive 100% of the advisory fee AIM receives from affiliated money market funds on investments by the fund in such affiliated money market funds. The Fee Waiver reflects this agreement, which is in effect through at least April 30, 2009.
(2) Other Expenses have been revised to reflect the estimated effect of additional prospectus and shareholder report printing and mailing expenses expected to be incurred by the funds going forward.
(3) MetLife Advisers, LLC has contractually agreed, for the period April 28, 2008 through April 30, 2009, to reduce the Management Fee for each Class of the Portfolio to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million.
(4) MFS(R) has agreed in writing to reduce its management fee to 0.50% of average daily net assets annually. This written agreement will remain in effect until modified by the fund's Board of Trustees.

SECTION 2: ANNUITY PAYMENTS (THE INCOME PHASE)

We have added the following sentence to the end of the first paragraph of this subsection:

Please be aware that once the Contract is annuitized, you are ineligible to receive the death benefit you have selected.

SECTION 3: PURCHASE

We have added the following paragraphs at the end of the PURCHASE PAYMENTS subsection:

IF YOU SEND YOUR PURCHASE PAYMENTS OR TRANSACTION REQUESTS TO AN ADDRESS OTHER THAN THE ONE WE HAVE DESIGNATED FOR RECEIPT OF SUCH PURCHASE PAYMENTS OR REQUESTS, WE MAY RETURN THE PURCHASE PAYMENT TO YOU, OR THERE MAY BE A DELAY IN APPLYING THE PURCHASE PAYMENT OR TRANSACTION TO YOUR CONTRACT.

QUALIFIED CONTRACTS UNDER SECTION 403(B). If your Contract was issued as a Qualified Contract under Section 403(b) of the Code (also called a "tax sheltered annuity" or "TSA") in a 90-24 transfer completed on or before September 24, 2007, we urge you to consult with your tax advisor prior to making additional purchase payments. Such additional payments may have significant adverse tax consequences. (See "Federal Tax Consequences.")

SECTION 4: SUBACCOUNTS

There is no assurance that an Investment Portfolio will achieve its stated objective. You should read the prospectuses for these Investment Portfolios carefully before investing.

                                             INVESTMENT
   FUNDING OPTION     INVESTMENT OBJECTIVE   ADVISER/SUBADVISER
  ---------------     --------------------   ------------------
AIM VARIABLE
  INSURANCE
  FUNDS -- SERIES I
  AIM V.I.            Seeks long-term        Invesco Aim
      International   growth of capital.     Advisors, Inc.
      Growth Fund                            Subadvisers: Invesco
                                             Trimark Investment
                                             Management Inc.;
                                             Invesco Global Asset
                                             Management (N.A.),
                                             Inc.; Invesco
                                             Institutional
                                             (N.A.), Inc.;
                                             Invesco Senior
                                             Secured Management,
                                             Inc.; Invesco Hong
                                             Kong Limited;
                                             Invesco Asset
                                             Management Limited;
                                             Invesco Asset
                                             Management (Japan)
                                             Limited; Invesco
                                             Asset Management
                                             Deutschland, GmbH;
                                             and Invesco
                                             Australia Limited
FIDELITY(R) VARIABLE
  INSURANCE PRODUCTS
  -- INITIAL CLASS
  Contrafund(R)       Seeks long-term        Fidelity Management
      Portfolio       capital                & Research Company
                      appreciation.

                                             INVESTMENT
   FUNDING OPTION     INVESTMENT OBJECTIVE   ADVISER/SUBADVISER
  ---------------     --------------------   ------------------

  Equity-Income       Seeks reasonable       Fidelity Management
      Portfolio       income. The fund       & Research Company
                      will also consider
                      the potential for
                      capital
                      appreciation. The
                      fund's goal is to
                      achieve a yield
                      which exceeds the
                      composite yield on
                      the securities
                      comprising the
                      Standard & Poor's
                      500SM Index (S&P
                      500(R)).

  High Income         Seeks a high level     Fidelity Management
      Portfolio       of current income,     & Research Company
                      while also
                      considering growth
                      of capital.

  Index 500           Seeks investment       Fidelity Management
      Portfolio       results that           & Research Company
                      correspond to the
                      total return of
                      common stocks
                      publicly traded in
                      the United States,
                      as represented by
                      the S&P 500.
LEGG MASON PARTNERS
  VARIABLE EQUITY
  TRUST -- CLASS I

  Legg Mason          Seeks capital          Legg Mason Partners
      Partners        appreciation.          Fund Advisor, LLC
      Variable                               Subadviser:
      Aggressive                             ClearBridge
      Growth                                 Advisors, LLC
      Portfolio

  Legg Mason          Seeks long-term        Legg Mason Partners
     Partners         appreciation of        Fund Advisor, LLC
     Variable         capital.               Subadviser:
     Appreciation                            ClearBridge
     Portfolio                               Advisors, LLC

  Legg Mason          Seeks long-term        Legg Mason Partners
     Partners         growth of capital.     Fund Advisor, LLC
     Variable Small                          Subadviser:
     Cap Growth                              ClearBridge
     Portfolio                               Advisors, LLC

MET INVESTORS SERIES
  TRUST -- CLASS A

  BlackRock Large     Seeks long-term        Met Investors
     Cap Core         capital growth.        Advisory LLC
     Portfolio                               Subadviser:
                                             BlackRock Advisors,
                                             LLC

  Met/AIM Capital     Seeks capital          Met Investors
     Appreciation     appreciation.          Advisory LLC
     Portfolio                               Subadviser: Invesco
                                             Aim Capital
                                             Management, Inc.

  MFS(R) Research     Seeks capital          Met Investors
     International    appreciation.          Advisory LLC
     Portfolio                               Subadviser:
                                             Massachusetts
                                             Financial Services
                                             Company

  Oppenheimer         Seeks capital          Met Investors
     Capital          appreciation.          Advisory LLC
     Appreciation                            Subadviser:
     Portfolio                               OppenheimerFunds,
                                             Inc.

METROPOLITAN SERIES
  FUND,
  INC. -- CLASS A

  BlackRock Money     Seeks a high level     MetLife Advisers,
     Market           of current income      LLC
     Portfolio        consistent with        Subadviser:
                      preservation of        BlackRock Advisors,
                      capital.               LLC

  Capital Guardian    Seeks long-term        MetLife Advisers,
     U.S. Equity      growth of capital.     LLC
     Portfolio                               Subadviser: Capital
                                             Guardian Trust
                                             Company

  MFS(R) Total        Seeks a favorable      MetLife Advisers,
     Return           total return through   LLC
     Portfolio        investment in a        Subadviser:
                      diversified            Massachusetts
                      portfolio.             Financial Services
                                             Company

  T. Rowe Price       Seeks long-term        MetLife Advisers,
     Large Cap        growth of capital      LLC
     Growth           and, secondarily,      Subadviser: T. Rowe
     Portfolio        dividend income.       Price Associates,
                                             Inc.

  Western Asset       Seeks to maximize      MetLife Advisers,
     Management       total return           LLC
     Strategic Bond   consistent with        Subadviser: Western
     Opportunities    preservation of        Asset Management
     Portfolio        capital.               Company

                                             INVESTMENT
   FUNDING OPTION     INVESTMENT OBJECTIVE   ADVISER/SUBADVISER
  ---------------     --------------------   ------------------

  Western Asset       Seeks to maximize      MetLife Advisers,
     Management U.S.  total return           LLC
     Government       consistent with        Subadviser: Western
     Portfolio        preservation of        Asset Management
                      capital and            Company
                      maintenance of
                      liquidity.

MFS(R) VARIABLE
  INSURANCE
  TRUST -- INITIAL
  CLASS

  MFS(R) Research     Seeks total return     Massachusetts
     Bond Series      with an emphasis on    Financial Services
                      current income, but    Company
                      also considering
                      capital
                      appreciation.


             ADDITIONAL INFORMATION REGARDING INVESTMENT PORTFOLIOS

Some of the Investment Portfolios listed above were subject to a substitution. The chart below identifies the former name and new name for each of these Investment Portfolios, and where applicable, the former name and new name of the trust of which the Investment Portfolio is a part.

INVESTMENT PORTFOLIO SUBSTITUTIONS

The following new Investment Portfolios were substituted for the former Portfolios.

FORMER INVESTMENT PORTFOLIO     NEW INVESTMENT PORTFOLIO
-----------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS
      AIM V.I. Government       METROPOLITAN SERIES FUND, INC.
      Securities                      Western Asset Management U.S.
      Fund -- Series I                Government Portfolio -- Class A
FIDELITY(R) VARIABLE INSURANCE
      PRODUCTS
      Growth                    MET INVESTORS SERIES TRUST
      Portfolio -- Initial            Oppenheimer Capital Appreciation
      Class                           Portfolio -- Class A
FIDELITY(R) VARIABLE INSURANCE
      PRODUCTS
      Overseas                  MET INVESTORS SERIES TRUST
      Portfolio -- Initial            MFS(R) Research International
      Class                           Portfolio -- Class A
MFS(R) VARIABLE INSURANCE
      TRUST                     METROPOLITAN SERIES FUND, INC.
      MFS(R) Emerging Growth          T. Rowe Price Large Cap Growth
      Series -- Initial Class         Portfolio -- Class A
MFS(R) VARIABLE INSURANCE
      TRUST                     MET INVESTORS SERIES TRUST
      MFS(R) Research                 BlackRock Large Cap Core
      Series -- Initial Class         Portfolio -- Class A


We have modified the Monitored Portfolios listed in the second paragraph in the MARKET TIMING/EXCESSIVE TRADING subsection in SECTION 4. SUBACCOUNTS to read as follows:

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Investment Portfolios, (i.e., the AIM V.I. International Growth Fund, the Fidelity VIP High Income Portfolio, the Legg Mason Partners Variable Small Cap Growth Portfolio, MFS(R) International Portfolio and the Western Asset Management Strategic Bond Opportunities Portfolio, (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We have added the following sentence to the end of the last paragraph in the DOLLAR COST AVERAGING PROGRAM subsection in SECTION 4. SUBACCOUNTS to read as follows:

If the Fixed Account is not available as a funding option, you may still participate in the DCA Program.

SECTION 5: CHARGES AND DEDUCTIONS

We have modified the first paragraph of the following subsection to read as follows:

SURRENDER CHARGES: Each Contract Year during the Accumulation Phase, you may withdraw all of your earnings and up to 10% of your total Purchase Payments remaining under the Contract without paying any Surrender Charge. Otherwise, the charge is a percentage of the Purchase Payment(s) withdrawn, based on the number of years since the date the Purchase Payment(s) was paid. (This includes withdrawals resulting from a request to divide the Contract Value due to divorce.) This right of "free withdrawal" does not accumulate from year to year. In other words, any portion of the 10% not taken in one Contract Year is not added to the 10% that can be taken during the next Contract Year.

SECTION 7: ACCESS TO YOUR MONEY

We have added the following paragraph to the end of this section:

MANAGED DISTRIBUTION PROGRAM. Under the systematic withdrawal option, you may choose to participate in the Managed Distribution Program. At no cost to you, you may instruct us to calculate and make minimum distributions that may be required by the IRS upon reaching age 70 1/2. (See "Federal Tax Considerations.") These payments will not be subject to the withdrawal charge and will be in lieu of the free withdrawal allowance. No Dollar Cost Averaging will be permitted if you are participating in the Managed Distribution Program.

SECTION 9: OTHER INFORMATION

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT.

We have modified the second paragraph in this subsection to read as follows:

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, CA 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the Financial Industry Regulatory Authority (FINRA). An investor brochure that includes information describing FINRA's Public Disclosure Program is available by calling FINRA's Public Disclosure hotline at 1-800-289-9999, or by visiting FINRA's website at www.finra.org.

                       FLEXIBLE PREMIUM DEFERRED VARIABLE

                                ANNUITY CONTRACT
                                    issued by
                       METROPOLITAN LIFE INSURANCE COMPANY

              METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
             METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT II

                         SUPPLEMENT DATED APRIL 30, 2007


This supplement updates certain information contained in your last prospectus dated October 20, 2006 and subsequent supplements for the flexible premium deferred variable annuity contract (the "Contract") offered by Metropolitan Life Insurance Company ("We", "Us", "MetLife", or "the Company"). We no longer offer the Contract to new purchasers. We do continue to accept purchase payments from Contract owners. You should read and retain this supplement with your Contract.

The Contract has 20 investment choices: a Fixed Account and 19 variable Subaccounts, which are divisions of the Metropolitan Life Variable Annuity Separate Account I or the Metropolitan Life Variable Annuity Separate Account II (the "Separate Account"). You can put your money into the Fixed Account and/or any of these Subaccounts. Money directed to the Fixed Account earns a declared interest rate that is guaranteed by us. Money directed to any Subaccount is invested exclusively in a single Investment Portfolio. These Investment Portfolios are professionally managed and provide a broad range of investment strategies (growth and income, aggressive growth, income, etc.), styles (growth, value, etc.) and asset classes (stocks, bond, international, etc.) and are listed below. Investments in the Investment Portfolios are not guaranteed. You could lose money.

AIM VARIABLE INSURANCE FUNDS -- SERIES I         MET INVESTORS SERIES TRUST -- CLASS A
  AIM V.I. Government Securities Fund              Met/AIM Capital Appreciation Portfolio
  AIM V.I. International Growth Fund             METROPOLITAN SERIES FUND, INC. -- CLASS A
FIDELITY VARIABLE INSURANCE                        BlackRock Money Market Portfolio
  PRODUCTS -- INITIAL CLASS                        Capital Guardian U.S. Equity Portfolio
  VIP Contrafund(R) Portfolio                      MFS(R) Total Return Portfolio
  VIP Equity-Income Portfolio                      Western Asset Management Strategic Bond
  VIP Growth Portfolio                                Opportunities Portfolio
  VIP High Income Portfolio                      MFS(R) VARIABLE INSURANCE TRUST -- INITIAL
  VIP Index 500 Portfolio                          CLASS
  VIP Overseas Portfolio                           MFS(R) Emerging Growth Series
LEGG MASON PARTNERS VARIABLE EQUITY                MFS(R) Research Bond Series
  TRUST -- CLASS I                                 MFS(R) Research Series
  Legg Mason Partners Variable Aggressive
     Growth Portfolio
  Legg Mason Partners Variable Appreciation
     Portfolio
  Legg Mason Partners Variable Small Cap
     Growth Portfolio



Certain Investment Portfolios have been subject to a merger, substitution or other change. Please see "Additional Information Regarding Investment Portfolios" for more information.

                                    GLOSSARY

--------------------------------------------------------------------------------

HOME OFFICE. the Home Office of Metropolitan Life Insurance Company or any other office that we may designate for the purpose of administering this Contract. For transfer, withdrawal, surrender, and (if applicable) loan requests, our Home Office address is: MetLife, P.O. Box 990014, Hartford, CT 06199-0014. For Purchase Payments and (if applicable) loan repayments, our Home Office address is: MetLife, P.O. Box 371857, Pittsburgh, PA 15250-7857.

                                   FEE TABLES

--------------------------------------------------------------------------------

ANNUAL SEPARATE ACCOUNT CHARGES (FOR CONTRACTS APPLIED FOR ON AND AFTER FEBRUARY 1, 1999)
(as a percentage of the average daily net assets of the Separate Account)

Mortality and Expense Risk Charge............................................  1.25%(1)
Administrative Expense Charge................................................  0.15%
                                                                               ----
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES........................................  1.40%


ANNUAL SEPARATE ACCOUNT CHARGES (FOR CONTRACTS APPLIED FOR PRIOR TO FEBRUARY 1,
1999)
(as a percentage of average net assets of the Separate Account)

Mortality and Expense Risk Charge............................................  0.84%(1)
Administrative Expense Charge................................................  0.15%
                                                                               ----
TOTAL SEPARATE ACCOUNT EXPENSES..............................................  0.99%


---------
(1)   We are waiving the following amounts of the Mortality and Expense Risk
      Charge: an amount equal to the Underlying Fund expenses that are in excess of 0.91% for the Subaccount investing in the Met/AIM Capital Appreciation Portfolio -- Class A; and an amount equal to the Underlying Fund expenses that are in excess of 0.91% for the Subaccount investing in the Capital Guardian U.S. Equity Portfolio -- Class A.

INVESTMENT PORTFOLIO EXPENSES AS OF DECEMBER 31, 2006 (UNLESS OTHERWISE INDICATED):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Investment Portfolios, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Investment Portfolio's management fee, distribution and/or service fees (12b-1) if applicable, and other expenses. The Investment Portfolios provided this information and we have not independently verified it. More detail concerning each Investment Portfolio's fees and expenses is contained in the prospectus for each Investment Portfolio. Current prospectuses for the Investment Portfolios can be obtained by calling 1-800-497-4857.

MINIMUM AND MAXIMUM TOTAL ANNUAL UNDERLYING FUND OPERATING EXPENSES

                                                                       MINIMUM        MAXIMUM
                                                                     -----------    -----------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Underlying Fund assets,
including management fees, distribution and/or service fees (12b-
1), and other expenses)..........................................       0.38%          1.11%


UNDERLYING FUND FEES AND EXPENSES
(as a percentage of average daily net assets)

                                                      DISTRIBUTION                  TOTAL      CONTRACTUAL FEE      NET TOTAL
                                                         AND/OR                     ANNUAL          WAIVER            ANNUAL
                                        MANAGEMENT       SERVICE        OTHER     OPERATING     AND/OR EXPENSE      OPERATING
UNDERLYING FUND:                            FEE       (12b-1) FEES    EXPENSES     EXPENSES     REIMBURSEMENT       EXPENSES*
----------------                       ------------  --------------  ----------  -----------  -----------------  ---------------
AIM VARIABLE INSURANCE
  FUNDS -- SERIES I
  AIM V.I. Government Securities Fund      0.46%           --           0.33%       0.79%           0.04%         0.75%(1)(2)
  AIM V.I. International Growth Fund       0.72%           --           0.39%       1.11%             --          1.11%(3)

                                                      DISTRIBUTION                  TOTAL      CONTRACTUAL FEE      NET TOTAL
                                                         AND/OR                     ANNUAL          WAIVER            ANNUAL
                                        MANAGEMENT       SERVICE        OTHER     OPERATING     AND/OR EXPENSE      OPERATING
UNDERLYING FUND:                            FEE       (12b-1) FEES    EXPENSES     EXPENSES     REIMBURSEMENT       EXPENSES*
----------------                       ------------  --------------  ----------  -----------  -----------------  ---------------
FIDELITY VARIABLE INSURANCE
  PRODUCTS -- INITIAL CLASS                                                                           --
  VIP Contrafund(R) Portfolio              0.57%           --           0.09%       0.66%             --          0.66%
  VIP Equity-Income Portfolio              0.47%           --           0.10%       0.57%             --          0.57%
  VIP Growth Portfolio                     0.57%           --           0.11%       0.68%             --          0.68%
  VIP High Income Portfolio                0.57%           --           0.14%       0.71%             --          0.71%
  VIP Index 500 Portfolio                  0.10%           --           0.00%       0.10%             --          0.10%
  VIP Overseas Portfolio                   0.72%           --           0.16%       0.88%             --          0.88%
LEGG MASON PARTNERS VARIABLE EQUITY
  TRUST -- CLASS I
  Legg Mason Partners Variable
     Aggressive Growth Portfolio++         0.75%           --           0.02%       0.77%             --          0.77%
  Legg Mason Partners Variable
     Appreciation Portfolio                0.70%           --           0.02%       0.72%             --          0.72%(3)
  Legg Mason Partners Variable Small
     Cap Growth Portfolio                  0.75%           --           0.21%       0.96%             --          0.96%
MET INVESTORS SERIES
  TRUST(4) -- CLASS A
  Met/AIM Capital Appreciation
     Portfolio                             0.77%           --           0.09%       0.86%             --          0.86%(5)(6)(7)
METROPOLITAN SERIES FUND,
  INC.(8) -- CLASS A
  BlackRock Money Market Portfolio         0.34%           --           0.04%       0.38%           0.01%         0.37%(9)
  Capital Guardian U.S. Equity
     Portfolio                             0.66%           --           0.06%       0.72%             --          0.72%
  MFS(R) Total Return Portfolio            0.53%           --           0.05%       0.58%             --          0.58%(10)
  Western Asset Management Strategic
     Bond Opportunities Portfolio          0.63%           --           0.07%       0.70%             --          0.70%
MFS(R) VARIABLE INSURANCE
  TRUST -- INITIAL CLASS
  MFS(R) Emerging Growth Series            0.75%           --           0.12%       0.87%             --          0.87%
  MFS(R) Research Bond Series              0.65%           --           0.35%       1.00%           0.25%         0.75%(11)
  MFS(R) Research Series                   0.75%           --           0.14%       0.89%             --          0.89%


---------
* Net Total Annual Operating Expenses do not reflect (1) voluntary waivers of fees or expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
++ Fees and Expenses of this Portfolio are based on the Portfolio's fiscal year ended October 31, 2006.

---------
(1) The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit Total Annual Fund Operating Expenses (excluding (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganization, as approved by the Fund's Board of Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement) to 0.73% of average daily net assets. The expense limitation agreement is in effect through at least April 30, 2008.
(2) Other Expenses include 0.02% of "Acquired Fund Fees and Expenses," which are fees and expenses attributable to underlying portfolios in which the Portfolio invested during the preceding fiscal year.
(3) Other Expenses include 0.01% of "Acquired Fund Fees and Expenses," which are fees and expenses attributable to underlying portfolios in which the Portfolio invested during the preceding fiscal year.
(4) Other Expenses have been restated to reflect new custodian, fund administration and transfer agent fee schedules, as if these fee schedules had been in effect for the previous fiscal year.
(5) Other Expenses have been restated to reflect the current Met Investors Series Trust fee schedule, as if current fees had been in effect for the previous fiscal year.
(6) The Management Fee has been restated to reflect an amended management fee agreement, as if the agreement had been in effect during the previous fiscal year.
(7) The Portfolio's fiscal year end has been changed from 10/31 to 12/31. The fees and expenses shown are for the Portfolio's last fiscal year ended October 31, 2006.
(8) Other Expenses have been restated to reflect current fees, as if current fees had been in effect for the previous fiscal year.
(9) MetLife Advisers, LLC has contractually agreed, for the period May 1, 2007 through April 30, 2008, to reduce the Management Fee to the annual rate of 0.345% for the first $500 million of the Portfolio's average daily net assets and 0.335% for the next $500 million.
(10) The Management Fee has been restated to reflect current fees, as if current fees had been in effect for the previous fiscal year.
(11) MFS has agreed in writing to bear the funds' expenses, such that "Other Expenses", do not exceed 0.20% annually. This written agreement excludes management fees, distribution and service fees, taxes, extraordinary expenses, brokerage and transaction costs and investment related expenses and will continue until at least April 30, 2008. MFS has agreed in writing to reduce its management fee to 0.50% of average daily net assets annually. This written agreement will remain in effect until modified by the fund's Board of Trustees.

SECTION 3: PURCHASE

The Company no longer offers the Contract to new purchasers, however, it does continue to accept Purchase Payments from existing Contract Owners.

PURCHASE PAYMENTS: A Purchase Payment is the money you give us to buy the Contract. The minimum we will accept when the Contract is bought is $5,000 ($2,000 if the Contract qualifies for special tax treatment under the IRS Code). You can make additional Purchase Payments at any time (except for Contracts purchased with a beneficiary-directed transfer of death proceeds), and you may arrange for Purchase Payments to be made automatically from your bank account or other source each month. We have the right to require each additional payment to be at least $500 ($100 for Qualified Contracts). Our approval is required if total Purchase Payments in any Contract Year exceed $1,000,000.

We accept Purchase Payments made by check or cashier's check. We do not accept cash, money orders or traveler's checks. We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access To Your Money.")

SECTION 4. SUBACCOUNTS

You choose the Subaccounts to which you allocate your Purchase Payments. From time to time we may make new Subaccounts available. The Subaccounts invest in the Investment Portfolios. You are not investing directly in the Investment Portfolio. Each Investment Portfolio is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Investment Portfolios are not publicly traded and are offered only through variable annuity contracts, variable life insurance policies, and maybe in some instances, certain retirement plans. They are not the same retail mutual funds as those offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar, and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Investment Portfolio.

We select the Investment Portfolios offered through this Contract based on several criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Investment Portfolio's adviser or subadviser is one of our affiliates or whether the Investment Portfolio, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. For additional information on these arrangements, see "Payments We Receive." We review the Investment Portfolios periodically and may remove an Investment Portfolio or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine that the Investment Portfolio no longer meets one or more of the selection criteria, and/or if the Investment Portfolio has not attracted significant allocations from owners. In some cases, we have included Investment Portfolios based on recommendations made by broker-dealer firms. When the Company develops a variable annuity product in cooperation with a fund family or distributor (e.g., a "private label" product), we will generally include Investment Portfolios based on recommendations made by the fund family or distributor, whose selection criteria may differ from our selection criteria.

WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR INVESTMENT PORTFOLIO. YOU BEAR THE RISK OF ANY DECLINE IN THE ACCOUNT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE INVESTMENT PORTFOLIOS YOU HAVE CHOSEN.

If investment in the Investment Portfolios or a particular Investment Portfolio is no longer possible, in our judgment becomes inappropriate for the purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Investment Portfolio or Investment Portfolios without your consent. The substituted Investment Portfolio may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future

Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Investment Portfolios to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

In certain circumstances, the Company's ability to remove or replace an Investment Portfolio may be limited by the terms of a five year agreement between MetLife, Inc. (MetLife) and Legg Mason, Inc. (Legg Mason) relating to the use of certain Investment Portfolios advised by Legg Mason affiliates. The agreement sets forth the conditions under which the Company can remove an Investment Portfolio, which, in some cases, may differ from the Company's own selection criteria. In addition, during the term of the agreement, subject to the Company's fiduciary and other legal duties, the Company is generally obligated in the first instance to consider Investment Portfolios advised by Legg Mason affiliates in seeking to make a substitution for an Investment Portfolio advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife and certain affiliates of Citigroup Inc. (Citigroup) as part of MetLife's acquisition of The Travelers Insurance Company (now MetLife Insurance Company of Connecticut) and The Travelers Life and Annuity Company (now MetLife Life and Annuity Company of Connecticut) from Citigroup. Legg Mason replaced the Citigroup affiliates as a party to the agreement when Citigroup sold its asset management business to Legg Mason. The agreement also obligates Legg Mason to continue making payments to the Company with respect to Investment Portfolios advised by Legg Mason affiliates, on the same terms provided for in administrative services agreements between Citigroup's asset management affiliates and the Travelers insurance companies that predated the acquisition.

PAYMENTS WE RECEIVE. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC and Met Investors Advisory LLC) or subadviser of an Investment Portfolio, or its affiliates, may make payments to us and/or certain of our affiliates. These payments may be used for a variety of purposes, including payment of expenses for certain administrative, marketing, and support services with respect to the Contracts and, in the Company's role as an intermediary, with respect to the Investment Portfolios. The Company and its affiliates may profit from these payments. These payments may be derived, in whole or in part, from the advisory fee deducted from Investment Portfolio assets. Contract Owners, through their indirect investment in the Investment Portfolios, bear the costs of these advisory fees (see the Investment Portfolios' prospectuses for more information). The amount of the payments we receive is based on a percentage of assets of the Investment Portfolio attributable to the Contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or subadvisers (or other affiliates) may pay us more than others. These percentages currently range up to 0.50%.

Additionally, an investment adviser or subadviser of an Investment Portfolio or its affiliates may provide the Company with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

The Company and/or certain of its affiliated insurance companies have joint ownership interests in our affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are organized as "limited liability companies." The Company's ownership interests in MetLife Advisers, LLC and Met Investors Advisory entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Investment Portfolios. The Company will benefit accordingly from assets allocated to the Investment Portfolios to the extent they result in profits to the advisers. (See "Fee Table -- Investment Portfolio Fees and Expenses" for information on the management fees paid by the Investment Portfolios and the Statement of Additional Information for information on the management fees paid by the advisers to the subadvisers.)

Each Investment Portfolio has different investment objectives and risks. The Investment Portfolio prospectuses contain more detailed information on each Investment Portfolio's investment strategy, investment advisers and fees. You may obtain an Investment Portfolio prospectus by calling 1-800-497-4857 or through your registered representative. We do not guarantee the investment results of the Investment Portfolios.

There is no assurance that an Investment Portfolio will achieve its stated objective. YOU SHOULD READ THE PROSPECTUSES FOR THESE INVESTMENT PORTFOLIOS CAREFULLY BEFORE INVESTING. The current Investment Portfolios are listed below, along with their investment advisers and any subadviser.

            INVESTMENT                         INVESTMENT
            PORTFOLIOS                         OBJECTIVE                INVESTMENT ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
AIM VARIABLE INSURANCE
  FUNDS -- SERIES I
  AIM V.I. Government Securities   Seeks to achieve a high level of   A I M Advisors, Inc.
     Fund                          current income consistent with
                                   reasonable concern for safety of
                                   principal.
  AIM V.I. International Growth    Seeks to provide long-term growth  A I M Advisors, Inc.
     Fund                          of capital.
FIDELITY(R) VARIABLE INSURANCE
  PRODUCTS -- INITIAL CLASS
  VIP Contrafund(R) Portfolio      Seeks long-term capital            Fidelity Management & Research
                                   appreciation.                      Company
  VIP Equity-Income Portfolio      Seeks reasonable income. The fund  Fidelity Management & Research
                                   will also consider the potential   Company
                                   for capital appreciation. The
                                   fund's goal is to achieve a yield
                                   which exceeds the composite yield
                                   on the securities comprising the
                                   Standard & Poor's 500(SM) Index
                                   (S&P 500(R)).
  VIP Growth Portfolio             Seeks to achieve capital           Fidelity Management & Research
                                   appreciation.                      Company
  VIP High Income Portfolio        Seeks a high level of current      Fidelity Management & Research
                                   income, while also considering     Company
                                   growth of capital.
  VIP Index 500 Portfolio          Seeks investment results that      Fidelity Management & Research
                                   correspond to the total return of  Company
                                   common stocks publicly traded in
                                   the United States, as represented
                                   by the S&P 500.
  VIP Overseas Portfolio           Seeks long-term growth of          Fidelity Management & Research
                                   capital.                           Company
LEGG MASON PARTNERS VARIABLE
  EQUITY TRUST -- CLASS I
  Legg Mason Partners Variable     Seeks capital appreciation.        Legg Mason Partners Fund Advisor,
     Aggressive Growth Portfolio                                      LLC
                                                                      Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Variable     Seeks long-term appreciation of    Legg Mason Partners Fund Advisor,
     Appreciation Portfolio        capital.                           LLC
                                                                      Subadviser: ClearBridge Advisors,
                                                                      LLC
  Legg Mason Partners Variable     Seeks long-term growth of          Legg Mason Partners Fund Advisor,
     Small Cap Growth Portfolio    capital.                           LLC
                                                                      Subadviser: ClearBridge Advisors,
                                                                      LLC
METROPOLITAN SERIES FUND,
  INC. -- CLASS A
  BlackRock Money Market           Seeks a high level of current      MetLife Advisers, LLC
     Portfolio                     income consistent with             Subadviser: BlackRock Advisors,
                                   preservation of capital.           LLC
  Capital Guardian U.S. Equity     Seeks long-term growth of          MetLife Advisers, LLC
     Portfolio                     capital.                           Subadviser: Capital Guardian
                                                                      Trust Company
  MFS(R) Total Return Portfolio    Seeks a favorable total return     MetLife Advisers, LLC
                                   through investment in a            Subadviser: Massachusetts
                                   diversified portfolio.             Financial Services Company

            INVESTMENT                         INVESTMENT
            PORTFOLIOS                         OBJECTIVE                INVESTMENT ADVISER/SUBADVISER
---------------------------------  ---------------------------------  ---------------------------------
  Western Asset Management         Seeks to maximize total return     MetLife Advisers, LLC
     Strategic Bond Opportunities  consistent with preservation of    Subadviser: Western Asset
     Portfolio                     capital.                           Management Company
MFS(R) VARIABLE INSURANCE
  TRUST -- INITIAL CLASS
  MFS(R) Emerging Growth Series    Seeks capital appreciation.        Massachusetts Financial Services
                                                                      Company
  MFS(R) Research Bond Series      Seeks total return with an         Massachusetts Financial Services
                                   emphasis on current income, but    Company
                                   also considering capital
                                   appreciation.
  MFS(R) Research Series           Seeks capital appreciation.        Massachusetts Financial Services
                                                                      Company


ADDITIONAL INFORMATION REGARDING INVESTMENT PORTFOLIOS

Certain Investment Portfolios listed above were subject to a merger, substitution or other change. The chart below identifies the former name and new name of each of these Investment Portfolios, and where applicable, the former name and new name of the trust of which the Investment Portfolio is a part.

INVESTMENT PORTFOLIO NAME CHANGES

         FORMER INVESTMENT PORTFOLIO                      NEW INVESTMENT PORTFOLIO
---------------------------------------------  ---------------------------------------------
LEGG MASON PARTNERS VARIABLE PORTFOLIOS I,     LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  INC.
  Legg Mason Partners Variable Small Cap       Legg Mason Partners Variable Small Cap Growth
     Growth Opportunities Portfolio                 Portfolio


INVESTMENT PORTFOLIO MERGERS/REORGANIZATIONS
The following former Investment Portfolios were merged with and into the new Investment Portfolios, and/or were reorganized into a new trust.

      FORMER INVESTMENT PORTFOLIO/TRUST                NEW INVESTMENT PORTFOLIO/TRUST
---------------------------------------------  ---------------------------------------------
LEGG MASON PARTNERS VARIABLE PORTFOLIOS V      LEGG MASON PARTNERS VARIABLE PORTFOLIOS I,
                                                 INC.
  Legg Mason Partners Variable Small Cap       Legg Mason Partners Variable Small Cap Growth
     Growth Opportunities Portfolio              Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS I,     LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  INC.
  Legg Mason Partners Variable Small Cap       Legg Mason Partners Variable Small Cap Growth
     Growth Portfolio -- (Single share class)    Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS II     LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  Legg Mason Partners Variable Appreciation    Legg Mason Partners Variable Appreciation
     Portfolio -- (Single share class)              Portfolio -- Class I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS III,   LEGG MASON PARTNERS VARIABLE EQUITY TRUST
  INC.
  Legg Mason Partners Variable Aggressive      Legg Mason Partners Variable Aggressive
     Growth Portfolio -- (Single share class)       Growth Portfolio -- Class I

INVESTMENT PORTFOLIO SUBSTITUTIONS
The following new Investment Portfolios were substituted for the former Portfolios.

         FORMER INVESTMENT PORTFOLIO                      NEW INVESTMENT PORTFOLIO
---------------------------------------------  ---------------------------------------------
AIM VARIABLE INSURANCE FUNDS                   MET INVESTORS SERIES TRUST
  AIM V.I. Capital Appreciation                  Met/AIM Capital Appreciation
     Fund -- Series I                               Portfolio -- Class A
AIM VARIABLE INSURANCE FUNDS                   METROPOLITAN SERIES FUND, INC.
  AIM V.I. Core Equity Fund -- Series I          Capital Guardian U.S. Equity
                                                    Portfolio -- Class A


TRANSFER REQUESTS. Transfer requests, like all other elections, requests and notices to us, must be in writing in a form acceptable to us unless you have provided us with valid authorization to accept such requests or notices by telephone. Any telephone authorization is valid until it is rescinded or modified in writing by you. We employ reasonable procedures to confirm that instructions given us by telephone are genuine. We may be liable for losses due to unauthorized or fraudulent instructions only if we fail to follow those reasonable procedures. The procedures we follow for telephone transfers include confirming the correct name, contract number and your social security number. We may modify or eliminate the transfer privileges at any time, for any class of Contracts, for any reason. In particular, we reserve the right to not honor transfers requested by a third party holding a power of attorney from an Owner where that third party requests simultaneous transfers on behalf of the Owners of two or more Contracts.

MARKET TIMING/EXCESSIVE TRADING. Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Investment Portfolio's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Investment Portfolio and the reflection of that change in the Investment Portfolio's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Investment Portfolios and may disrupt management strategy, requiring an Investment Portfolio to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Investment Portfolios, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Investment Portfolios, (i.e., the AIM V.I. International Growth Fund, the Fidelity VIP High Income Portfolio, the Fidelity VIP Overseas Portfolio, the Legg Mason Partners Variable Small Cap Growth Portfolio and the Western Asset Management Strategic Bond Opportunities Portfolio, (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Investment Portfolios present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Investment Portfolios. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Investment Portfolios, we rely on the Investment Portfolios to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

          - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

          - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Investment Portfolios that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract.

Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Investment Portfolio and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Investment Portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares and we reserve the right to enforce these policies and procedures. For example, Investment Portfolios may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Investment Portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the frequent trading policies and procedures of the Investment Portfolios, we have entered into a written agreement, as required by SEC regulation, with each Investment Portfolio or its principal underwriter that obligates us to provide the Investment Portfolio promptly upon request, certain information about the trading activity of individual Contract Owners, and to execute instructions from the Underlying Fund to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Investment Portfolio.

In addition, Contract Owners and other persons with interests in the Contracts should be aware that the purchase and redemption orders received by the Investment Portfolios generally are "omnibus" orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Investment Portfolios in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Investment Portfolios (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Investment Portfolios. If an Investment Portfolio believes that an omnibus order reflects one or more transfer requests from Contract Owners engaged in disruptive trading activity, the Investment Portfolio may reject the entire omnibus order.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Investment Portfolios, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Investment Portfolio prospectuses for more details.

SECTION 7: ACCESS TO YOUR MONEY

You can obtain the money you have in your Contract: (1) by withdrawing a portion of it or surrendering your Contract in full prior to the Annuity Income Date; or
(2) by electing to start receiving Annuity Income Payments. In addition, your Beneficiary can receive the money in your Contract as a death benefit if you die prior to the Annuity Income Date. If you surrender your Contract before the Annuity Income Date, you will receive the Contract Value on the day the surrender is completed, less any applicable Surrender Charges, premium taxes and the Annual Contract Fee. (See "Section 5: Charges and Deductions".)

If you withdraw only some of the money in your Contract, you must tell us if money is to be taken from the Fixed Account and/or one or more Subaccounts. Under most circumstances, the amount of any withdrawal must be at least $500. You will receive the amount you requested, less any applicable Surrender Charges, taxes and fees.

We will withdraw the amount requested at the end of the Business Day on which we receive your request. After a withdrawal, if your total Contract Value is less than $2,000, we may pay the remaining value to you and terminate the Contract.

We may withhold payment of surrender or withdrawal proceeds if any portion of those proceeds would be derived from a Contract Owner's check that has not yet cleared (i.e., that could still be dishonored by your banking institution). We may use telephone, fax, Internet or other means of communications to verify that payment from the Contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

Income taxes, tax penalties and certain restrictions may apply to any surrender or withdrawal. We have the right to defer payments from the Fixed Account for up to six months.

                       FLEXIBLE PREMIUM DEFERRED VARIABLE

                                ANNUITY CONTRACT
                                   issued by

                      METROPOLITAN LIFE INSURANCE COMPANY

                                   PROSPECTUS

This prospectus describes the flexible premium deferred variable annuity contract (the "Contract") issued by Metropolitan Life Insurance Company ("We", "Us", "MetLife", or the "Company"). The Contracts formerly issued by First Citicorp Life Insurance Company ("First Citicorp") have become Contracts of MetLife as a result of the merger of First Citicorp with and into MetLife, with MetLife as the surviving company.

The Contract has 20 investment choices: a Fixed Account and 19 variable Subaccounts, which are divisions of the Metropolitan Life Variable Annuity Separate Account I (the "Separate Account"). You can put your money into the Fixed Account and/or any of these Subaccounts. Money directed to the Fixed Account earns a declared interest rate that is guaranteed by us. Money directed to any Subaccount is invested exclusively in a single Investment Portfolio. These Investment Portfolios are professionally managed and provide a broad range of investment strategies (growth and income, aggressive growth, income, etc.), styles (growth, value, etc.) and asset classes (stocks, bonds, international, etc.) and are listed below. Investments in the Investment Portfolios are not guaranteed. You could lose money.

Please read this prospectus carefully and keep it for future reference. It contains important information about the Flexible Premium Deferred Variable Annuity Contract that you ought to know before investing.

AIM VARIABLE INSURANCE FUNDS - Series I              METROPOLITAN SERIES FUND, INC. - Class A
  AIM V.I. Capital Appreciation Fund+                  BlackRock Money Market Portfolio+
  AIM V.I. Core Equity Fund+                           MFS Total Return Portfolio+
  AIM V.I. Government Securities Fund                  Western Asset Management Strategic Bond
  AIM V.I. International Growth Fund                      Opportunities Portfolio+
LEGG MASON PARTNERS VARIABLE PORTFOLIOS II+          MFS(R) VARIABLE INSURANCE TRUST(SM)
  Legg Mason Partners Variable Appreciation            MFS(R) Emerging Growth Series
     Portfolio+                                        MFS(R) Research Bond Series
LEGG MASON PARTNERS VARIABLE PORTFOLIOS III, INC.+     MFS(R) Research Series
  Legg Mason Partners Variable Aggressive Growth     VARIABLE INSURANCE PRODUCTS FUND - Initial Class
     Portfolio+                                        VIP Contrafund(R) Portfolio
LEGG MASON PARTNERS VARIABLE PORTFOLIOS V+             VIP Equity-Income Portfolio
  Legg Mason Partners Variable Small Cap Growth        VIP Growth Portfolio
     Opportunities Portfolio+                          VIP High Income Portfolio
                                                       VIP Index 500 Portfolio
                                                       VIP Overseas Portfolio

+ This Investment Portfolio has been subject to a merger, substitution or name change. Please see "The Annuity Contract - Investment Options" for more information.

The Company no longer offers the Contract to new purchasers. It does continue to accept Purchase Payments from existing Contract Owners. The Contract, certain contract features and/or some of the funding options may not be available in all states. To learn more about the Contract, you can obtain a copy of the Statement of Additional Information (SAI) dated the same date as this prospectus. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of this prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference and other information regarding registrants that file electronically with the SEC. The SAI's table of contents is on the last page of this prospectus. For a free copy of the SAI, call us at 1-800-497-4857 or write us at our Customer Service Office at Metropolitan Life Insurance Company, Customer Service, P.O. Box 990014, Hartford, CT 06199-0014.

VARIABLE ANNUITY CONTRACTS ARE SUBJECT TO MARKET FLUCTUATION, REINVESTMENT RISK AND POSSIBLE LOSS OF PRINCIPAL INVESTED. THE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY FINANCIAL INSTITUTION AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                       PROSPECTUS DATED OCTOBER 20, 2006

                               TABLE OF CONTENTS

Glossary......................................    3
Summary.......................................    5
Fee Tables....................................    8
Examples......................................   11
Section 1: The Annuity Contract...............   11
Section 2: Annuity Payments (The Income
  Phase)......................................   12
  Variable Annuity Income Payments............   12
  Fixed Annuity Income Payments...............   12
  Annuity Income Options......................   12
Section 3: Purchase...........................   13
  Purchase Payments...........................   13
  Allocation of Purchase Payments.............   13
  Free Look Period............................   13
  Accumulation Units..........................   14
Section 4: Subaccounts........................   14
  Transfers During the Accumulation Phase.....   18
  Transfers During the Income Phase...........   18
  Transfer Requests...........................   18
  Dollar Cost Averaging Program...............   20
  Voting Rights...............................   20
Section 5: Charges and Deductions.............   20
  Insurance Charges...........................   20
  Annual Contract Fee.........................   21
  Surrender Charges...........................   21
  Surrender Processing Fee....................   21
  Premium Taxes...............................   21
  Transfer Processing Fee.....................   22
  Investment Portfolio Expenses...............   22
Section 6: Taxes..............................   22
  General Taxation of Annuities...............   22
  Types of Contracts: Qualified and
     Non-qualified............................   23
  Qualified Annuity Contracts.................   23
     Taxation of Qualified Annuity
       Contracts..............................   23
     Mandatory Distributions for Qualified
       Plans..................................   23
     Individual Retirement Annuities..........   24
  Non-qualified Annuity Contracts.............   25
     Diversification Requirements for Variable
       Annuities..............................   26
     Ownership of the Investments.............   26
     Taxation of Death Benefit Proceeds.......   27
  Other Tax Considerations....................   27
     Treatment of Charges for Optional Death
       Benefits...............................   27
     Puerto Rico Tax Considerations...........   27
     Non-Resident Aliens......................   27
Section 7: Access to Your Money...............   27
  Systematic Withdrawal Program...............   28
Section 8: Death Benefits.....................   28
  Upon Your Death.............................   28
  Death of the Annuitant......................   28
Section 9: Other Information..................   29
  Metropolitan Life Insurance Company.........   29
  The Separate Account........................   29
  Distribution of Variable Annuity
     Contracts................................   30
  Ownership...................................   31
  Beneficiary.................................   31
  Suspension of Payment or Transfers..........   31
  Modifications...............................   31
  Restrictions on Financial Transactions......   31
  Legal Proceedings...........................   31
  Financial Statements........................   32
  Inquiries...................................   32
Statement Of Additional Information
  Table Of Contents...........................   33
Appendix: Condensed Financial Information for
Metropolitan Life Variable Annuity Separate
Account I.....................................  A-1

                                    GLOSSARY

ACCUMULATION UNIT -- an accounting unit of measure used to calculate the value of this Contract before Annuity Payments begin.

ANNUITANT -- the person on whose life the Maturity Date and Annuity Payments depend.

ANNUITY PAYMENTS -- a series of periodic payments (a) for life; (b) for life with a minimum number of payments; (c) for the joint lifetime of the Annuitant and another person, and thereafter during the lifetime of the survivor; or (d) for a fixed period.

ANNUITY UNIT -- an accounting unit of measure used to calculate the amount of Annuity Payments.

CASH SURRENDER VALUE -- the Contract Value less any withdrawal charge and premium tax not previously deducted.

CODE -- the Internal Revenue Code of 1986, as amended, and all related laws and regulations that are in effect during the term of this Contract.

CONTINGENT ANNUITANT -- the individual who becomes the Annuitant when the Annuitant who is not the owner dies prior to the Maturity Date.

CONTRACT DATE -- the date on which the Contract is issued.

CONTRACT OWNER (you) -- the person named in the Contract (on the specifications page) as the owner of the Contract.

CONTRACT VALUE -- Purchase Payments, plus or minus any investment experience on the amounts allocated to the variable funds or interest on amounts allocated to the Fixed Account, adjusted by any applicable charges and withdrawals.

CONTRACT YEARS -- twelve month periods beginning with the Contract Date.

DEATH REPORT DATE -- the day on which we have received 1) Due Proof of Death and
2) written payment instructions or election of spousal or beneficiary contract continuation.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

FIXED ACCOUNT -- an account that consists of all of the assets under this Contract other than those in the Separate Account.

HOME OFFICE -- the Home Office of Metropolitan Life Insurance Company or any other office that we may designate for the purpose of administering this Contract.

MATURITY DATE -- the date on which the Annuity Payments are to begin.

PAYMENT OPTION -- an annuity or income option elected under your Contract.

PURCHASE PAYMENT -- any premium paid by you to initiate or supplement this Contract.

QUALIFIED CONTRACT -- a contract used in a retirement plan or program that is intended to qualify under Sections 401, 403, 408, or 414(d) of the Code.

SEPARATE ACCOUNT -- a segregated account registered with the Securities and Exchange Commission ("SEC"), the assets of which are invested solely in the Underlying Funds. The assets of the Separate Account are held exclusively for the benefit of Contract Owners.

SUBACCOUNT -- that portion of the assets of a Separate Account that is allocated to a particular Underlying Fund.

UNDERLYING FUND -- a portfolio of an open-end management investment company that is registered with the SEC in which the Subaccounts invest.

VALUATION DATE -- a date on which a Subaccount is valued.

VALUATION PERIOD -- the period between successive valuations.

VARIABLE FUNDING OPTION -- a Subaccount of the Separate Account that invests in an Underlying Fund.

WE, US, OUR -- Metropolitan Life Insurance Company.

WRITTEN REQUEST -- written information sent to us in a form and content satisfactory to us and received at our Home Office.

YOU, YOUR -- the Contract Owner.

                                    SUMMARY

THE SECTIONS IN THIS SUMMARY CORRESPOND TO SECTIONS IN THIS PROSPECTUS THAT DISCUSS THE TOPICS IN GREATER DETAIL.

1. THE ANNUITY CONTRACT: The variable annuity issued by Metropolitan Life Insurance Company ("We", "Us", "MetLife", or the "Company") is a contract between you, the Owner, and us, an insurance company. The Contract enables you to invest on a tax-deferred basis in a Fixed Account and 19 different variable Subaccounts. The Contract is intended for use in making long term financial plans, including saving for retirement and estate planning, and provides for a death benefit and guaranteed income options. For contracts issued in New York, a waiver of withdrawal charge may apply to all Annuity Payments.

The Fixed Account earns interest annually at a fixed rate that is guaranteed by us never to be less than 3.0% and may be more. This rate is established separately for each new Purchase Payment or transfer you pay into the Fixed Account. Once established, a rate is guaranteed for 12 months. While money is in the Fixed Account, the interest earned as well as your principal is guaranteed by us.

Money directed to any of the Subaccounts is, in turn invested exclusively in a single Investment Portfolio. The Investment Portfolios thus available under the Contract are listed in Section 4. These portfolios are designed and professionally managed and allow for a broad range of investment strategies (growth and income, aggressive growth, income, etc.) styles, (growth, value, etc.,) and asset classes (stocks, bonds, international, etc.). Amounts invested in the Investment Portfolios will fluctuate daily based on the portfolio's investment performance. Investments in the Investment Portfolios are NOT guaranteed and may increase or decrease. You could lose all of your money.

You can put money into the Fixed Account and any or all of the Investment Portfolios by investing in the corresponding Subaccount. You can transfer your money between the Fixed Account and/or the Subaccounts, subject to certain limitations which are explained elsewhere in this prospectus. See "Transfers during the Accumulation Phase."

The Contract, like all deferred annuity contracts, has two phases: the Accumulation Phase and the Income Phase. During the Accumulation Phase, earnings accumulate on a tax-deferred basis and are taxed as income only if you make a withdrawal. The Income Phase occurs when we begin making regular payments from the Contract to you or some other person you name (the "Annuitant"). The amount of money you are able to accumulate under the Contract during the Accumulation Phase, as well as the manner in which payments are made, will determine the amount of the payments made during the Income Phase.

2. ANNUITY PAYMENTS (THE INCOME PHASE): If you want regular income from your annuity, paid either to you or some other person(s), you may choose one of several Annuity Income Options. You may also elect to receive all of your Contract Value in one lump sum or paid under any other plan to which we agree. Once regular income payments begin, you cannot change the payment plan.

During the Income Phase, you have the same investment choices you had during the Accumulation Phase. You can choose to have payments come from the Fixed Account, one or more of the Subaccounts or both. If you choose to have any part of the payments come from the Subaccounts, the dollar amount of the income payments may go up or down, depending on the investment performance of the corresponding Investment Portfolios.

3. PURCHASE: You may purchase a Contract with $5,000 or more. For tax qualified contracts (such as IRAs and Roth IRAs), we require only $2,000. The Contract is also available for use in connection with beneficiary-directed transfers of death proceeds from another contract. You can add $500 or more to your Contract at any time during the Accumulation Phase ($100 or more to tax qualified contracts). No additional payments are allowed if this Contract is purchased with a beneficiary-directed transfer of death benefit proceeds.

4. INVESTMENT OPTIONS: You may put your money in any or all of the available Investment Portfolios by directing it into the corresponding Subaccount. The Investment Portfolios are described in their own prospectuses. You can make or lose money in any of these portfolios, depending on market conditions.

You may also invest in the Fixed Account.

5. CHARGES AND DEDUCTIONS:

FOR ALL CONTRACTS APPLIED FOR PRIOR TO FEBRUARY 1, 1999: The Contract has insurance features and investment features and there are costs related to each. Each year, during the Accumulation Phase, we deduct a $30 contract fee from your Contract. This charge is waived if the value of your Contract is at least $25,000 or if you have added at least $2,500 ($2,000 for Qualified Contracts) in additional purchase payments to your Contract during the last 12 months. We also deduct for insurance charges on an annual basis a total of 0.99% of the average daily value of your Contract allocated to the subaccounts. We may change this charge in the future but it will never be greater than 1.40%.

FOR CONTRACTS APPLIED FOR ON AND AFTER FEBRUARY 1, 1999: The Contract has insurance features and investment features and there are costs related to each. Each year during the Accumulation Phase, we deduct a $30 contract fee from your Contract. This charge is waived if the value of your Contract is at least $25,000 or if you have added at least $2,500 ($2,000 for Qualified Contracts) in additional Purchase Payments to your Contract during the last 12 months. We also deduct for insurance charges on an annual basis a total of 1.40% of the average daily value of your Contract allocated to the Subaccounts. We may change this charge in the future but it will never be greater than 1.40%.

If you take any money out of the Contract, we may assess a Surrender Charge on any Purchase Payment you withdraw. The amount of the Surrender Charge is dependent on the number of years since the Purchase Payment was added to the Contract. This Surrender Charge ranges from a maximum of 7% in the first year after payment, declining 1% each year until the sixth year, when it becomes 0%. If you surrender the Contract by taking out its entire value, or when you begin receiving regular income payments under it, we may assess a state premium tax ranging from 0-3.5%, depending upon the state in which you live.

In addition, we reserve the right to assess a processing charge equal to the lesser of $25 or 2% of the amount withdrawn for each withdrawal in excess of 12 in any Contract Year. We are not currently assessing this charge.

There are also investment charges, which range from 0.10% to 1.12% of the average daily value of the Investment Portfolio, depending on the portfolios in which your Contract is invested.

We reserve the right to charge $25 for each transfer in excess of 12 in any Contract Year. Currently, we are not charging this fee until the 19th transfer in a Contract Year.

For information concerning the compensation we pay for the sale of Contracts, see "Distribution".

6. TAXES: Earnings under the Contract are not taxed until you take them out (if you are a natural person). If you take money out, earnings come out first and are taxed as income. If you are younger than 59 1/2 when you take money out, you may also be charged a 10% federal tax penalty on the withdrawn earnings. Payments during the Income Phase may be considered partly to be a return of your original investment. That part of each payment is not taxable as income. Special tax rules apply if your annuity has been issued as a Qualified Contract under the Internal Revenue Code.

7. ACCESS TO YOUR MONEY: You can take some or all of the money out of your Contract at any time during the Accumulation Phase. You can take all of your earnings and up to 10% of your total Purchase Payments each year without any Surrender Charge. Withdrawals in excess of this amount will be charged the applicable Surrender Charge. After we have held the Purchase Payment for 5 years, there is no charge for withdrawing it. Of course, you may have to pay income tax and a tax penalty on any earnings you take out. Each Purchase Payment you add to your Contract has its own 5-year Surrender Charge period.

8. DEATH BENEFITS: If you die before the Income Phase begins, the person you have chosen as your Beneficiary will receive a death benefit. This death benefit will be the greater of: (1) the value of your Contract on the date we receive proof of your death; (2) the money you've put into the Contract less any Purchase Payments withdrawn; or (3) the value of your Contract on the most recent 5-year anniversary after the date of issue plus any money you've added minus any money withdrawn since that anniversary. If you die on or after age 75, slightly different rules apply.

9. OTHER INFORMATION:

FREE LOOK: If you cancel the Contract within 10 days after receiving it, we will refund: (1) the value of your Contract invested in the Subaccounts on the day we receive your request and any insurance charges assessed, plus (2) any Purchase Payments invested in the Fixed Account not previously withdrawn. No Surrender Charge will be assessed. This may be more or less than your Purchase Payments.

NO PROBATE: In most cases, any death benefit paid to your Beneficiary will not have to pass through probate.

DOLLAR COST AVERAGING PROGRAM: An optional Dollar Cost Averaging program is available that permits you to transfer a set dollar amount systematically from the Subaccount investing in the Money Market Portfolio or the Fixed Account to any other Subaccount, subject to certain restrictions. This reduces the risk of investing in a portfolio only when the price is high. Dollar Cost Averaging does not guarantee a profit and it doesn't protect against a loss if market prices decline.

SYSTEMATIC WITHDRAWALS: You may arrange to have money automatically sent to you each month while your Contract is still in the Accumulation Phase. Of course, you may have to pay taxes and surrender charges on the money you receive.

                                   FEE TABLES
--------------------------------------------------------------------------------

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and expenses that you will pay at the time that you buy the Contract, surrender the Contract, or transfer Contract Value between Variable Funding Options. Expenses shown do not include premium taxes, which may be applicable.

CONTRACT OWNER TRANSACTION EXPENSES

      WITHDRAWAL CHARGE.......................................  7%(1)
      (as a percentage of the Purchase Payments withdrawn)
      TRANSFER CHARGE......................................... $25(2)
      (assessed on transfers that exceed 18 per year)
      SURRENDER PROCESSING FEE................................ $25(3)

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Investment Portfolio fees and expenses.

CONTRACT ADMINISTRATIVE CHARGES

      ANNUAL CONTRACT ADMINISTRATIVE CHARGE................... $30(4)

---------------------

(1) The withdrawal charge declines to zero after the Purchase Payment has been in the Contract for five years. The charge is as follows:

       YEARS SINCE PURCHASE PAYMENT MADE           WITHDRAWAL CHARGE
  -------------------------------------------      -----------------
  GREATER THAN OR EQUAL TO      BUT LESS THAN
           0 years                 1 years                 7%
           1 years                 2 years                 6%
           2 years                 3 years                 5%
           3 years                 4 years                 4%
           4 years                 5 years                 3%
          5+ years                                         0%

---------------

(2) We reserve the right to charge a $25 transfer fee on each transfer after the first 12 transfers in any Contract Year. See "Section 5: Charges and Deductions".

(3) Currently, we do not assess a surrender processing fee. However, we do reserve the right to assess a fee equal to the lesser of $25 or 2% of the amount withdrawn for each withdrawal (including the final surrender) after the first 12 withdrawals in any Contract Year. See "Section 5:
        Charges and Deductions".

(4) We will waive the Annual Contract Fee in its entirety if, at the time this fee would be deducted, the Contract Value is at least $25,000. The Annual Contract Fee will also be waived in its entirety for any Contract Year during which Purchase Payments of at least $2,500 ($2,000 for Qualified Contracts), excluding the initial Purchase Payment, are paid.

ANNUAL SEPARATE ACCOUNT CHARGES (FOR CONTRACTS APPLIED FOR ON AND AFTER FEBRUARY 1, 1999)
(as a percentage of the average daily net assets of the Separate Account)

We will assess a mortality and expense risk charge ("M&E") of 1.25% and an administrative expense charge of 0.15% on all contracts.

Mortality and Expense Risk Charge...........................   1.25%*
Administrative Expense Charge...............................   0.15%
                                                               -----
TOTAL ANNUAL SEPARATE ACCOUNT CHARGES.......................   1.40%

ANNUAL SEPARATE ACCOUNT CHARGES (FOR CONTRACTS APPLIED FOR PRIOR TO FEBRUARY 1,
1999)
(as a percentage of average net assets)

Mortality and Expense Risk Charge...........................   0.84%
Administrative Expense Charge...............................   0.15%
                                                               -----
Total Separate Account Expenses.............................   0.99%

INVESTMENT PORTFOLIO EXPENSES AS OF DECEMBER 31, 2005 (unless otherwise indicated):

The first table below shows the range (minimum and maximum) of the total annual operating expenses charged by all of the Investment Portfolios, before any voluntary or contractual fee waivers and/or expense reimbursements. The second table shows each Investment Portfolio's management fee, distribution and/or service fees (12b-1) if applicable, and other expenses. The Investment Portfolios provided this information and we have not independently verified it. More detail concerning each Investment Portfolio's fees and expenses is contained in the prospectus for each Investment Portfolio. Current prospectuses for the Investment Portfolios can be obtained by calling 1-800-497-4857.

MINIMUM AND MAXIMUM TOTAL ANNUAL INVESTMENT PORTFOLIO OPERATING EXPENSES

                                                              MINIMUM                        MAXIMUM
----------------------------------------------------------------------------------------------------
TOTAL ANNUAL FUND OPERATING EXPENSES
(expenses that are deducted from Investment Portfolio
assets, including management fees, distribution
and/or service fees (12b-1) fees, and other expenses)          0.10%                          1.12%

INVESTMENT PORTFOLIO FEES AND EXPENSES
(as a percentage of average daily net assets)

                                                   DISTRIBUTION                               CONTRACTUAL FEE   NET TOTAL
                                                      AND/OR                   TOTAL ANNUAL       WAIVER          ANNUAL
                                     MANAGEMENT   SERVICE (12B-1)    OTHER      OPERATING     AND/OR EXPENSE    OPERATING
INVESTMENT PORTFOLIO:                   FEE            FEES         EXPENSES     EXPENSES      REIMBURSEMENT    EXPENSES**
--------------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS
  AIM V.I. Capital Appreciation
    Fund - Series I                    0.61%             --          0.29%        0.90%              --           0.90%(1)
  AIM V.I. Core Equity Fund -
    Series I                           0.60%             --          0.27%        0.87%              --           0.87%(1),(2)
  AIM V.I. Government Securities
    Fund - Series I                    0.47%             --          0.41%        0.88%              --           0.88%
  AIM V.I. International Growth
    Fund - Series I                    0.73%             --          0.38%        1.11%              --           1.11%
LEGG MASON PARTNERS VARIABLE
  PORTFOLIOS II
  Legg Mason Partners Variable
    Appreciation Portfolio             0.70%             --          0.02%        0.72%              --           0.72%
LEGG MASON PARTNERS VARIABLE
  PORTFOLIOS III, INC.
  Legg Mason Partners Variable
    Aggressive Growth Portfolio++      0.75%             --          0.02%        0.77%              --           0.77%(3)
LEGG MASON PARTNERS VARIABLE
  PORTFOLIOS V
  Legg Mason Partners Variable
    Small Cap Growth Opportunities
    Portfolio                          0.75%             --          0.30%        1.05%              --           1.05%
METROPOLITAN SERIES FUND
  BlackRock Money Market
    Portfolio - Class A                0.35%             --          0.07%        0.42%              --           0.42%(4)
  MFS Total Return Portfolio -
    Class A                            0.57%             --          0.16%        0.73%              --           0.73%(5)
  Western Asset Management
    Strategic Bond Opportunities
    Portfolio - Class A                0.65%             --          0.10%        0.75%              --           0.75%
MFS(R) VARIABLE INSURANCE
  TRUST(SM)
  MFS(R) Emerging Growth Series        0.75%             --          0.13%        0.88%              --           0.88%
  MFS(R) Research Bond Series          0.60%             --          0.52%        1.12%              --           1.12%(6)
  MFS(R) Research Series               0.75%             --          0.18%        0.93%              --           0.93%

                                                   DISTRIBUTION                               CONTRACTUAL FEE   NET TOTAL
                                                      AND/OR                   TOTAL ANNUAL       WAIVER          ANNUAL
                                     MANAGEMENT   SERVICE (12B-1)    OTHER      OPERATING     AND/OR EXPENSE    OPERATING
INVESTMENT PORTFOLIO:                   FEE            FEES         EXPENSES     EXPENSES      REIMBURSEMENT    EXPENSES**
--------------------------------------------------------------------------------------------------------------------------
VARIABLE INSURANCE PRODUCTS FUND
  VIP Contrafund(R)
    Portfolio - Initial Class          0.57%             --          0.09%        0.66%              --           0.66%
  VIP Equity-Income
    Portfolio - Initial Class          0.47%             --          0.09%        0.56%              --           0.56%
  VIP Growth Portfolio - Initial
    Class                              0.57%             --          0.10%        0.67%              --           0.67%
  VIP High Income
    Portfolio - Initial Class          0.57%             --          0.13%        0.70%              --           0.70%
  VIP Index 500
    Portfolio - Initial Class          0.10%             --             --        0.10%              --           0.10%(7)
  VIP Overseas Portfolio - Initial
    Class                              0.72%             --          0.17%        0.89%              --           0.89%

--------------------------------------------------------------------------------
** Net Total Annual Operating Expenses do not reflect (1) voluntary waivers of fees and expenses; (2) contractual waivers that are in effect for less than one year from the date of this Prospectus; or (3) expense reductions resulting from custodial fee credits or directed brokerage arrangements.
++ Fees and expenses for this Portfolio are based on the Portfolio's fiscal year ended October 31, 2005.

NOTES
(1) The Fund's Total Annual Operating Expenses have been restated to reflect the Reorganization of another Fund into this Fund which occurred on May 1, 2006.
(2) Effective upon the closing of the Reorganization which occurred on May 1, 2006, the advisor for the Fund has contractually agreed to waive advisory fees and/or reimburse expenses to the extent necessary to limit Total Annual Fund Operating Expenses of Series I shares to 0.91% of average daily net assets excluding (i) interest; (ii) taxes; (iii) dividend expense on short sales; (iv) extraordinary items; (v) expenses related to a merger or reorganizations as approved by the Fund's Board of Trustees; and (vi) expenses that the Fund has incurred but did not actually pay because of an expense offset arrangement. The expense limitation agreement is in effect through April 30, 2007.
(3) The management fee in the table has been restated to reflect a new management fee schedule which became effective on November 1, 2005.
(4) Our affiliate, MetLife Advisers, LLC and the Metropolitan Series Fund, Inc. have entered into an expense agreement under which MetLife Advisers, LLC will waive, through April 30, 2007, the management fees (other than brokerage costs, interest, taxes or extraordinary expenses) payable by the Portfolio, in the following amount: 0.005% on the first $500 million of assets and 0.015% on the next $500 million of assets.
(5) The management fee in the table has been restated to reflect a new management fee schedule that became effective on May 1, 2006.
(6) MFS has contractually agreed to bear the series' expenses such that "Other Expenses" do not exceed 0.20% annually for the Research Bond Series. This expense limitation arrangement excludes management fees, taxes, extraordinary expenses, brokerage and transaction costs and expenses associated with the series' investing activities. This contractual fee arrangement will continue until at least April 30, 2007 unless earlier terminated or revised with the consent of the Board of Trustees which oversees the series. MFS has also contractually agreed to waive its right to receive 0.10% of the management fee annually. This contractual agreement will continue until at least April 30, 2007 unless earlier terminated or modified with the consent of the Board of Trustees which oversees the series.
(7) Management fees for the fund have been reduced to 0.10%, and class expenses are limited to 0.10% (these limits do not apply to interest, taxes, brokerage commissions, security lending fees, or extraordinary expenses).

EXAMPLE:

The example is intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. These costs include Contract Owner transaction expenses, contract fees, separate account annual expenses, and Investment Portfolio total annual operating expenses. The example does not represent past or future expenses. Your actual expenses may be more or less than those shown.

The example assumes that you invest $10,000 in the Contract for the time periods indicated and that your investment has a 5% return each year. The example reflects the annual contract administrative charge, factoring in that the charge is waived for contracts over a certain value. Additionally, the example is based on the minimum and maximum Investment Portfolio total annual operating expenses shown above, and do not reflect any Investment Portfolio fee waivers and/or expense reimbursements.

The example assumes you have allocated all of your Contract Value to either the Investment Portfolio with the maximum total annual operating expenses or the Investment Portfolio with the minimum total annual operating expenses.

                                             IF CONTRACT IS SURRENDERED AT THE END OF       IF CONTRACT IS NOT SURRENDERED OR
                                                          PERIOD SHOWN:                   ANNUITIZED AT THE END OF PERIOD SHOWN:
INVESTMENT                                   ----------------------------------------    ----------------------------------------
OPTION                                       1 YEAR    3 YEARS    5 YEARS    10 YEARS    1 YEAR    3 YEARS    5 YEARS    10 YEARS
----------                                   ------    -------    -------    --------    ------    -------    -------    --------
Investment Portfolio with Maximum Total
Annual Operating Expenses..................  $961      $1302      $1669      $2904       $261      $802       $1369      $2904
Investment Portfolio with Minimum Total
Annual Operating Expenses..................  $859       $993      $1150      $1854       $159      $493        $850      $1854

SECTION 1: THE ANNUITY CONTRACT

An annuity is a contract between the Owner ("you"), and an insurance company (in this case, Metropolitan Life Insurance Company ), where the insurance company promises to pay an income to you, or some other person you name (the "Annuitant"), in the form of Annuity Income Payments, beginning on a date that's at least 30 days in the future. Until the date Annuity Income Payments begin, the Contract is in the Accumulation Phase. Once Annuity Income Payments begin, the Contract is in the Income Phase. Your earnings under the Contract are tax deferred.

Tax deferred means that earnings or appreciation of the assets in your Contract aren't taxed until money is taken out.

This Contract is a variable annuity. It enables you to put money into a number of different Subaccounts, each of which invests exclusively in a single Investment Portfolio. The amount of money you are able to accumulate under the Contract during the Accumulation Phase depends on the investment performance of the Investment Portfolio(s) in which your money is invested. Depending on market conditions, any of these portfolios can make or lose money. Each Subaccount is a division of Metropolitan Life Variable Annuity Separate Account I. The Separate Account is an investment account we established to receive and invest Purchase Payments under the Contract that is insulated from any profit or loss arising from any other business we conduct.

The Contract also contains a Fixed Account. The Fixed Account is part of our General Account that supports our insurance and annuity obligations. All assets in the Fixed Account are subject to the general liabilities of our business operations. The Fixed Account earns interest annually at a rate guaranteed by us never to be less than 3.0% and may be more. This rate is established by us, at our sole discretion, for each Purchase Payment or transfer into the Fixed Account. Once established, a rate is guaranteed for 12 months. We have no specific formula for determining Fixed Account interest rates. If you select the Fixed Account, the amount of money you are able to accumulate during the Accumulation Phase depends on the total interest credited to the Fixed Account. You bear the risk that the interest rate will not rise above 3%.

Your total Contract Value is equal to the dollar amount you have in the Fixed Account plus the dollar value of any amounts you have which are invested in the different Investment Portfolios.

As Owner of the Contract, you exercise all rights under it before the Annuity Income Date. You can name a new Owner by notifying us. You may co-own the Contract with someone else ("Joint Owner"). You may name or change the person who will receive the Annuity Income Payments. Your rights under the Contract end when Annuity Income Payments begin, unless you are also the person receiving these payments (the "Annuitant"). More information about your rights under the Contract is included in "Section 10: Other Information."

This prospectus describes our basic Contract. There may be differences in the features, benefits, and charges, in your Contract because of the state requirements where we issued your Contract. Please review your Contract for a description of the differences.

SECTION 2: ANNUITY PAYMENTS (THE INCOME PHASE)

Under the Contract, you can choose the month and year in which Annuity Income Payments begin. That date is called the Annuity Income Date. You can also choose the frequency of Annuity Income Payments and the plan on which those payments are based. We call these Annuity Income Options.

You may choose your Annuity Income Date and annuity income option when you purchase the Contract. However, you may defer these decisions until a later date if you wish, or once chosen, you can change them at any time before the Annuity Income Date if you give us at least 30 days' notice. The Annuity Income Date cannot be any earlier than one month after you buy the Contract. If you don't choose an Annuity Income Date, Annuity Income Payments will begin on the Annuitant's 65th birthday or 10 years after the date the Contract was issued, whichever is later. However, Annuity Income Payments must begin by the first day of the month following the Annuitant's 85th birthday. Certain plans that qualify for special tax considerations may require an earlier Annuity Income Date. (See "Section 6: Taxes")

If you don't choose an annuity income option by the time Annuity Income Payments begin, we will make the payments under Option 3 (see below) as a Life Annuity with 10 years of payments guaranteed. If you do not identify another Annuitant, we will consider you to be the Annuitant.

During the Income Phase, you have the same investment choices you had during the Accumulation Phase. At the Annuity Income Date, you can select whether payments will come from the Fixed Account, one or more of the Subaccounts, or a combination of both. If you don't tell us otherwise, Annuity Income Payments will be based on the value of your investments under the Contract, and their allocations among the Fixed Account and the Subaccounts on the Annuity Income Date.

VARIABLE ANNUITY INCOME PAYMENTS: If you choose to have any portion of your Annuity Income Payments come from the Subaccounts, the payment amount will depend on four things: (1) the portion of the Contract Value you keep in the Subaccounts on and after the Annuity Income Date; (2) the 3.0% assumed investment rate used in the Contract's annuity tables; (3) the performance of the Investment Portfolios in which the Subaccounts are invested; and (4) the annuity income option you choose. If, after all charges and deductions, the combined total return of the Subaccounts you have chosen exceeds the 3.0% annual assumed rate, your Annuity Income Payments will increase. Similarly, if the combined total return of the Subaccounts chosen is less than the 3.0% annual assumed rate, your Annuity Income Payments will decrease. For detailed information on how variable Annuity Income Payments are determined, see the SAI.

FIXED ANNUITY INCOME PAYMENTS: If you choose to have any portion of your Annuity Income Payments come from the Fixed Account, the payment amount will be fixed and guaranteed by us. The payment amount will depend on three things: (1) the portion of the Contract Value you keep in the Fixed Account on and after the Annuity Income Date; (2) the interest rate we credit on those amounts (we guarantee a minimum annual interest rate of 3.0%); and (3) the annuity income option you choose.

ANNUITY INCOME OPTIONS: You may select one of the following standard Annuity Income Options. In addition, you may elect any other method of payment that is mutually agreeable to you and us. After Annuity Income Payments begin, you cannot change the annuity income option.

OPTION 1: INCOME FOR A FIXED PERIOD. Under this option, we will make Annuity Income Payments each month for a fixed number of years. The number of years must be at least 5 and not more than 30. If the Annuitant dies and we have made Annuity Income Payments for less than the selected period, we will continue to make Annuity Income Payments for the rest of the guaranteed period to any person named by the Annuitant. This option is available only for Annuity Income Payments from the Fixed Account and only if the Annuity Income Date is at least 5 years from the date the Contract was issued.

OPTION 2: LIFE ANNUITY. Under this option, we will make an Annuity Income Payment each month as long as the Annuitant is alive. After the Annuitant dies, we stop making Annuity Income Payments.

OPTION 3: LIFE ANNUITY WITH PERIOD CERTAIN. Under this option, we will make an Annuity Income Payment each month as long as the Annuitant is alive. If the Annuitant dies and we have made Annuity Income Payments for less than the selected guaranteed period, we will continue to make Annuity Income Payments for the rest of the guaranteed period to any person named by the Annuitant.

OPTION 4: JOINT AND SURVIVOR ANNUITY. Under this option, we will make Annuity Income Payments each month as long as the Annuitant and a second person are both alive. When either of these persons dies, we will continue to make Annuity Income Payments to the survivor. When the survivor dies, we stop making Annuity Income Payments.

NOTE CAREFULLY: Under options 2 and 4 it would be possible for only one annuity payment to be made if the Annuitant(s) were to die before the second annuity payment was due; and only two payments if the Annuitant(s) were to die before the third annuity payment was due; etc.

Annuity Income Payments are made monthly unless we agree to some other payment schedule. If you have less than $2,000 under the Contract to apply toward payments, we may pay your Annuity Income Payment in a single lump sum. If your Annuity Income Payments would be less than $50 a month, we have the right to change the frequency of payments so that your Annuity Income Payments are at least $50.

SECTION 3: PURCHASE

The Company no longer offers the Contract to new purchasers, however, it does continue to accept Purchase Payments from existing Contract Owners.

PURCHASE PAYMENTS: A Purchase Payment is the money you give us to buy the Contract. The minimum we will accept when the Contract is bought is $5,000 ($2,000 if the Contract qualifies for special tax treatment under the IRS Code). You can make additional Purchase Payments at any time (except for Contracts purchased with a beneficiary-directed transfer of death proceeds), and you may arrange for Purchase Payments to be made automatically from your bank account or other source each month. We have the right to require each additional payment to be at least $500 ($100 for Qualified Contracts). Our approval is required if total Purchase Payments in any Contract Year exceed $1,000,000.

ALLOCATION OF PURCHASE PAYMENTS: When you purchase a Contract, we will allocate your Purchase Payment to the Fixed Account and/or one or more of the Subaccounts as you have directed us, for investment in the corresponding Investment Portfolios. If you make additional Purchase Payments, we will allocate them the same way as your first Purchase Payment unless you tell us otherwise. You may direct individual Purchase Payments to one or more Subaccounts and/or to the Fixed Account without changing your current allocation schedule. Your allocation directions must be in whole percent and each Purchase Payment must result in a minimum allocation of $100 to each selected Investment Portfolio and/or the Fixed Account.

You should periodically review your Purchase Payment allocation schedule in light of market conditions and your overall financial objectives.

Once we receive your initial Purchase Payment, and all necessary information, we will allocate your Purchase Payment and issue your Contract within 2 Business Days. If you do not give us all of the information we need, we will contact you to get it. If for some reason we are unable to complete this process within 5 Business Days, we will either send the money back to you or get your permission to keep it until we get all of the necessary information. If you add more money to your contract by making additional Purchase Payments, we will credit those amounts to your contract within one Business Day after receipt at the price next determined after we receive the payment. A Business Day is any day when the New York Stock Exchange is open for business. Our Business Day closes when the New York Stock Exchange closes, usually 4:00 p.m., Eastern time. We are open for business on all days that the New York Stock Exchange is open for business.

FREE LOOK PERIOD: If you change your mind about owning this Contract, you may cancel it within 10 days after receiving it (or other period as may be required in your state). When you cancel the Contract within this time period, we will not assess a Surrender Charge. You will receive the value of your Contract invested in the Subaccounts on the day we receive your request and any insurance charges assessed plus any Purchase Payments invested in the Fixed Account not previously withdrawn. This amount may be more or less than the aggregate amount of Purchase Payments made up to that time. If you have purchased your Contract as an IRA, we may be required to give you back your full Purchase Payment if you decide to cancel it within this period. If that is the case, we have the right to put any portion of your initial Purchase Payment allocated to a Subaccount into the Money Market Subaccount until the end of the cancellation period described above. At the end of that period, we will reallocate your initial Purchase Payment according to your allocation directions. Currently, however, all Purchase Payments are allocated directly to the Subaccounts as you direct. We will consider the Contract received five days after it is mailed to your last known address.

ACCUMULATION UNITS: In order to keep track of the value of your Contract during the Accumulation Phase, we use a unit of measure we call an Accumulation Unit. During the Contract's Income Phase, we call the unit an Annuity Unit. These units represent your ownership interest in a Subaccount. When you make a Purchase Payment, or transfer money, into a Subaccount, we credit that Subaccount with Accumulation Units. The number of Accumulation Units credited to your Contract is determined by dividing the amount of the Purchase Payment or transfer allocated to the Subaccount by the value of an Accumulation Unit for that Subaccount next determined as of the end of that Business Day. If you make a withdrawal or transfer out of a Subaccount or if we assess transfer or Surrender Charges or an Annual Contract Fee, we subtract Accumulation Units from the Subaccount in a similar manner.

At the close of each Business Day, we determine the value of an Accumulation Unit for each Subaccount. We do this by:

     (1) determining the total value of the Subaccount's investment in the corresponding Investment Portfolio, using the portfolio's net asset value calculated at the end of that day;

     (2)  subtracting from that amount any insurance charges (see "Section 5:
          Charges and Deductions;" and

     (3) dividing this amount by the number of outstanding Accumulation Units in that Subaccount.

Example: On Monday we receive an additional Purchase Payment of $5,000 from you. You have told us you want the entire amount to be allocated to Subaccount "x" (any Subaccount currently available). When the New York Stock Exchange closes that day, we determine that the value of one Accumulation Unit for that Subaccount is $10.00. We then divide $5,000 by $10.00 and credit your Contract that night with 500 additional Accumulation Units in Subaccount x.

The value of an Accumulation Unit may go up or down from day to day depending on the investment performance of the Investment Portfolio invested in by that Subaccount and the deduction of certain fees and expenses. For a detailed discussion of how we determine Accumulation Unit Value, see the SAI.

SECTION 4: SUBACCOUNTS

You choose the Subaccounts to which you allocate your Purchase Payments. From time to time we may make new Investment Options available. These Investment Options are Subaccounts of the Separate Account. The Subaccounts invest in the Investment Portfolios. You are not investing directly in the Investment Portfolio. Each Investment Portfolio is a portfolio of an open-end management investment company that is registered with the SEC under the Investment Company Act of 1940. These Investment Portfolios are not publicly traded and are offered only through variable annuity contracts, variable life insurance policies, and in some instances, certain retirement plans. They are not the same retail mutual funds as those offered outside of a variable annuity or variable life insurance product, although the investment practices and fund names may be similar, and the portfolio managers may be identical. Accordingly, the performance of the retail mutual fund is likely to be different from that of the Investment Portfolio, and Contract Owners should not compare the two.

We select the Investment Portfolios offered through this Contract based on several criteria, including asset class coverage, the strength of the adviser's or sub-adviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Investment Portfolio's adviser or sub-adviser is one of our affiliates or whether the Investment Portfolio, its adviser, its sub-adviser(s), or an affiliate will compensate us or our affiliates for providing certain administrative, marketing and other support services that would otherwise be provided by the Investment Portfolio, the Investment Portfolio's investment adviser, or its distributor. In some cases, we have included Investment Portfolios based on recommendations made by broker-dealer firms. When we develop a variable product in cooperation with a fund family or distributor (e.g., a "private label" product), we will generally include Investment Portfolios based on recommendations made by the fund family or distributor, whose selection criteria may differ from our selection criteria.

We review the Investment Portfolios periodically and may remove an Investment Portfolio or limit its availability to new Purchase Payments and/or transfers of Contract Value if we determine the Investment Portfolio no longer meets one or more of the selection criteria, and/or if the Investment Portfolio has not attracted significant allocations from owners. We do not provide investment advice and do not recommend or endorse any particular Investment Portfolio.

In certain circumstances, our ability to remove or replace an Investment Portfolio may be limited by the terms of a five-year agreement between MetLife, Inc. MetLife and Legg Mason, Inc. ("Legg Mason") relating to the use of certain Investment Portfolios advised by Legg Mason affiliates. The agreement sets forth the conditions under which we can remove an Investment Portfolio, which, in some cases, may differ from our selection criteria. In addition, during the term of the agreement, subject to our fiduciary and other legal duties, we are generally obligated in the first instance to consider Investment Portfolios advised by Legg Mason affiliates in seeking to make a substitution for an Investment Portfolio advised by a Legg Mason affiliate. The agreement was originally entered into on July 1, 2005 by MetLife, Inc. and certain affiliates of Citigroup Inc. ("Citigroup") as part of MetLife, Inc.'s acquisition of The Travelers Insurance Company and The Travelers Life and Annuity Company from Citigroup. Legg Mason replaced the Citigroup affiliates as a party to the agreement when Citigroup sold its asset management business to Legg Mason.

If investment in the Investment Portfolios or a particular Investment Portfolio is no longer possible, in our judgment becomes inappropriate for the purposes of the Contract, or for any other reason in our sole discretion, we may substitute another Investment Portfolio or Investment Portfolios without your consent. The substituted Investment Portfolio(s) may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Investment Portfolios to allocations of Purchase Payments or Contract Value, or both, at any time in our sole discretion.

ADMINISTRATIVE, MARKETING AND SUPPORT SERVICE FEES. As described above, an investment adviser (other than our affiliates MetLife Advisers, LLC and Met Investors Advisory LLC) or sub-adviser of an Investment Portfolio, or its affiliates, may compensate us and/or certain of our affiliates for administrative or other services relating to the Investment Portfolios. The amount of this compensation is not deducted from Fund assets and does not decrease the Fund's investment return. The amount of the compensation is based on a percentage of assets of the Investment Portfolio attributable to the Contracts and certain other variable insurance products that we and our affiliates issue. These percentages differ and some advisers or sub-advisers (or other affiliates) may pay us more than others. These percentages currently range up to .50%. Additionally, an investment adviser or sub-adviser of an Investment Portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the Contracts and may pay the Company and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or sub-adviser (or their affiliate) with increased access to persons involved in the distribution of the Contracts.

We and/or certain of our affiliated insurance companies are joint members of our affiliated investment advisers MetLife Advisers, LLC and Met Investors Advisory LLC, which are organized as "limited liability companies." Our membership interests entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Investment Portfolios. We may benefit accordingly from assets allocated to the Investment Portfolios to the extent they result in profits to the advisers. (See "Fee Table--Investment Portfolio Fees and Expenses" for information on the management fees paid by the Investment Portfolios and the Statement of Additional Information for information on the management fees paid by the advisers to the sub-advisers.)

Certain Investment Portfolios have adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. The Distribution Plan is described in more detail in the Investment Portfolio's prospectus. (See "Fee Table--Investment Portfolio Fees and Expenses" and "Other Information--Distribution of Variable Annuity Contracts.") The payments are deducted from the assets of the Investment Portfolios and are paid to our distributor, MetLife Investors Distribution Company. These payments decrease the Funds' investment return.

The agreement described above between MetLife, Inc. and Legg Mason also obligates Legg Mason affiliates to continue on their current terms certain arrangements under which we receive payments in connection with our provision of administrative, marketing or other support services to the Investment Portfolios advised or sub-advised by Legg Mason affiliates.

Each Investment Portfolio has different investment objectives and risks. The Investment Portfolio prospectuses contain more detailed information on each Investment Portfolio's investment strategy, investment adviser and fees. You may obtain an Investment Portfolio prospectus by calling 1-800-497-4857 or through your registered representative. We do not guarantee the investment results of the Investment Portfolios.

There is no assurance that an Investment Portfolio will achieve its stated objective. YOU SHOULD READ THE PROSPECTUSES FOR THESE INVESTMENT PORTFOLIOS CAREFULLY BEFORE INVESTING. The current Investment Portfolios are listed below, along with their investment objectives, investment advisers and any subadviser:

                                                            INVESTMENT                                   INVESTMENT
INVESTMENT PORTFOLIOS                                        OBJECTIVE                               ADVISER/SUBADVISER
---------------------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS
  AIM V.I. Capital Appreciation Fund -     Seeks growth of capital.                         A I M Advisors, Inc.
    Series I
  AIM V.I. Core Equity Fund - Series I     Seeks growth of capital.                         A I M Advisors, Inc.
  AIM V.I. Government Securities Fund -    Seeks to achieve a high level of current         A I M Advisors, Inc.
    Series I                               income consistent with reasonable concern for
                                           safety of principal.
  AIM V.I. International Growth Fund -     Seeks to provide long-term growth of capital.    A I M Advisors, Inc.
    Series I
LEGG MASON PARTNERS VARIABLE PORTFOLIOS
  II
  Legg Mason Partners Variable             Seeks long-term appreciation of capital.         ClearBridge Advisors, LLC (formerly,
    Appreciation Portfolio                                                                  CAM North America, LLC)
LEGG MASON PARTNERS VARIABLE PORTFOLIOS
  III, INC.
  Legg Mason Partners Variable             Seeks long-term capital appreciation.            ClearBridge Advisors, LLC (formerly,
    Aggressive Growth Portfolio                                                             CAM North America, LLC)
LEGG MASON PARTNERS VARIABLE PORTFOLIOS
  V
  Legg Mason Partners Variable Small       Seeks long-term capital growth.                  ClearBridge Advisors, LLC (formerly,
    Cap Growth Opportunities Portfolio                                                      CAM North America, LLC)
METROPOLITAN SERIES FUND, INC.
  BlackRock Money Market Portfolio -       Seeks a high level of current income             MetLife Advisers, LLC
    Class A                                consistent with preservation of capital.         Subadviser: BlackRock Advisors, Inc.
  MFS Total Return Portfolio - Class A     Seeks a favorable total return through           MetLife Advisers, LLC
                                           investment in a diversified portfolio.           Subadviser: Massachusetts Financial
                                                                                            Services Company
  Western Asset Management Strategic       Seeks to maximize total return consistent        MetLife Advisers, LLC
    Bond Opportunities                     with preservation of capital.                    Subadviser: Western Asset Management
    Portfolio - Class A                                                                     Company
MFS(R) VARIABLE INSURANCE TRUST(SM)
  MFS(R) Emerging Growth Series            Seeks long-term growth of capital.               Massachusetts Financial Services
                                                                                            Company
  MFS(R) Research Bond Series              Seeks to provide total return (high current      Massachusetts Financial Services
                                           income and long-term growth of capital).         Company
  MFS(R) Research Series                   Seeks long-term growth of capital and future     Massachusetts Financial Services
                                           income.                                          Company
VARIABLE INSURANCE PRODUCTS FUND
  VIP Contrafund(R) Portfolio - Initial    Seeks long-term capital appreciation.            Fidelity Management & Research
    Class                                                                                   Company
  VIP Equity-Income Portfolio - Initial    Seeks reasonable income. The fund will also      Fidelity Management & Research
    Class                                  consider the potential for capital               Company
                                           appreciation. The fund's goal is to achieve a
                                           yield which exceeds the composite yield on
                                           the securities comprising the Standard &
                                           Poor's 500(SM) Index (S&P 500(R)).
  VIP Growth Portfolio - Initial Class     Seeks to achieve capital appreciation.           Fidelity Management & Research
                                                                                            Company
  VIP High Income Portfolio - Initial      Seeks a high level of current income, while      Fidelity Management & Research
    Class                                  also considering growth of capital.              Company
  VIP Index 500 Portfolio - Initial        Seeks investment results that correspond to      Fidelity Management & Research
    Class                                  the total return of common stocks publicly       Company
                                           traded in the United States, as represented      Subadviser: Geode Capital Management
                                           by the S&P 500.
  VIP Overseas Portfolio - Initial         Seeks long-term growth of capital.               Fidelity Management & Research
    Class                                                                                   Company

ADDITIONAL INFORMATION REGARDING INVESTMENT PORTFOLIOS

Some of the Investment Portfolios listed above were subject to a merger, substitution or name change. The chart below identifies the former name and new name for each of these Investment Portfolios.

             INVESTMENT PORTFOLIO NAME CHANGES
FORMER INVESTMENT PORTFOLIO                                     NEW INVESTMENT PORTFOLIO
GREENWICH STREET SERIES FUND                                    LEGG MASON PARTNERS VARIABLE PORTFOLIOS II
  Appreciation Portfolio                                          Legg Mason Partners Variable Appreciation Portfolio
TRAVELERS SERIES FUND, INC.                                     LEGG MASON PARTNERS VARIABLE PORTFOLIOS III, INC.
  Smith Barney Aggressive Growth Portfolio                        Legg Mason Partners Variable Aggressive Growth Portfolio
VARIABLE ANNUITY PORTFOLIOS                                     LEGG MASON PARTNERS VARIABLE PORTFOLIOS V
  Smith Barney Small Cap Growth Opportunities Portfolio           Legg Mason Partners Variable Small Cap Growth
                                                                  Opportunities Portfolio
INVESTMENT PORTFOLIO MERGERS
FORMER INVESTMENT PORTFOLIO                                     NEW INVESTMENT PORTFOLIO
AIM VARIABLE INSURANCE FUNDS                                    AIM VARIABLE INSURANCE FUNDS
  AIM V.I. Growth Fund                                            AIM V.I. Capital Appreciation Fund
  AIM V.I. Premier Equity Fund                                    AIM V.I. Core Equity Fund
INVESTMENT PORTFOLIO SUBSTITUTIONS
FORMER INVESTMENT PORTFOLIO                                     NEW INVESTMENT PORTFOLIO
MFS(R) VARIABLE INSURANCE TRUST(SM)                             METROPOLITAN SERIES FUND, INC.
  MFS(R) Money Market Series                                      BlackRock Money Market
  MFS(R) Strategic Income Series                                  Salomon Brothers Strategic Bond Opportunities Portfolio
  MFS(R) Total Return Series                                      MFS Total Return Portfolio

--------------------------------------------------------------------------------

The value of the Contract will increase or decrease depending upon the investment performance of the Investment Portfolio(s) in which the Subaccounts you chose are invested. For more information on the performance of Investment Portfolios under the Contract, see their prospectuses. Past performance is not a guarantee of future results.

TRANSFERS DURING THE ACCUMULATION PHASE: During the Accumulation Phase, you may transfer money to or from the Fixed Account and to or from any Subaccount. We have the right to charge a $25 fee for each transfer you make in excess of 12 in any Contract Year. Currently, transfer fees are charged only if you make more than 18 transfers in a Contract Year. A Contract Year is each consecutive 12-month period measured from the day we issued your Contract.

The following apply to any transfer during the Accumulation Phase:

     (1) If the value remaining in the Fixed Account or a Subaccount after a transfer is less than $100, we may transfer the entire amount instead of the requested amount. Unless you give us other directions, such transfer will be allocated in the same proportion as the transfer request resulting in this action.

     (2) We have the right to defer transfers from the Fixed Account for up to 6 months following the date of the request.

TRANSFERS DURING THE INCOME PHASE: During the Income Phase, the Annuitant may transfer values among Subaccounts once every three months. Transfers from the Fixed Account to a Subaccount or from any Subaccount to the Fixed Account are not allowed during the Income Phase.

TRANSFER REQUESTS: Transfer requests, like all other elections, requests, and notices to us, must be in writing in a form acceptable to us unless you have provided us with valid authorization to accept such requests or notices by telephone. Any telephone authorization is valid until it is rescinded or modified in writing by you. We employ reasonable procedures to confirm that instructions given us by telephone are genuine. We may be liable for losses due to unauthorized or fraudulent instructions only if we fail to follow those reasonable procedures. The procedures we follow for telephone transfers include confirming the correct name, contract number and your social security number. We may modify or eliminate the transfer privileges at any time, for any class of Contracts, for any reason. In particular, we reserve the right to not honor transfers requested by a third party holding a power of attorney from an Owner where that third party requests simultaneous transfers on behalf of the Owners of two or more Contracts.

Frequent requests from Contract Owners to transfer Contract Value may dilute the value of an Investment Portfolio's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the Investment Portfolio and the reflection of that change in the Investment Portfolio's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the Investment Portfolios and may disrupt management strategy, requiring an Investment Portfolio to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Investment Portfolios, which may in turn adversely affect Contract Owners and other persons who may have an interest in the Contracts (e.g., annuitants and beneficiaries).

We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Investment Portfolios, i.e., the AIM V.I. International Growth Fund, the Legg Mason Partners Variable Small Cap Growth Opportunities Portfolio, the Western Asset Management Strategic Bond Opportunities Portfolio, the Fidelity VIP High Income Portfolio and the Fidelity VIP Overseas Portfolio (the "Monitored Portfolios"), and we monitor transfer activity in those Monitored Portfolios. We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each of the Monitored Portfolios, in a three-month period there were two or more "round-trips" of a certain dollar amount or greater. A round-trip is defined as a transfer in followed by a transfer out within the next 10 calendar days, or a transfer out followed by a transfer in within the next 10 calendar days. In the case of a Contract that has been restricted previously, a single round-trip of a certain dollar amount or greater will trigger the transfer restrictions described below.

We do not believe that other Investment Portfolios present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those Investment Portfolios. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Investment Portfolios, we rely on the Investment Portfolios to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.

Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the Contracts, we will exercise our contractual right to restrict your number of transfers to one every six months. In addition, we also reserve the right, but do not have the obligation, to further restrict the right to request transfers by any market timing firm or any other third party who has been authorized to initiate transfers on behalf of multiple Contract Owners. We may, among other things:

     - reject the transfer instructions of any agent acting under a power of attorney on behalf of more than one Owner, or

     - reject the transfer or exchange instructions of individual Owners who have executed pre-authorized transfer forms which are submitted by market timing firms or other third parties on behalf of more than one Owner.

Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.

The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Investment Portfolios that we believe are susceptible to arbitrage trading or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the Contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the Contracts. We do not accommodate market timing in any Investment Portfolio and there are no arrangements in place to permit any Contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.

The Investment Portfolios may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares, and we reserve the right to enforce these policies and procedures. For example, Investment Portfolios may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Investment Portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Contract Owners and other persons with interests in the Contracts should be aware that we currently may not have the contractual obligation or the operational capacity to apply the frequent trading policies and procedures of the Investment Portfolios. However, under rules recently adopted by the Securities and Exchange Commission, effective April 16, 2007 we will be required to (1) enter into a written agreement with each Investment Portfolio or its principal underwriter that will obligate us to provide to the Investment Portfolio promptly upon request certain information about the trading activity of individual Contract Owners, and (2) execute instructions from the Investment Portfolio to restrict or prohibit further purchases or transfers by specific Contract Owners who violate the frequent trading policies established by the Investment Portfolio.

In addition, Contract Owners and other persons with interests in the Contracts should be aware that some Investment Portfolios may receive "omnibus" purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Investment Portfolios in their ability to apply their frequent trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Investment Portfolios (and thus Contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Investment Portfolios.

In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Investment Portfolios, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing activities (even if an entire omnibus order is rejected due to the market timing activity of a single Contract Owner). You should read the Investment Portfolio prospectuses for more details.

DOLLAR COST AVERAGING PROGRAM: Dollar Cost Averaging allows you to systematically transfer a specific amount each month from either the Fixed Account or the Money Market Subaccount to any other Subaccount(s). By transferring a set amount on a regular schedule instead of transferring the total amount at one particular time, you may reduce the risk of investing in the corresponding Investment Portfolio only when the price is high. Dollar Cost Averaging does not guarantee a profit and it doesn't protect against a loss if market prices decline. Dollar Cost Averaging is available only during the Accumulation Phase.

The minimum amount that can be transferred each month under Dollar Cost Averaging is $100. The maximum transfer amount can be no more than 1/6(th) of the total value in the Fixed Account or Money Market Subaccount at the time the transfers begin. Once you elect Dollar Cost Averaging, it remains in effect until the value in the Fixed Account or Money Market Subaccount is inadequate to execute the requested transfers or until you cancel it by notifying us. You may cancel this option at any time.

There is no charge or fee for using Dollar Cost Averaging. However, transfers made under the Dollar Cost Averaging program will be counted in determining the total number of transfers in any year. We reserve the right to discontinue offering Dollar Cost Averaging at any time. Such action by us will not end any Dollar Cost Averaging in effect at the time we terminate the program.

VOTING RIGHTS: We are the legal owner of all Investment Portfolio shares purchased under this Contract and held in the Subaccounts. However, when an Investment Portfolio solicits proxies in conjunction with a vote of shareholders, we are required to obtain from you and other Contract Owners (or Annuitants, if the Contract is in the Income Phase) instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in the affected portfolio, including any we own in our own behalf, in the same proportion as those instructions. The effect of this proportional voting is that a small number of Contract Owners may control the outcome of a vote. If, however, we determine that we are no longer required to obtain voting instructions from the Contract Owners/Annuitants, we will vote the shares as we alone may decide. A more detailed discussion of voting rights is found in the SAI.

SECTION 5: CHARGES AND DEDUCTIONS

There are several charges and other expenses associated with the Contract that will reduce the return on your investment in the Contract. We may realize a profit or loss on one or more of these charges. We may use any such profits for any corporate purpose, including, among other things, the payment of sales expenses. These charges and expenses are:

INSURANCE CHARGES: Each Business Day, we make a deduction from the assets in the Subaccounts for certain risks and costs we incur for providing the Contract. We do this as part of the calculation of the value of Accumulation Units and Annuity Units. The insurance charge has two parts: (1) the mortality and expense risk charge; and (2) the administration charge.

MORTALITY AND EXPENSE RISK CHARGE:

FOR CONTRACTS APPLIED FOR PRIOR TO FEBRUARY 1, 1999: This charge is for all of the insurance benefits included under the Contract such as the guaranteed minimum interest rate used to calculate Fixed Annuity Income Payments, the guarantee that annuity income payments will continue for the life of the Annuitant, the guaranteed death benefits and for the risk that the current charges will be insufficient to cover the cost of administering the Contract in the future. If the charges under the Contract are not sufficient, then we will bear the loss. Currently, the Mortality and Expense Risk Charge is equal, on an annual basis, to 0.84% of the average daily net assets of the Contract invested in the investment portfolios. We may change this charge in the future but it will never be greater than 1.25%.

FOR CONTRACTS APPLIED FOR ON AND AFTER FEBRUARY 1, 1999: This charge is for all of the insurance benefits included under the Contract such as the guaranteed minimum interest rate used to calculate Fixed Annuity Income Payments, the guarantee that Annuity Income Payments will continue for the life of the Annuitant, the guaranteed death benefits and for the risk that the current charges will be insufficient to cover the cost of administering the Contract in the future. If the charges under the Contract are not sufficient, then we will bear the loss. Currently, the Mortality and Expense Risk Charge is equal, on an annual basis, to 1.25% of the average daily net assets of the Contract invested in the Investment Portfolios. We may change this charge in the future but it will never be greater than 1.25%.

ADMINISTRATION CHARGE: This charge, together with the Annual Contract Fee (see below) is intended to cover all the expenses associated with administering the Contract. These costs include printing the Contract, preparing and distributing confirmation statements and annual reports to Contract Owners, maintaining Contract records, personnel costs, legal and accounting fees, filing fees, computer and systems costs, and general overhead. Currently, the Administration Charge is equal, on an annual basis, to 0.15% of the average daily net assets of the Contract invested in the Investment Portfolios. We may change this charge in the future but it will never be greater than 0.15%.

ANNUAL CONTRACT FEE: On the last Business Day of each Contract Year during the Accumulation Phase, we deduct $30 from your Contract as an Annual Contract Fee to reimburse us for administering the Contract. The fee will be charged by reducing the value in each Subaccount and/or the Fixed Account on a prorata basis. This charge cannot be increased.

We do not deduct this fee if, when the deduction is to be made, the value of your Contract is $25,000 or more. In addition, we do not deduct this fee if you have paid $2,500 in additional Purchase Payments ($2,000 for Qualified Contracts), exclusive of the initial Purchase Payment, during the Contract Year.

If you surrender your Contract, the Annual Contract Fee for that Contract Year will be deducted from the amount you receive, unless it is waived, as noted above.

SURRENDER CHARGES: Each Contract Year during the Accumulation Phase, you may withdraw all of your earnings and up to 10% of your total Purchase Payments remaining under the Contract without paying any Surrender Charge. Otherwise, the charge is a percentage of the Purchase Payment(s) withdrawn, based on the number of years since the date the Purchase Payment(s) was paid. This right of "free withdrawal" does not accumulate from year to year. In other words, any portion of the 10% not taken in one Contract Year is not added to the 10% that can be taken during the next Contract Year.

Surrender Charges range from a maximum of 7%, declining 1% each year since the Purchase Payment was added to the Contract until the sixth year, when it becomes 0%. A table of Surrender Charges is shown below.

NUMBER OF YEARS SINCE      CHARGE AS A PERCENTAGE OF
  DATE OF PURCHASE             PURCHASE PAYMENT
       PAYMENT                     WITHDRAWN
---------------------      -------------------------
         0-1                          7%
         1-2                          6%
         2-3                          5%
         3-4                          4%
         4-5                          3%
         5+                           0%

We do not assess Surrender Charges on earnings withdrawn, death benefit payments or Annuity Income Payments paid as a life annuity or a life annuity with a period certain of at least five years. For purposes of determining the Surrender Charge, we treat withdrawals as coming first from earnings and then from the oldest Purchase Payment, then the next oldest and so forth. When a withdrawal is made, you will receive the amount withdrawn less any Surrender Charge.

SURRENDER PROCESSING FEE: In addition to the Surrender Charge, we reserve the right to assess a processing charge equal to the lesser of $25 or 2% of the amount withdrawn for each withdrawal in excess of 12 in any Contract Year. This fee is deducted pro rata from the Fixed Account and each Subaccount from which a withdrawal is made. We are not currently imposing this fee.

PREMIUM TAXES: Some states and other governmental entities (i.e., cities and municipalities) charge premium or other taxes ranging up to 3.5%, on contracts issued by insurance companies. We are responsible for paying these taxes and will make a deduction from the Contract Value for them. Some of these taxes are due when the Contract is issued and others are due when Annuity Income Payments begin. Unless we are required to pay taxes at some other time, it is our practice to deduct for these taxes at the time Annuity Income Payments begin or when the Contract is surrendered.

TRANSFER PROCESSING FEE: We reserve the right to charge $25 for each transfer in excess of 12 in any Contract Year. This charge is at cost with no profit to us. Currently, we are not charging this fee until the 19th transfer in a Contract Year. For the purposes of determining the number, each transfer from the Fixed Account and/or any Subaccount in a Contract Year is considered to be one transfer, regardless of how allocated. Although a transfer processing fee is not charged for Dollar Cost Averaging, Dollar Cost Averaging transactions are counted in determining the number of transfers made during a Contract Year. If a transfer is made from the Fixed Account and/or one or more Subaccounts at the same time, each losing Subaccount and the Fixed Account would be charged a separate transfer processing fee.

INVESTMENT PORTFOLIO EXPENSES: Each Investment Portfolio incurs certain expenses, including investment advisory fees, which are paid out of its assets and are described in its prospectus.

SECTION 6: TAXES

The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide tax or legal advice. Because of the complexity of the law and the fact that the tax results will vary depending on many factors, you should consult your tax and/or legal adviser regarding the tax implications of purchasing this Contract based upon your individual situation. For further tax information, an additional discussion of certain tax matters is contained in the SAI.

GENERAL TAXATION OF ANNUITIES

Congress has recognized the value of saving for retirement by providing certain tax benefits, in the form of tax deferral, for premiums paid under an annuity and permitting tax-free transfers between the various investment options offered under the Contract. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of Contract, Qualified or Non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 amended Code Section 1 to reduce the marginal tax rates on long-term capital gains and dividends to 5% and 15%. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Earnings under annuity contracts, like interest payable as fixed investments (notes, bonds, etc.), continue to be taxed as ordinary income (top rate of 35%).

STATE AND LOCAL TAXES. The rules for state and local income taxes may differ from the federal income tax rules. Owners should consult their own tax advisers and the law of the applicable taxing jurisdiction to determine what rules and tax benefits apply to the Contract.

PENALTY TAX FOR PREMATURE DISTRIBUTIONS. For both Qualified and Non-qualified Contracts, taxable distributions taken before the Contract Owner has reached the age of 59 1/2 will be subject to a 10% additional tax penalty unless the distribution is taken in a series of periodic distributions, for life or life expectancy, or unless the distribution follow the death or disability of the Contract Owners. Other exceptions may be available in certain qualified plans. The 10% tax penalty is in addition to any other penalties that may apply under your Contract and the normal income taxes due on the distribution.

TAX-FREE EXCHANGES: Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life, endowment, or annuity Contract. Since different annuity contracts have different expenses, fees and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and/or expenses.

FEDERAL ESTATE TAXES: While no attempt is being made to discuss the Federal estate tax implications of the Contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX: Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Contract Owner. Regulations issued under the Code may require us to deduct the tax from your Contract, or from any applicable payment, and pay it directly to the IRS.

TYPES OF CONTRACTS: QUALIFIED AND NON-QUALIFIED

QUALIFIED ANNUITY CONTRACTS

If you purchase your Contract with proceeds of an eligible rollover distribution from any qualified employee pension plan or individual retirement annuity (IRA), your Contract is referred to as a Qualified Contract. Some examples of Qualified Contracts are: IRAs, tax-sheltered annuities established by public school systems or certain tax-exempt organizations under Code Section 403(b), corporate sponsored pension and profit-sharing plans (including 401(k) plans), Keogh Plans (for self-employed individuals), and certain other qualified deferred compensation plans. Another type of Qualified Contract is a Roth IRA, under which after-tax contributions accumulate until maturity, when amounts (including earnings) may be withdrawn tax-free. The rights and benefits under a Qualified Contract may be limited by the terms of the retirement plan, regardless of the terms and conditions of the Contract. Plan participants making contributions to Qualified Contracts will be subject to the required minimum distribution rules as provided by the Code and described below. All qualified plans (including
IRAs) receive tax-deferral under the Code. Although there are no additional tax benefits to funding your qualified plan or IRA with an annuity, it does offer you additional insurance benefits, such as the availability of a guaranteed income for life.

TAXATION OF QUALIFIED ANNUITY CONTRACTS

Under a qualified annuity, since amounts paid into the Contract have generally not yet been taxed, the full amount of such distributions, including the amount attributable to Purchase Payments, whether paid in the form of lump-sum withdrawals or Annuity Payments, are generally taxed at the ordinary income tax rate unless the distribution is transferred to an eligible rollover account or Contract. The Contract is available as a vehicle for IRA rollovers and for other Qualified Contracts. There are special rules which govern the taxation of Qualified Contracts, including withdrawal restrictions, requirements for mandatory distributions, and contribution limits. Amounts rolled over to the Contract from other qualified plan funding vehicles are generally not subject to current taxation. We have provided a more complete discussion in the SAI.

HURRICANE RELIEF

LOANS. Your plan may provide for increased limits and delayed repayment of participant loans, where otherwise permitted by your plan, pursuant to the Katrina Emergency Tax Relief Act of 2005 and the Gulf Opportunity Zone Act of 2005. An eligible retirement plan other than an IRA may allow a plan loan to delay loan repayment by certain individuals impacted by Hurricanes Katrina, Rita and Wilma , whose principal places of abode on certain dates were located in statutorily defined disaster areas and who sustained an economic loss due to the hurricane. Generally, if the due date for any repayment with respect to such loan occurs during a period beginning on September 23, 2005 (for purposes of Hurricane Katrina) or October 23, 2005 (for purposes of Hurricanes Rita and Wilma) and ending on December 31, 2006, then such due date may be delayed for one year. Note: For purposes of these loan rules, an individual cannot be a qualified individual with respect to more than one hurricane. Consult your tax advisor to determine if hurricane relief is available to your particular situation.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for 5% or more owners). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e. determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.

MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH: Upon the death of the Contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the Contract must be completely withdrawn within 5 years from the date of death (including in a single lump sum) or minimum distributions may be taken over the life expectancy of the individual beneficiaries (and in certain situations, trusts for individuals), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply where the beneficiary is the surviving spouse, which allow the spouse to assume the Contract and defer the minimum distribution requirements.

Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these new rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value, including the Earnings Preservation Benefit, as well as all living benefits such as GMIB and GMWB) must be added to the account value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the Contract that is subject to required minimum distributions under this new rule and either compute the required amount for you of offer to do so at your request. The new rules are not entirely clear and you should consult your personal tax advisor as to how these rules affect your Contract.

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401, 403(B), 457 AS WELL AS IRA OWNERS: While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for the higher limits to be effective at a state income tax level. In other words, the permissible contribution limit for income tax purposes may be different at the federal level from your state's income tax laws. Therefore, in certain states, a portion of the contributions may not be excludible or deductible from state income taxes. Please consult your employer or tax adviser regarding this issue.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make deductible contributions to an individual retirement annuity (IRA). The applicable limit ($2,000 per year prior to 2002) has been increased by the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"). The limit is $3,000 for calendar years 2002-2004, $4,000 for calendar years 2005-2007, and will be indexed for inflation in years subsequent to 2008. Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Deductible contributions to an IRA and Roth IRA for the year must be aggregated for purposes of the individual Code Section 408A limits and the Code Section 219 limits (age 50+ catch-up).

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408(k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA and can accept an annual employer contribution limited to the lesser of $42,000 or 100% of pay for each participant in 2005 ($44,000 for 2006).

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

NON-QUALIFIED ANNUITY CONTRACTS

If you purchase the Contract on an individual basis with after-tax dollars and not under one of the programs described above, your Contract is referred to as non-qualified.

As the owner of a non-qualified annuity, you do not receive any tax benefit (deduction or deferral of income) on Purchase Payments, but you will not be taxed on increases in the value of your Contract until a distribution occurs -- either as a withdrawal (distribution made prior to the Maturity Date), or as periodic Annuity Payments. As a general rule, there is income in the Contract (earnings) to the extent the Contract Value exceeds your investment in the contract. The investment in the Contract equals the total Purchase Payments less any amount received previously which was excludible from gross income.

Generally, different tax rules apply to Annuity Payments than to withdrawals and payments received before the annuity starting date. When a withdrawal is made, you are taxed on the amount of the withdrawal that is considered earnings under federal tax laws.

Similarly, when you receive an Annuity Payment, part of each payment is considered a return of your Purchase Payments and will not be taxed, but the remaining portion of the Annuity Payment (i.e., any earnings) will be considered ordinary income for federal income tax purposes. Annuity Payments are subject to an "excludable amount" or "exclusion ratio" which determines how much of each payment is treated as:

     -  A non-taxable return of your Purchase Payment; and

     -  A taxable payment of earnings.

We generally will tell you how much of each Annuity Payment is a non-taxable return of your Purchase Payment. However, it is possible that the IRS could conclude that the taxable portion of income payments under a non-qualified annuity contract is an amount greater (or less) than the taxable amount determined by us and reported by us to you and the IRS. Generally, once the total amount treated as a non-taxable return of your Purchase Payment equals your Purchase Payment, then all remaining payments are fully taxable. We will withhold a portion of the taxable amount of your Annuity Payment for income taxes, unless you elect otherwise. The amount we withhold is determined by the Code.

Code Section 72(s) requires that non-qualified annuity Contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the joint owners. If these requirements are not met, the Contract will not be treated as an annuity Contract for Federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer Contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

If a non-qualified annuity is owned by other than an individual, however, (e.g., by a corporation), increases in the value of the Contract attributable to Purchase Payments made after February 28, 1986 are includable in income annually and taxed at ordinary income tax rates. Furthermore, for Contracts issued after April 22, 1987, if you transfer the Contract to another person or entity without adequate consideration, all deferred increases in value will be includable in your income for federal income tax purposes at the time of the transfer.

PARTIAL WITHDRAWALS: If you make a partial withdrawal of your Contract Value, the distribution will generally be taxed as first coming from earnings, (income in the Contract), and then from your Purchase Payments. These withdrawn earnings are includable in your taxable income. (See Penalty Tax for Premature Distributions below.) Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash distribution under the tax law, and will have tax consequences in the year taken. It should be noted that there is no guidance as to the determination of the amount of income in a Contract if it is issued with a guaranteed minimum withdrawal benefit. Therefore, you should consult with your tax adviser as to the potential tax consequences of a partial surrender if your Contract is issued with a guaranteed minimum withdrawal benefit.

PARTIAL ANNUITIZATION (IF AVAILABLE UNDER YOUR CONTRACT): At the present time, the IRS has not approved the use of an exclusion ratio or exclusion amount when only part of your Contract Value is converted to income payments. Currently, we will treat the application of less than your entire Contract Value under a non-qualified annuity as a pay-out option (i.e., taking Annuity Payments) as a taxable withdrawal for federal income tax purposes, which may also be subject to the 10% penalty tax if you are under age 59 1/2. We will treat the remaining amount of the withdrawal (after any deductions for taxes) as the purchase price of an income annuity and tax report the income payments received under the rules for variable income annuities. Consult your tax adviser prior to partially annuitizing your Contract.

We will determine such excludible amount for each income payment under the Contract as a whole by using the rules applicable to variable income payments in general (i.e., by dividing your after-tax purchase price, as adjusted for any refund or guarantee feature, by the number of expected income payments from the appropriate IRS table). However, the IRS may determine that the excludible amount is different from our computation.

The tax law treats all non-qualified annuity contracts issued after October 21, 1988 by the same company (or its affiliates) to the same owner during any one calendar year as one annuity. This may cause a greater portion of your withdrawals from the Contract to be treated as income than would otherwise be the case. Although the law is not clear, the aggregation rule may adversely affect the tax treatment of payments received under an income annuity where the owner has purchased more than one non-qualified annuity during the same calendar year from the same or an affiliated company after October 21, 1988, and is not receiving income payments from all annuities at the same time.

Code Section 72(s) requires that non-qualified annuity Contracts meet minimum mandatory distribution requirements upon the death of the Contract Owner, including the death of either of the joint owners. If these requirements are not met, the Contract will not be treated as an annuity Contract for federal income tax purposes and earnings under the Contract will be taxable currently, not when distributed. The distribution required depends, among other things, upon whether an annuity option is elected or whether the succeeding Contract Owner is the surviving spouse. We will administer Contracts in accordance with these rules and we will notify you when you should begin receiving payments. There is a more complete discussion of these rules in the SAI.

DIVERSIFICATION REQUIREMENTS FOR VARIABLE ANNUITIES

The Code requires that any non-qualified variable annuity contracts based on a separate account must meet specific diversification standards. Non-qualified variable annuity contracts shall not be treated as an annuity for Federal income tax purposes if investments made in the account are not adequately diversified. Final tax regulations define how separate accounts must be diversified. The Company monitors the diversification of investments constantly and believes that its accounts are adequately diversified. The consequence of any failure to diversify is essentially the loss to the Contract Owner of tax-deferred treatment, requiring the current inclusion of a proportionate share of the income and gains from the Separate Account assets in the income of each Contract Owner. The Company intends to administer all Contracts subject to this provision of law in a manner that will maintain adequate diversification.

OWNERSHIP OF THE INVESTMENTS

In certain circumstances, owners of variable annuity contracts have been considered to be the owners of the assets of the underlying separate account for Federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the contract owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the Contract, such as the number of funds available and the flexibility of the Contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the Contract does not give the Contract Owner investment control over Separate Account assets, we reserve the right to modify the Contract as necessary to prevent a Contract Owner from being treated as the owner of the Separate Account assets supporting the Contract.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Non-qualified Contract because of the death of an owner or Annuitant. Generally, such amounts are includable in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a full surrender of the contract; or (ii) if distributed under a payment option, they are taxed in the same way as Annuity Payments.

OTHER TAX CONSIDERATIONS

TREATMENT OF CHARGES FOR OPTIONAL BENEFITS

The Contract may provide one or more optional enhanced death benefits or other minimum guaranteed benefit that in some cases may exceed the greater of purchase price or the Contract Value. It is possible that the Internal Revenue Service may take the position that the charges for the optional enhanced benefit(s) are deemed to be taxable distributions to you. Although we do not believe that a charge under such optional enhanced benefit should be treated as a taxable withdrawal, you should consult with your tax adviser before selecting any rider or endorsement to the Contract.

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, a substantial portion of the amounts distributed will generally be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico, and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non-resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

SECTION 7: ACCESS TO YOUR MONEY

You can obtain the money you have in your Contract: (1) by withdrawing a portion of it or surrendering your Contract in full prior to the Annuity Income Date; or
(2) by electing to start receiving Annuity Income Payments. In addition, your Beneficiary can receive the money in your Contract as a death benefit if you die prior to the Annuity Income Date. If you surrender your Contract before the Annuity Income Date, you will receive the Contract Value on the day the surrender is completed, less any applicable Surrender Charges, premium taxes and the Annual Contract Fee. (See "Section 5: Charges and Deductions".)

If you withdraw only some of the money in your Contract, you must tell us if money is to be taken from the Fixed Account and/or one or more Subaccounts. Under most circumstances, the amount of any withdrawal must be at least $500. You will receive the amount you requested, less any applicable Surrender Charges, taxes and fees. We will withdraw the amount requested at the end of the Business Day on which we receive your request. After a withdrawal, if your total Contract Value is less than $2,000, we may pay the remaining value to you and terminate the Contract.

Income taxes, tax penalties and certain restrictions may apply to any surrender or withdrawal. We have the right to defer payments from the Fixed Account for up to six months.

SYSTEMATIC WITHDRAWAL PROGRAM: You may elect to receive periodic withdrawals of a specified dollar amount or a specified whole percent of the Contact's Value under our systematic withdrawal plan. Withdrawals may be made on a monthly, quarterly, semi-annual or annual basis. Each withdrawal from the Fixed Account and/or any Subaccount under the systematic withdrawal program must be at least $50. If you don't elect this option when you first apply for the Contract, payments under the systematic withdrawal program will not begin until on or after the first contract anniversary. Withdrawals under the systematic withdrawal plan may be subject to a Surrender Charge. (See "Surrender Charges".)

Participation in the systematic withdrawal plan will automatically end if the value in the Fixed Account or the Subaccount(s) from which withdrawals are being made becomes zero. You may stop systematic withdrawals at any time. We reserve the right to discontinue offering the systematic withdrawal plan at any time. However, termination of the program by us will not end any systematic withdrawal plan in effect at the time we terminate the program. Systematic withdrawals may have adverse federal income tax consequences and you should, therefore, consult with your tax adviser before electing this option.

SECTION 8: DEATH BENEFITS

UPON YOUR DEATH: If you die before Annuity Income Payments begin, we will pay a death benefit to your Beneficiary (see below). If there is a Joint Owner, the death benefit will be paid when the first owner dies and the surviving Joint Owner will be treated as the Beneficiary. The amount of the death benefit depends on how old you (or the Joint Owner) are on the date of death.

If you (or the Joint Owner) die prior to age 75, the death benefit will be the greater of:

     (1) the value of your Contract on the date we receive adequate proof of death;

     (2) the value of the Contract on the most recent 5th Contract anniversary immediately preceding the date of death, plus any subsequent Purchase Payments less any withdrawals since that anniversary date; or

     (3) the total of all Purchase Payments received less any Purchase Payment withdrawals since the date the Contract was issued.

If you (or your Joint Owner) die on or after the date you (or the Joint Owner) reach age 75, the death benefit will be the greater of:

     (1) the value of your Contract on the date we receive adequate proof of death;

     (2) the death benefit as of your (or the Joint Owner's) 75th birthday, less the dollar amount of any subsequent withdrawals; or

     (3) the total of all Purchase Payments received less any Purchase Payment withdrawals since the date this Contract was issued.

You may specify the manner in which the death benefit is to be paid. If you do not, the Beneficiary has this right. In either case, the entire death benefit must be paid within 5 years after the date of death, unless: (1) it is paid over the Beneficiary's lifetime or a period not extending beyond the Beneficiary's life expectancy; and (2) payments begin within one year of the date of death. However, if the Beneficiary is your spouse, he/she may continue the Contract as the Owner.

If the death benefit is paid immediately in one lump sum, the Contract will end on the date of payment. If not, the death benefit will become the new Contract Value and will be allocated to the various Subaccounts and the Fixed Account in the same proportion as existed on the date we receive adequate proof of death.

DEATH OF THE ANNUITANT: If the Annuitant dies before Annuity Income Payments start, you can name a new Annuitant. If no new Annuitant is named within 30 days, you will become the Annuitant. If you are the Annuitant, we will pay the Beneficiary the death benefit as described above. However, if the Owner (you) is a non-natural person, then the death of, or change in, the Annuitant will be treated as the death of the Owner and the "Upon Your Death" provisions stated above will apply.

If the Annuitant dies after Annuity Income Payments start, payments will be made as described in "Section 2: Annuity Payments (The Income Phase)".

BENEFICIARY CONTRACT CONTINUANCE (NOT PERMITTED FOR NON-NATURAL BENEFICIARIES):
If you die before the Maturity Date, and if the value of any Beneficiary's portion of the death benefit is between $20,000 and $1,000,000 as of the Death Report Date, (more than $1,000,000 is subject to Home Office approval), your Beneficiary(s) may elect to continue his/her portion of the Contract subject to applicable Internal Revenue Code distribution requirements, rather than receive the death benefit in a lump sum. If the Beneficiary chooses to continue the contract, the Beneficiary can extend the payout phase of the Contract enabling the Beneficiary to "stretch" the death benefit distributions out over his life expectancy as permitted by the Internal Revenue Code.

If your Beneficiary elects to continue the Contract as a Contract Owner, the death benefit will be calculated as of the death report date. The initial Contract Value of the continued contract (the "adjusted Contract Value") will equal the greater of the Contract Value or the death benefit calculated on the death report date and will be allocated to the funding options in the same proportion as prior to the death report date.

The Beneficiary who continues the Contract will be granted the same rights as the Owner under the original Contract, except the Beneficiary cannot:

     -  transfer ownership

     -  make additional Purchase Payments

The Beneficiary may also name his/her own Beneficiary ("succeeding Beneficiary") and has the right to take withdrawals at any time after the death report date without a Surrender Charge. All other fees and charges applicable to the original contract will also apply to the continued contract. All benefits and features of the continued contract will be based on the Beneficiary's age on the death report date as if the Beneficiary had purchased the Contract with the adjusted Contract Value on the death report date.

SECTION 9: OTHER INFORMATION

METROPOLITAN LIFE INSURANCE COMPANY is a stock life insurance company formed under the laws of the state of New York in 1868; its main office is located at 200 Park Avenue, New York, New York 10166. It is a wholly-owned subsidiary of MetLife, Inc., a publicly traded company. Through its subsidiaries and affiliates, MetLife, Inc. is a leading provider of insurance and other financial services to individual and institutional customers. Obligations to Owners and Beneficiaries that arise under the Contracts are obligations of MetLife.

Before October 20, 2006, all Contracts were issued by First Citicorp, a stock life insurance company incorporated under the laws of New York in 1978. On October 20, 2006, First Citicorp, a wholly-owned subsidiary of MetLife, Inc. merged with and into MetLife. Upon consummation of the merger, First Citicorp's separate corporate existence ceased by operation of law, and MetLife assumed legal ownership of all of the assets of First Citicorp, including the Separate Account and its assets. As a result of the merger, MetLife also has become responsible for all of First Citicorp's liabilities and obligations, including those created under Contracts initially issued by First Citicorp and outstanding on the date of the merger. Such Contracts have thereby become variable contracts funded by a separate account of MetLife, and each Owner thereof has become a contract holder of MetLife.

THE SEPARATE ACCOUNT: The Separate Account was established by First Citicorp as a separate investment account on July 6, 1994, under the laws of New York. The Separate Account became a separate account of MetLife, subject to New York law, pursuant to the merger of First Citicorp with and into MetLife. The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and meets the definition of a "separate account" under federal securities laws.

Registration with the SEC does not involve supervision of the management or investment practices or policies of the Separate Account or the Company by the SEC. The Separate Account may be used to support other variable contracts we issue.

The Separate Account is divided into a number of Subaccounts, each of which invests exclusively in the shares of a corresponding Investment Portfolio. Although the assets in the Separate Account are our property, the Separate Account is not chargeable with liabilities arising out of any other business that we may conduct. The assets of the Separate Account are available to cover our general liabilities only to the extent that those assets exceed the liabilities arising under the Contracts and any other contracts supported by the Separate Account. The income, gains and losses, realized and unrealized, from the assets allocated to each Subaccount are credited to and charged against that Subaccount without regard to income, gains and losses from any other of our accounts or Subaccounts. We have the right to transfer to the General Account any assets of the Separate Account that are in excess of reserves and other contract liabilities. Excess assets may include, without limitation, amounts representing fees and charges incurred, but not yet deducted from the Separate Account. Moreover, the charges that are deducted include only those that have already been earned and not those due a future date or those contingent upon future events. All obligations arising under the Contracts are our general corporate obligations.

We reserve the right to transfer assets of the Separate Account to another separate account, and to modify the structure or operation of the Separate Account, subject to the necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Contract Value.

DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS

DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT.

Metropolitan Life Insurance Company (the "Company") has appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. Prior to October 20, 2006, the principal underwriter and distributor was MLI Distribution LLC, which merged with and into MLIDC on that date. MLIDC, which is an affiliate of the Company, also acts as the principal underwriter and distributor of other variable annuity contracts and variable life insurance policies issued by the Company and its affiliated companies. The Company reimburses MLIDC for expenses MLIDC incurs in distributing the Contracts (e.g. commissions payable to retail broker-dealers who sell the Contracts). MLIDC does not retain any fees under the Contracts; however, MLIDC may receive 12b-1 fees from the Investment Portfolios.

MLIDC's principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, CA 92614. MLIDC is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934, as well as the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

MLIDC and the Company enter into selling agreements with broker-dealers who are registered with the SEC and are members of the NASD, and with entities that may offer the Contracts but are exempt from registration. Applications for the Contract are solicited by registered representatives who are associated persons of such broker-dealer firms. Such representatives act as appointed agents of the Company under applicable state insurance law and must be licensed to sell variable insurance products. The Company no longer offers the Contract to new purchasers, but it continues to accept Purchase Payments from existing Contract Owners.

COMPENSATION. Broker-dealers who have selling agreements with MLIDC and the Company are paid compensation for the promotion and sale of the Contracts. Registered representatives who solicit sales of the Contract typically receive a portion of the compensation payable to the broker-dealer firm, depending on the agreement between the firm and the registered representative. A broker-dealer firm or registered representative of a firm may receive different compensation for selling one product over another and/or may be inclined to favor or disfavor one product provider over another product provider due to differing compensation rates.

We generally pay compensation as a percentage of purchase payments invested in the Contract. Alternatively, we may pay lower compensation on purchase payments but pay periodic asset-based compensation based on all or a portion of the Contract Value. The amount and timing of compensation may vary depending on the selling agreement but is not expected to exceed 7.5% of Purchase Payments (if up-front compensation is paid to registered representatives) and up to 1.5% annually of average Contract Value (if asset-based compensation is paid to registered representatives).

The Company and MLIDC have also entered into preferred distribution arrangements with certain broker-dealer firms. These arrangements are sometimes called "shelf space" arrangements. Under these arrangements, the Company and MLIDC pay separate, additional compensation to the broker-dealer firm for services the broker-dealer provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of the broker-dealer, the hiring and training of the broker-dealer's sales personnel, the sponsoring of conferences and seminars by the broker-dealer, or general marketing services performed by the broker-dealer. The broker-dealer may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contracts, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firm or based on the length of time that a Contract owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the broker-dealer firm and its registered representatives to favor the Company's products. The Company and MLIDC have entered into a preferred distribution arrangement with Citicorp Investment Services, Inc. ("CIS"), the only broker-dealer firm that is authorized by the Company and MLIDC to offer the Contracts. CIS is a subsidiary of Citibank, N.A. Registered representatives of CIS, who are properly licensed and appointed, may offer the Contract to customers. See the Statement of Additional
Information - DISTRIBUTION AND PRINCIPAL UNDERWRITING AGREEMENT for a list of the broker-dealer firms that received such compensation during 2005, as well as the range of additional compensation paid.

OWNERSHIP: You are the Owner of the Contract. You are also the Annuitant unless a different Annuitant is named. Any Joint Owner must be your spouse unless state law requires us to permit other Joint Owners or we otherwise agree. Before the Annuity Income Date you have all the rights under the Contract, subject to the rights of any irrevocable Beneficiary or assignee of record. If Joint Owners are named, both must consent to any change.

BENEFICIARY: The Beneficiary is the person(s) or entity you name to receive any death benefit. The Beneficiary is named by you and can be changed at any time prior to the Annuity Income Date. If you have named an irrevocable Beneficiary, their approval must be obtained before you change Beneficiaries. If you name two or more Beneficiaries, each Beneficiary will receive an equal share of any Death Benefit unless you specify otherwise in writing. If a named Beneficiary dies before you, the interest of that Beneficiary will end on his or her death. If no Beneficiary is named or no Beneficiary survives you, any Death Benefit will be paid to your estate.

SUSPENSION OF PAYMENTS OR TRANSFERS: We may be required to suspend or postpone surrender or withdrawal payments and transfers if:

     (1) the New York Stock Exchange is closed, other than customary weekend and holiday closings, or trading on the exchange is restricted as determined by the SEC; or

     (2) the SEC permits by an order such postponement for the protection of Contract Owners; or

     (3) the SEC determines that an emergency exists that would make the disposal of securities held in a Subaccount or the determination of the value of the Subaccount's net assets not reasonably practicable.

If a recent check or draft has been submitted, we have the right to delay payment until we have assured ourselves that the check or draft has been honored.

Any surrender, withdrawal or death benefit will usually be paid within 7 days after we receive proper notice. We have the right to defer payment of any surrender, withdrawal or transfer from the Fixed Account for up to six months from the date of receipt of written notice for such a surrender, withdrawal or transfer. If payment is not made within 10 days after receipt of all necessary documentation from you, any amount paid will include interest at the minimum rate required by law or the current Fixed Account interest rate, if greater.

MODIFICATIONS: We may modify the Contract if necessary:

     (1) for the Contract or the Separate Account to comply with the laws or regulations of a governmental agency; or

     (2) to reflect a change in the operation of the Separate Account or a Subaccount; or

     (3) to add, delete or modify an account, a Subaccount or an Investment Portfolio.

If such modifications are made, we will notify you, or the Annuitant, and endorse the Contract if appropriate.

RESTRICTIONS ON FINANCIAL TRANSACTIONS: Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a Contract Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your Contract to government regulators.

LEGAL PROCEEDINGS: In the ordinary course of business, the Company, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.

It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, the Company does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MLIDC to perform its contract with the Separate Account or of the Company to meet its obligations under the Contracts.

FINANCIAL STATEMENTS: The financial statements for MetLife and for the Separate Account are located in the SAI.

INQUIRIES: If you need more information, please contact us at our Customer Service Office at: Metropolitan Life Insurance Company, Customer Service, P.O. Box 990014-0014, Hartford, CT 06199-0014. You may call us toll free at 1-800-497-4857.

                      STATEMENT OF ADDITIONAL INFORMATION

                               TABLE OF CONTENTS

Additional Contract Provisions................    3     Annuity Unit Value..........................    6
  The Insurance Company.......................    3   Calculation of Money Market Yield.............    7
  The Contract................................    3   Federal Tax Considerations....................    8
  Incontestability............................    3   Independent Registered Public Accounting
  Misstatement of Age or Sex..................    3     Firm........................................   12
  Participation...............................    3   Other Information.............................   12
  Assignment..................................    3   Financial Statements..........................  F-1
Distribution Of The Contracts.................    3
Determining Accumulation Unit Values..........    4
Adding, Deleting Or Substituting Investment
  Portfolios..................................    5
Voting Rights.................................    5
Variable Annuity Payments.....................    6
  Assumed Investment Rate.....................    6
  Amount of Variable Annuity Payments.........    6

IF YOU WOULD LIKE A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR THIS PROSPECTUS, PLEASE COMPLETE THE FOLLOWING AND MAIL IT TO METROPOLITAN LIFE INSURANCE COMPANY, CUSTOMER SERVICE, P.O. BOX 990014, HARTFORD, CT 06199-0014.

Please send a copy of the Statement of Additional Information pertaining to the METROPOLITAN LIFE INSURANCE COMPANY Flexible Premium Deferred Variable Annuity (Book 25 SAI) and the Metropolitan Life Variable Annuity Separate Account I to:

(Please Print or Type)

Name:
---------------------------------------------------------------------

Mailing Address:
---------------------------------------------------------------------

             -------------------------------------------------------------------

                      THIS PAGE INTENTIONALLY LEFT BLANK.

                                   APPENDIX A
                        CONDENSED FINANCIAL INFORMATION
--------------------------------------------------------------------------------

             METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I
                     ACCUMULATION UNIT VALUES (IN DOLLARS)

The following Accumulation Unit Value information should be read in conjunction with the Separate Account's audited financial statement and notes, which are included in the Statement of Additional Information.

                      SEPARATE ACCOUNT CHARGES 1.40% (CV)

                                                               UNIT VALUE AT                     NUMBER OF UNITS
                                                               BEGINNING OF      UNIT VALUE AT   OUTSTANDING AT
                   PORTFOLIO NAME                     YEAR         YEAR           END OF YEAR      END OF YEAR
----------------------------------------------------  ----   -----------------   -------------   ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Fund - Series I
  (3/95)                                              2005         1.858             1.994            504,649
                                                      2004         1.767             1.858            733,806
                                                      2003         1.384             1.767          1,239,665
                                                      2002         1.855             1.384          1,405,282
                                                      2001         2.453             1.855          1,598,145
                                                      2000         2.792             2.453          1,805,626
                                                      1999         1.000             2.792          1,211,084
  AIM V.I. Core Equity Fund - Series I (2/97)         2005         1.384             1.437          1,493,667
                                                      2004         1.288             1.384          2,184,495
                                                      2003         1.050             1.288          3,327,004
                                                      2002         1.261             1.050          3,778,350
                                                      2001         1.657             1.261          4,600,690
                                                      2000         1.967             1.657          5,365,263
                                                      1999         1.000             1.967          5,084,678
  AIM V.I. Government Securities Fund - Series I
     (2/97)                                           2005         1.365             1.368          1,038,394
                                                      2004         1.349             1.365          1,390,360
                                                      2003         1.354             1.349          3,484,432
                                                      2002         1.253             1.354          4,773,866
                                                      2001         1.194             1.253          4,761,618
                                                      2000         1.099             1.194          4,093,889
                                                      1999         1.000             1.099          4,697,586
  AIM V.I. Growth Fund - Series I (2/97)              2005         1.022             1.084          1,064,867
                                                      2004         0.958             1.022          1,500,650
                                                      2003         0.740             0.958          2,222,143
                                                      2002         1.087             0.740          2,393,815
                                                      2001         1.668             1.087          2,884,468
                                                      2000         2.128             1.668          3,305,613
                                                      1999         1.000             2.128          2,865,017
  AIM V.I. International Growth Fund - Series I
     (2/97)                                           2005         1.287             1.497            939,235
                                                      2004         1.053             1.287          1,193,547
                                                      2003         0.827             1.053          1,730,754
                                                      2002         0.995             0.827          2,014,514
                                                      2001         1.319             0.995          2,572,758
                                                      2000         1.818             1.319          3,210,256
                                                      1999         1.000             1.818          2,271,267

                     ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                               UNIT VALUE AT                     NUMBER OF UNITS
                                                               BEGINNING OF      UNIT VALUE AT   OUTSTANDING AT
                   PORTFOLIO NAME                     YEAR         YEAR           END OF YEAR      END OF YEAR
----------------------------------------------------  ----   -----------------   -------------   ---------------
  AIM V.I. Premier Equity Fund - Series I (2/97)      2005         1.272             1.325          3,294,862
                                                      2004         1.220             1.272          4,563,746
                                                      2003         0.989             1.220          6,696,387
                                                      2002         1.438             0.989          7,813,049
                                                      2001         1.668             1.438          9,561,278
                                                      2000         1.982             1.668         10,605,128
                                                      1999         1.000             1.982          9,936,964
Greenwich Street Series Fund
  Appreciation Portfolio (4/01)                       2005         1.065             1.095            573,118
                                                      2004         0.992             1.065            623,675
                                                      2003         0.808             0.992          1,255,255
                                                      2002         0.993             0.808          1,005,027
                                                      2001         1.000             0.993            575,115
MFS Variable Insurance Trust
  MFS(R) Emerging Growth Series (2/97)                2005         1.302             1.402          1,733,247
                                                      2004         1.169             1.302          2,243,527
                                                      2003         0.910             1.169          3,210,027
                                                      2002         1.394             0.910          3,593,012
                                                      2001         2.125             1.394          4,313,657
                                                      2000         2.681             2.125          5,303,424
                                                      1999         1.000             2.681          3,879,175
  MFS(R) Money Market Series (4/95)                   2005         1.234             1.250            146,823
                                                      2004         1.241             1.234            206,685
                                                      2003         1.251             1.241            514,566
                                                      2002         1.253             1.251          1,165,960
                                                      2001         1.225             1.253          1,654,998
                                                      2000         1.172             1.225            544,750
                                                      1999         1.000             1.172            689,526
  MFS(R) Research Bond Series (2/97)                  2005         1.547             1.548            764,965
                                                      2004         1.479             1.547          1,036,575
                                                      2003         1.371             1.479          1,753,441
                                                      2002         1.277             1.371          2,002,993
                                                      2001         1.191             1.277          2,141,421
                                                      2000         1.106             1.191          2,159,030
                                                      1999         1.000             1.106          2,384,560
  MFS(R) Research Series (2/97)                       2005         1.302             1.384            700,263
                                                      2004         1.139             1.302            970,541
                                                      2003         0.927             1.139          1,782,758
                                                      2002         1.245             0.927          1,943,475
                                                      2001         1.604             1.245          2,315,774
                                                      2000         1.709             1.604          2,533,950
                                                      1999         1.000             1.709          2,373,664

                     ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                               UNIT VALUE AT                     NUMBER OF UNITS
                                                               BEGINNING OF      UNIT VALUE AT   OUTSTANDING AT
                   PORTFOLIO NAME                     YEAR         YEAR           END OF YEAR      END OF YEAR
----------------------------------------------------  ----   -----------------   -------------   ---------------
  MFS(R) Strategic Income Series (3/95)               2005         1.486             1.493             77,503
                                                      2004         1.399             1.486             93,820
                                                      2003         1.285             1.399            103,919
                                                      2002         1.202             1.285            119,969
                                                      2001         1.164             1.202            138,517
                                                      2000         1.125             1.164            171,070
                                                      1999         1.000             1.125            181,566
  MFS(R) Total Return Series (2/97)                   2005         1.752             1.776          2,119,095
                                                      2004         1.596             1.752          2,840,744
                                                      2003         1.391             1.596          4,768,657
                                                      2002         1.488             1.391          4,915,480
                                                      2001         1.505             1.488          5,524,637
                                                      2000         1.316             1.505          5,904,810
                                                      1999         1.000             1.316          5,952,784
Travelers Series Fund Inc.
  Smith Barney Aggressive Growth Portfolio (4/01)     2005         0.996             1.096            758,384
                                                      2004         0.918             0.996          1,076,747
                                                      2003         0.692             0.918          1,558,536
                                                      2002         1.042             0.692          1,349,984
                                                      2001         1.000             1.042            842,380
Variable Annuity Portfolios
  Smith Barney Small Cap Growth Opportunities
  Portfolio (2/97)                                    2005         1.476             1.527            119,119
                                                      2004         1.295             1.476            277,693
                                                      2003         0.925             1.295            397,389
                                                      2002         1.262             0.925            332,444
                                                      2001         1.527             1.262            315,958
                                                      2000         1.421             1.527            348,818
                                                      1999         1.000             1.421            197,794
Variable Insurance Products Fund
  Contrafund(R) Portfolio - Initial Class (2/97)      2005         1.945             2.243          2,985,176
                                                      2004         1.708             1.945          3,749,763
                                                      2003         1.348             1.708          5,367,576
                                                      2002         1.508             1.348          5,838,236
                                                      2001         1.743             1.508          6,668,428
                                                      2000         1.893             1.743          7,209,870
                                                      1999         1.000             1.893          6,894,075
  Equity - Income Portfolio - Initial Class (2/97)    2005         1.623             1.694          2,219,977
                                                      2004         1.476             1.623          2,859,158
                                                      2003         1.148             1.476          4,063,300
                                                      2002         1.402             1.148          4,226,735
                                                      2001         1.496             1.402          4,691,584
                                                      2000         1.399             1.496          4,775,419
                                                      1999         1.000             1.399          5,183,695

                     ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                               UNIT VALUE AT                     NUMBER OF UNITS
                                                               BEGINNING OF      UNIT VALUE AT   OUTSTANDING AT
                   PORTFOLIO NAME                     YEAR         YEAR           END OF YEAR      END OF YEAR
----------------------------------------------------  ----   -----------------   -------------   ---------------
  Growth Portfolio - Initial Class (3/95)             2005         2.196             2.291          2,299,398
                                                      2004         2.154             2.196          3,023,013
                                                      2003         1.644             2.154          4,302,465
                                                      2002         2.386             1.644          4,860,503
                                                      2001         2.938             2.386          6,005,347
                                                      2000         3.347             2.938          6,487,907
                                                      1999         1.000             3.347          6,054,066
  High Income Portfolio - Initial Class (2/97)        2005         1.057             1.071            677,605
                                                      2004         0.978             1.057            950,942
                                                      2003         0.780             0.978          2,390,291
                                                      2002         0.764             0.780          2,230,056
                                                      2001         0.878             0.764          2,338,867
                                                      2000         1.149             0.878          2,427,851
                                                      1999         1.000             1.149          2,922,891
  Index 500 Portfolio - Initial Class (2/97)          2005         1.521             1.572          5,018,850
                                                      2004         1.394             1.521          6,899,669
                                                      2003         1.101             1.394          9,849,405
                                                      2002         1.436             1.101         11,104,451
                                                      2001         1.657             1.436         13,170,858
                                                      2000         1.853             1.657         14,114,790
                                                      1999         1.000             1.853         13,803,244
  Overseas Portfolio - Initial Class (2/97)           2005         1.308             1.535            429,680
                                                      2004         1.167             1.308            520,811
                                                      2003         0.825             1.167            655,166
                                                      2002         1.050             0.825            784,099
                                                      2001         1.351             1.050            850,282
                                                      2000         1.694             1.351            971,002
                                                      1999         1.000             1.694            696,431

                     ACCUMULATION UNIT VALUES (IN DOLLARS)

                         SEPARATE ACCOUNT CHARGES 0.99%

                                                                                                 NUMBER OF UNITS
                                                               UNIT VALUE AT     UNIT VALUE AT   OUTSTANDING AT
                   PORTFOLIO NAME                     YEAR   BEGINNING OF YEAR    END OF YEAR      END OF YEAR
----------------------------------------------------  ----   -----------------   -------------   ---------------
AIM Variable Insurance Funds
  AIM V.I. Capital Appreciation Fund - Series I
  (3/95)                                              2005         1.917             2.065          3,367,755
                                                      2004         1.815             1.917          4,408,539
                                                      2003         1.416             1.815          5,908,175
                                                      2002         1.890             1.416          7,754,716
                                                      2001         2.488             1.890         10,075,514
                                                      2000         2.821             2.488         12,520,041
                                                      1999         1.970             2.821         11,899,636
                                                      1998         1.669             1.970         12,795,979
                                                      1997         1.491             1.669          9,405,192
                                                      1996         1.286             1.491          3,464,766
  AIM V.I. Core Equity Fund - Series I (2/97)         2005         1.427             1.488          4,738,194
                                                      2004         1.323             1.427          5,843,078
                                                      2003         1.074             1.323          7,377,114
                                                      2002         1.284             1.074          9,486,557
                                                      2001         1.681             1.284         12,600,655
                                                      2000         1.987             1.681         14,605,290
                                                      1999         1.495             1.987         14,517,373
                                                      1998         1.183             1.495         12,751,073
                                                      1997         1.000             1.183          5,216,176
  AIM V.I. Government Securities Fund - Series I
     (2/97)                                           2005         1.398             1.407          2,429,496
                                                      2004         1.377             1.398          3,273,886
                                                      2003         1.376             1.377          5,148,393
                                                      2002         1.268             1.376          9,030,752
                                                      2001         1.203             1.268          8,526,514
                                                      2000         1.104             1.203          7,183,036
                                                      1999         1.129             1.104          7,835,868
                                                      1998         1.060             1.129          8,085,335
                                                      1997         1.000             1.060          2,587,138
  AIM V.I. Growth Fund - Series I (2/97)              2005         1.054             1.122          1,565,019
                                                      2004         0.984             1.054          2,137,868
                                                      2003         0.757             0.984          2,729,119
                                                      2002         1.108             0.757          3,603,917
                                                      2001         1.692             1.108          4,982,272
                                                      2000         2.150             1.692          6,728,691
                                                      1999         1.605             2.150          5,608,680
                                                      1998         1.210             1.605          4,344,807
                                                      1997         1.000             1.210          1,609,176

                     ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                                                                 NUMBER OF UNITS
                                                               UNIT VALUE AT     UNIT VALUE AT   OUTSTANDING AT
                   PORTFOLIO NAME                     YEAR   BEGINNING OF YEAR    END OF YEAR      END OF YEAR
----------------------------------------------------  ----   -----------------   -------------   ---------------
  AIM V.I. International Growth Fund - Series I
     (2/97)                                           2005         1.328             1.550          3,955,743
                                                      2004         1.081             1.328          4,844,750
                                                      2003         0.846             1.081          6,203,316
                                                      2002         1.013             0.846          7,910,317
                                                      2001         1.339             1.013         10,826,266
                                                      2000         1.837             1.339         13,377,489
                                                      1999         1.197             1.837         12,561,784
                                                      1998         1.047             1.197         11,552,635
                                                      1997         1.000             1.047          8,040,030
  AIM V.I. Premier Equity Fund - Series I (2/97)      2005         1.312             1.373          6,200,023
                                                      2004         1.253             1.312          8,177,914
                                                      2003         1.011             1.253         10,880,605
                                                      2002         1.465             1.011         14,640,755
                                                      2001         1.692             1.465         19,569,314
                                                      2000         2.002             1.692         23,439,128
                                                      1999         1.557             2.002         22,849,391
                                                      1998         1.188             1.557         17,350,727
                                                      1997         1.000             1.188          6,012,919
Greenwich Street Series Fund
  Appreciation Portfolio (4/01)                       2005         1.081             1.117          5,037,046
                                                      2004         1.004             1.081          6,508,296
                                                      2003         0.814             1.004          7,362,523
                                                      2002         0.997             0.814          8,744,914
                                                      2001         1.000             0.997         11,031,329
MFS Variable Insurance Trust
  MFS(R) Emerging Growth Series (2/97)                2005         1.343             1.452          6,675,187
                                                      2004         1.201             1.343          8,493,132
                                                      2003         0.931             1.201         11,046,532
                                                      2002         1.420             0.931         13,691,784
                                                      2001         2.156             1.420         18,468,413
                                                      2000         2.708             2.156         22,131,924
                                                      1999         1.548             2.708         20,174,491
                                                      1998         1.166             1.548         18,235,621
                                                      1997         1.000             1.166          7,769,779
  MFS(R) Money Market Series (4/95)                   2005         1.264             1.286          1,084,665
                                                      2004         1.267             1.264          1,557,377
                                                      2003         1.271             1.267          2,700,139
                                                      2002         1.268             1.271          9,274,949
                                                      2001         1.234             1.268         11,776,845
                                                      2000         1.177             1.234          6,609,181
                                                      1999         1.136             1.177          6,895,732
                                                      1998         1.094             1.136          7,130,698
                                                      1997         1.058             1.094          4,552,839
                                                      1996         1.025             1.058            491,668

                     ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                                                                 NUMBER OF UNITS
                                                               UNIT VALUE AT     UNIT VALUE AT   OUTSTANDING AT
                   PORTFOLIO NAME                     YEAR   BEGINNING OF YEAR    END OF YEAR      END OF YEAR
----------------------------------------------------  ----   -----------------   -------------   ---------------
  MFS(R) Research Bond Series (2/97)                  2005         1.585             1.593          1,917,946
                                                      2004         1.509             1.585          2,663,370
                                                      2003         1.394             1.509          3,681,346
                                                      2002         1.292             1.394          4,841,016
                                                      2001         1.201             1.292          5,712,058
                                                      2000         1.110             1.201          4,528,804
                                                      1999         1.139             1.110          4,981,425
                                                      1998         1.078             1.139          4,592,230
                                                      1997         1.000             1.078          1,523,046
  MFS(R) Research Series (2/97)                       2005         1.343             1.433          5,090,016
                                                      2004         1.170             1.343          6,581,234
                                                      2003         0.948             1.170          8,578,086
                                                      2002         1.269             0.948         11,027,481
                                                      2001         1.627             1.269         15,352,030
                                                      2000         1.727             1.627         18,236,348
                                                      1999         1.406             1.727         19,122,690
                                                      1998         1.152             1.406         18,835,706
                                                      1997         1.000             1.152         11,348,445
  MFS(R) Strategic Income Series (3/95)               2005         1.522             1.536            519,418
                                                      2004         1.427             1.522            700,414
                                                      2003         1.306             1.427            805,491
                                                      2002         1.217             1.306          1,023,408
                                                      2001         1.173             1.217          1,494,819
                                                      2000         1.129             1.173          1,533,575
                                                      1999         1.170             1.129          1,740,649
                                                      1998         1.096             1.170          1,906,433
                                                      1997         1.124             1.096          1,814,433
                                                      1996         1.096             1.124            467,158
  MFS(R) Total Return Series (2/97)                   2005         1.795             1.827          5,570,510
                                                      2004         1.628             1.795          7,220,706
                                                      2003         1.414             1.628          9,249,278
                                                      2002         1.506             1.414         12,771,011
                                                      2001         1.517             1.506         15,308,655
                                                      2000         1.320             1.517         16,050,991
                                                      1999         1.294             1.320         18,218,624
                                                      1998         1.164             1.294         16,554,134
                                                      1997         1.000             1.164          6,044,594
Travelers Series Fund Inc.
  Smith Barney Aggressive Growth Portfolio (4/01)     2005         1.011             1.118          3,788,186
                                                      2004         0.929             1.011          4,717,671
                                                      2003         0.698             0.929          5,613,521
                                                      2002         1.046             0.698          6,827,622
                                                      2001         1.000             1.046          7,786,997

                     ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                                                                 NUMBER OF UNITS
                                                               UNIT VALUE AT     UNIT VALUE AT   OUTSTANDING AT
                   PORTFOLIO NAME                     YEAR   BEGINNING OF YEAR    END OF YEAR      END OF YEAR
----------------------------------------------------  ----   -----------------   -------------   ---------------
Variable Annuity Portfolios
  Smith Barney Small Cap Growth Opportunities
     Portfolio (2/97)                                 2005         1.523             1.581          1,097,315
                                                      2004         1.330             1.523          1,169,378
                                                      2003         0.946             1.330          1,366,195
                                                      2002         1.285             0.946          1,402,520
                                                      2001         1.550             1.285          1,648,456
                                                      2000         1.436             1.550          1,891,478
                                                      1999         1.054             1.436          1,834,607
                                                      1998         1.107             1.054          1,427,896
                                                      1997         1.000             1.107            811,489
Variable Insurance Products Fund
  Contrafund(R) Portfolio - Initial Class (2/97)      2005         2.006             2.322          6,476,757
                                                      2004         1.754             2.006          7,912,633
                                                      2003         1.379             1.754         10,287,799
                                                      2002         1.536             1.379         13,382,786
                                                      2001         1.768             1.536         16,814,507
                                                      2000         1.913             1.768         19,334,280
                                                      1999         1.555             1.913         19,684,080
                                                      1998         1.209             1.555         16,365,923
                                                      1997         1.000             1.209          7,182,541
  Equity - Income Portfolio - Initial Class (2/97)    2005         1.674             1.755          8,143,228
                                                      2004         1.516             1.674         10,182,296
                                                      2003         1.175             1.516         12,544,522
                                                      2002         1.428             1.175         16,746,688
                                                      2001         1.518             1.428         21,239,840
                                                      2000         1.414             1.518         24,879,485
                                                      1999         1.343             1.414         29,019,678
                                                      1998         1.216             1.343         28,422,802
                                                      1997         1.000             1.216         11,769,502
  Growth Portfolio - Initial Class (3/95)             2005         2.265             2.372          3,403,862
                                                      2004         2.212             2.265          4,836,165
                                                      2003         1.682             2.212          5,948,491
                                                      2002         2.430             1.682          7,412,954
                                                      2001         2.981             2.430         10,042,682
                                                      2000         3.382             2.981         13,078,701
                                                      1999         2.485             3.382         12,745,698
                                                      1998         1.801             2.485          9,921,446
                                                      1997         1.479             1.801          6,485,961
                                                      1996         1.308             1.479          2,902,936

                     ACCUMULATION UNIT VALUES (IN DOLLARS)

                                                                                                 NUMBER OF UNITS
                                                               UNIT VALUE AT     UNIT VALUE AT   OUTSTANDING AT
                   PORTFOLIO NAME                     YEAR   BEGINNING OF YEAR    END OF YEAR      END OF YEAR
----------------------------------------------------  ----   -----------------   -------------   ---------------
  High Income Portfolio - Initial Class (2/97)        2005         1.083             1.102          3,009,838
                                                      2004         0.998             1.083          3,927,398
                                                      2003         0.792             0.998          5,214,298
                                                      2002         0.774             0.792          6,865,780
                                                      2001         0.885             0.774          9,054,785
                                                      2000         1.153             0.885         10,408,152
                                                      1999         1.077             1.153         12,487,774
                                                      1998         1.138             1.077         12,550,649
                                                      1997         1.000             1.138          4,679,044
  Index 500 Portfolio - Initial Class (2/97)          2005         1.568             1.628         11,877,682
                                                      2004         1.432             1.568         15,478,409
                                                      2003         1.126             1.432         20,362,837
                                                      2002         1.463             1.126         26,515,935
                                                      2001         1.681             1.463         35,948,209
                                                      2000         1.872             1.681         42,098,562
                                                      1999         1.569             1.872         43,186,834
                                                      1998         1.235             1.569         37,349,984
                                                      1997         1.000             1.235         17,510,630
  Overseas Portfolio - Initial Class (2/97)           2005         1.349             1.590          2,147,414
                                                      2004         1.199             1.349          2,663,355
                                                      2003         0.844             1.199          3,292,343
                                                      2002         1.070             0.844          4,888,711
                                                      2001         1.370             1.070          6,546,985
                                                      2000         1.711             1.370          7,829,220
                                                      1999         1.212             1.711          8,189,584
                                                      1998         1.086             1.212          7,440,541
                                                      1997         1.000             1.086          4,444,906

                                     NOTES

The date next to each funding option's name reflects the date money first came into the funding option through the Separate Account.

Funding options not listed above had no amount allocated to them or were not available as of December 31, 2005.

"Number of Units Outstanding at End of Year" may include units for Contracts Owners in payout phase, where appropriate.

If an accumulation unit value has no assets and units across all sub-accounts within the Separate Account, and has had no assets and units for the history displayed on the Condensed Financial Information in the past, then it may not be displayed.

Effective 05/2005, MFS Variable Insurance Trust: MFS Bond Series changed its name to the MFS Research Bond Series.

                      THIS PAGE INTENTIONALLY LEFT BLANK.

                      THIS PAGE INTENTIONALLY LEFT BLANK.

Book 25                                                         October 20, 2006

                   FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY

                      STATEMENT OF ADDITIONAL INFORMATION

                             DATED OCTOBER 20, 2006

                                      FOR

             METROPOLITAN LIFE VARIABLE ANNUITY SEPARATE ACCOUNT I

                          INDIVIDUAL FLEXIBLE PREMIUM
                       DEFERRED VARIABLE ANNUITY CONTRACT

                                   ISSUED BY

                      METROPOLITAN LIFE INSURANCE COMPANY
                                200 PARK AVENUE
                               NEW YORK, NY 10166

                  DIRECT ALL CORRESPONDENCE AND INQUIRIES TO:

                      METROPOLITAN LIFE INSURANCE COMPANY
                            CUSTOMER SERVICE OFFICE
                                P.O. Box 990014
                            Hartford, CT 06199-0014

                                 (800) 497-4857

This Statement of Additional Information contains information in addition to the information described in the Prospectus for the flexible premium deferred variable annuity contract (the "Contract") offered by Metropolitan Life Insurance Company ("we", "MetLife", "our" and "us"). Effective October 20, 2006, Contracts formerly issued by First Citicorp Life Insurance Company ("First Citicorp") have become Contracts of MetLife as a result of the merger of First Citicorp with and into MetLife, with MetLife as the surviving company.

This Statement of Additional Information is not a prospectus, and it should be read only in conjunction with the prospectuses for the Contract and the investment portfolios. The Prospectus for the Contract is dated the same as this Statement of Additional Information. You may obtain a copy of the prospectus by writing or calling us at our address or phone number shown above.

                               TABLE OF CONTENTS

ADDITIONAL CONTRACT PROVISIONS..............................      3
  The Insurance Company.....................................      3
  The Contract..............................................      3
  Incontestability..........................................      3
  Misstatement of Age or Sex................................      3
  Participation.............................................      3
  Assignment................................................      3
DISTRIBUTION OF THE CONTRACTS...............................      3
DETERMINING ACCUMULATION UNIT VALUES........................      4
ADDING, DELETING, OR SUBSTITUTING INVESTMENT PORTFOLIOS.....      5
VOTING RIGHTS...............................................      5
VARIABLE ANNUITY PAYMENTS...................................      6
  Assumed Investment Rate...................................      6
  Amount of Variable Annuity Payments.......................      6
  Annuity Unit Value........................................      6
CALCULATION OF MONEY MARKET YIELD...........................      7
FEDERAL TAX CONSIDERATIONS..................................      8
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM...............     11
OTHER INFORMATION...........................................     11
FINANCIAL STATEMENTS........................................    F-1

                         ADDITIONAL CONTRACT PROVISIONS

THE INSURANCE COMPANY

Metropolitan Life Insurance Company is a stock life insurance company formed under the laws of the state of New York in 1868; its main office is located at 200 Park Avenue, New York, New York 10166. It is a wholly owned subsidiary of MetLife, Inc., a publicly traded company. Through its subsidiaries and affiliates, MetLife, Inc. is a leading provider of insurance and other financial services to individual and institutional customers. Obligations to Owners and Beneficiaries that arise under the Contracts are obligations of MetLife.

Before October 20, 2006, all Contracts were issued by First Citicorp, a stock life insurance company incorporated under the laws of New York in 1978. On October 20, 2006, First Citicorp, an indirect wholly-owned subsidiary of MetLife, Inc., merged with and into MetLife. Upon consummation of the merger, First Citicorp's separate corporate existence ceased by operation of law, and MetLife assumed legal ownership of all of the assets of First Citicorp, including the Separate Account and its assets. As a result of the merger, MetLife also has become responsible for all of First Citicorp's liabilities and obligations, including those created under Contracts initially issued by First Citicorp and outstanding on the date of the merger. Such Contracts have thereby become variable contracts funded by a Separate Account of MetLife, and each Owner thereof has become a contract holder of MetLife.

THE CONTRACT

The application, endorsements and all other attached papers are part of the Contract. The statements made in the application are deemed representations and not warranties. We will not use any statement in defense of a claim or to void the Contract unless it is contained in the application.

INCONTESTABILITY

We will not contest the Contract.

MISSTATEMENT OF AGE OR SEX

If the age or sex (if applicable) of the payee has been misstated, the amount which will be paid is that which the proceeds would have purchased at the correct age and sex (if applicable).

PARTICIPATION

The Contract does not participate in our divisible surplus.

ASSIGNMENT

Upon written notice to us, you may assign your rights under this Contract. We assume no responsibility for the validity of any such assignment. Assignments will not apply to any payments or actions taken prior to the time it is recorded by us. Certain Qualified Contracts may not be assigned.

                         DISTRIBUTION OF THE CONTRACTS

Information about the distribution of the Contracts is contained in the prospectus (see "Distribution of Variable Annuity Contracts"). Additional information is provided below.

Metropolitan Life Insurance Company (the "Company") has appointed MetLife Investors Distribution Company ("MLIDC") to serve as the principal underwriter and distributor of the securities offered through this Prospectus, pursuant to the terms of a Distribution and Principal Underwriting Agreement. Prior to October 20, 2006, the principal underwriter and distributor was MLI Distribution LLC ("MLIDLLC"), which merged with and into MLIDC on that date.

Applications for the Contracts are solicited by agents who are licensed by applicable state insurance authorities to sell our variable annuity contracts and who are also licensed representatives of broker-dealers registered with the SEC under the Securities Exchange Act of 1934 and having written sales agreements with the principal underwriter to sell the Contract.

MLIDC is affiliated with Metropolitan Life Insurance Company and the Separate Account.

The following table shows the amount of commissions paid to and the amount of commissions retained by MLIDLLC (MLIDC's predecessor) over the past three years.

                        MLIDLLC Underwriting Commissions

-----------------------------------------------------------------------------------------------------------
                                     UNDERWRITING COMMISSIONS PAID TO   AMOUNT OF UNDERWRITING COMMISSIONS
YEAR                                      MLIDLLC BY THE COMPANY                RETAINED BY MLIDLLC
-----------------------------------------------------------------------------------------------------------
 2005                                            $173,235                               $0
-----------------------------------------------------------------------------------------------------------
 2004                                            $245,571                               $0
-----------------------------------------------------------------------------------------------------------
 2003                                            $473,494                               $0
-----------------------------------------------------------------------------------------------------------

The Company and MLIDC have also entered into a preferred distribution arrangement with Citicorp Investment Services, Inc. (Citicorp Investment). These arrangements are sometimes called "shelf space" arrangements. Under this arrangement, the Company and MLIDC pay separate, additional compensation to Citicorp Investment for services Citicorp Investment provides in connection with the distribution of the Company's products. These services may include providing the Company with access to the distribution network of Citicorp Investment, the hiring and training of Citicorp Investment's sales personnel, the sponsoring of conferences and seminars by Citicorp Investment, or general marketing services performed by Citicorp Investment. Citicorp Investment may also provide other services or incur other costs in connection with distributing the Company's products.

These preferred distribution arrangements will not be offered to all broker-dealer firms and the terms of such arrangements may differ between broker-dealer firms. Compensation payable under such arrangements may be based on aggregate, net or anticipated sales of the Contract, total assets attributable to sales of the Contract by registered representatives of the broker-dealer firms or based on the length of time that a Contract owner has owned the Contract. Any such compensation payable to a broker-dealer firm will be made by MLIDC or the Company out of their own assets and will not result in any additional direct charge to you. Such compensation may cause the Citicorp Investment and its registered representatives to favor the Company's products. The amount of total compensation (additional compensation non-commission amounts and commissions) paid to Citicorp Investment during 2005 was $0.

There are other broker-dealer firms who receive compensation for servicing our contracts, and the account value of the contracts or the amount of added purchase payments received may be included in determining their additional compensation, if any.

                      DETERMINING ACCUMULATION UNIT VALUES

The Accumulation Unit value for each subaccount on its first Valuation Period was set at $1.00. A Valuation Period is the period that starts at the close of regular trading on the New York Stock Exchange on any business day and ends at the close of regular trading on the next business day. We calculate the Accumulation Unit value for each subaccount at the end of each Valuation Period. We do this by multiplying the subaccount's Accumulation Unit value on the preceding business day by the net investment factor for the subaccount's Valuation Period just ended.

The net investment factor for each subaccount for each Valuation Period is calculated by dividing (1) by (2) and subtracting (3) from the result, where:

     (1) Is the net asset value per share of the corresponding portfolio at the end of the Valuation Period, plus the per share amount of any declared and unpaid dividends or capital gains accruing to that portfolio plus (or minus) a per share credit (or charge) for any taxes resulting form the investment operations of the subaccount;

     (2) Is the portfolio's net asset value per share at the beginning of the Valuation Period; and

     (3) Is a factor representing the daily mortality and expense risk charge and the administration charge deducted from the subaccount.

            ADDING, DELETING, OR SUBSTITUTING INVESTMENT PORTFOLIOS

We reserve the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares of a portfolio that are held in or purchased by the Separate Account. If the shares of a portfolio are no longer available for investment, or if, in our judgment, further investments in any portfolio become inappropriate, we may redeem the shares of that portfolio and substitute shares of another portfolio. We will not substitute any shares attributable to a Contract's interest in a subaccount without notice and prior approval of the SEC and state insurance authorities, to the extent required by the 1940 Act and other applicable law.

We also reserve the right to establish additional subaccounts of the Separate Account, each of which would invest in shares of a new corresponding portfolio having a specified investment objective. We may, in our sole discretion, establish new subaccounts or eliminate or combine one or more subaccounts if marketing needs, tax considerations or investment or other conditions warrant. Any new subaccounts may be made available to existing Contract Owners on a basis to be determined by us. Subject to obtaining any approvals or consents required by applicable law, the assets of one or more subaccounts may be transferred to any other subaccount if, in our sole discretion, marketing, tax, investment or other conditions warrant.

In the event of any such substitution or change, we may (by appropriate endorsements, if necessary) change the Contract to reflect the substitution or change. If we consider it to be in the best interest of Owners or Annuitants, and subject to any approvals that may be required under applicable law, the Separate Account may be operated as a management investment company under the 1940 Act; it may be deregistered under that Act if registration is no longer required; it may be combined with other separate accounts, or its assets may be transferred to another separate account. In addition, we may, when permitted by law, restrict or eliminate any voting privileges of Owners or other persons who have such privileges under the Contracts.

                                 VOTING RIGHTS

In accordance with our view of current applicable law, we will vote portfolio shares held in the Separate Account at regular and special shareholder meetings of the portfolios in accordance with instructions received from persons having voting interests in the corresponding subaccounts. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation of the Act should change, or we otherwise determine that we are allowed to vote the shares in our own right, we may elect to do so.

The number of votes that an Owner or Annuitant has the right to instruct us will be calculated separately for each subaccount of the Separate Account, and may include fractional votes. Prior to the Annuity Income Date, an Owner holds a voting interest in each subaccount to which Contract Value is allocated. After the Annuity Income Date, the Annuitant has a voting interest in each subaccount from which variable annuity payments are made.

For each Owner, the number of votes attributable to a subaccount will be determined by dividing the Contract Value attributable to that Owner's Contract in that subaccount by the net asset value per share of the portfolio in which that subaccount invests. For each Annuitant, the number of votes attributable to a subaccount will be determined by dividing the liability for future variable annuity payments to be paid from the subaccount by the net asset value per share of the portfolio in which that subaccount invests. This liability for future payments is calculated on the basis of the mortality assumptions, the 3.0% assumed investment rate used in determining the number of annuity units of that subaccount credited to the Annuitant's Contract and annuity unit value of that subaccount on the date that the number of votes is determined. As variable annuity payments are made to the Annuitant, the liability for future payments decreases as does the number of votes.

The number of votes available to an Owner or Annuitant will be determined as of the same or coincident date established by the portfolio for determining shareholders eligible to vote at the shareholders' meeting.

Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established for the portfolio. Each Owner or Annuitant having a voting interest in a subaccount will receive proxy materials and reports relating to any meeting of shareholders of the portfolio in which that subaccount invests.

Portfolio shares as to which no timely instructions are received and shares held by us in a subaccount as to which no Owner or Annuitant has a beneficial interest will be voted in proportion to the voting instructions which are received with respect to all Contracts participating in that subaccount. The effect of this proportional voting is that a small number of Owners or Annuitants may control the outcome of a vote. Voting instructions to abstain on any item to be voted upon will be applied to reduce the total number of votes eligible to be cast on a matter.

                           VARIABLE ANNUITY PAYMENTS

ASSUMED INVESTMENT RATE

The discussion concerning the amount of variable annuity payments which follows is based on an assumed investment rate of 3.0% per year. The assumed net investment rate is used merely in order to determine the first monthly payment per thousand dollars of applied value. This rate does not bear any relationship to the actual net investment experience of the Separate Account or of any subaccount.

AMOUNT OF VARIABLE ANNUITY PAYMENTS

The amount of the first variable annuity payment is determined by dividing the Contract Value on the Annuity Income Date by 1,000 and multiplying the result by the appropriate factor in the annuity tables provided in the Contract. These tables are based upon the 1983 IAM Tables (promulgated by the Society of Actuaries). The appropriate factor is based on the annual net investment return of 3.0%. The amount of each payment will depend on the age of the Annuitant(s) at the time the first payment is due, and the sex of the Annuitant(s), unless otherwise required by law.

The dollar amount of the second and subsequent variable annuity payments will vary and is determined by multiplying the number of subaccount annuity units by the subaccount annuity unit value as of a date no earlier than the fifth Valuation Day preceding the date the payment is due. The number of such units will remain fixed during the annuity period, assuming you or the Annuitant, if you are deceased, make no exchanges of annuity units for annuity units of another subaccount or to provide a fixed annuity payment. Once every 3 months after annuity payments have commenced, the Annuitant may elect in writing, to transfer among any subaccounts. After the Annuity Income Date, no transfers may be made between the subaccounts and the Fixed Account.

The annuity unit value will increase or decrease from one payment to the next in proportion to the net investment return of the subaccount or subaccounts supporting the variable annuity payments, less an adjustment to neutralize the 3.0% assumed net investment rate referred to above. Therefore, the dollar amount of annuity payments after the first will vary with the amount by which the net investment return of the appropriate subaccounts is greater or less than 3.0% per year. For example, for a Contract using only one subaccount to generate variable annuity payments, if that subaccount has a cumulative net investment return of 5% over a one year period, the first annuity payment in the next year will be approximately 2% greater than the payment on the same date in the preceding year. If such net investment return is 1% over a one year period, the first annuity payment in the next year will be approximately 2 percentage points less than the payment on the same date in the preceding year. (See also "Variable Annuity Payments" in the Prospectus.)

Fixed annuity payments are determined at annuitization by multiplying the values allocated to the Fixed Account by a rate to be determined by Metropolitan Life which is no less than the rate specified in the annuity tables in the Contract. The annuity payment will remain level for the duration of the annuity.

The annuity payments will be made on the fifteenth day of each month. The annuity unit value used in calculating the amount of the variable annuity payments will be based on an annuity unit value determined as of the close of business on a day no earlier than the fifth Valuation Day preceding the date of the annuity payment.

ANNUITY UNIT VALUE

The annuity unit value is calculated at the same time that the value of an Accumulation Unit is calculated and is based on the same values for portfolio shares and other assets and liabilities. (See "Variable Contract Value" in the Prospectus.) The annuity unit value for each subaccount's first valuation period was set at $1.00. The annuity unit value for a subaccount is calculated for each subsequent Valuation Period by multiplying the subaccount annuity unit value on the preceding day by the product of 1 times 2 where:

     (1) is the subaccount's net investment factor on the Valuation Day the Annuity Unit Value is being calculated; and

     (2) is 0.999919 (which is the daily factor that will produce the 3.0% annual investment rate assumed in the annuity tables), adjusted by the number of days since the previous Valuation Day.

The following illustration shows, by use of hypothetical example, the method of determining the annuity unit value.

ILLUSTRATION OF CALCULATION OF ANNUITY UNIT VALUE

1.     Net Investment Factor for period                                1.003662336
2.     Adjustment for 3% Assumed Investment Rate                       0.999919016
3.     2x1                                                             1.003581055
4.     annuity unit value, beginning of valuation period               10.743769
5.     annuity unit value, end of valuation period (3x4)               10.782243

                       CALCULATION OF MONEY MARKET YIELD

From time to time, we may quote in advertisements and sales literature the adjusted and unadjusted effective yield for a money market Subaccount for a 7-day period, as described below. On a Contract-specific basis, the effective yield is computed at each month-end according to the following formula:

        EffectiveYield = ((BaseReturn + 1) to the power of (365/7)) - 1

Where:

BaseReturn = (AUVChange - ContractChargeAdjustment) / PriorAUV.
AUVChange = CurrentAUV - PriorAUV.
ContractChargeAdjustment = AverageAUV * Period Charge.
AverageAUV = (CurrentAUV + PriorAUV) / 2.
PeriodCharge = AnnualContractFee * (7/365).
PriorAUV = Unit value as of 7 days prior.
CurrentAUV = Unit value as of the reporting period (last day of the month).

We may also quote the effective yield of a money market Subaccount for the same 7-day period, determined on an unadjusted basis (which does not deduct Contract-level charges), according to the same formula but where:

BaseReturn = AUVChange / PriorAUV

Because of the charges and deductions imposed under the Contract, the yield for the Subaccount will be lower than the yield for the corresponding Underlying Fund. The yields on amounts held in the Subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The actual yield for the Subaccount is affected by changes in interest rates on money market securities, average portfolio maturity of the Underlying Fund, the types and qualities of portfolio securities held by the Underlying Fund, and the Underlying Fund's operating expenses. Yields on amounts held in the Subaccount may also be presented for periods other than a 7-day period.

                           FEDERAL TAX CONSIDERATIONS

The following description of the federal income tax consequences under this Contract is general in nature and is therefore not exhaustive and is not intended to cover all situations. Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, a person contemplating purchase of an annuity contract and by a Contract Owner or beneficiary who may make elections under a Contract should consult with a qualified tax or legal adviser.

FOREIGN TAX CREDIT

To the extent permitted under federal income tax law, the Separate Account may claim the benefit of certain tax credits attributable to taxes paid by certain of the Portfolios to foreign jurisdictions.

MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS

Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the later of calendar year in which a participant under a qualified plan or a Section 403(b) annuity attains age 70 1/2or retires. Minimum annual distributions under an IRA must begin by April 1st of the calendar year in which the Contract Owner attains 70 1/2 regardless of when he or she retires. Distributions must also begin or be continued according to the minimum distribution rules under the Code following the death of the Contract Owner or the annuitant. You should note that the U.S. Treasury recently issued regulations clarifying the operation of the required minimum distribution rules.

NONQUALIFIED ANNUITY CONTRACTS

Individuals may purchase tax-deferred annuities without any limits. The purchase payments receive no tax benefit, deduction or deferral, but taxes on the increases in the value of the contract are generally deferred until distribution and transfers between the various investment options are not subject to tax. Generally, if an annuity contract is owned by other than an individual (or an entity such as a trust or other "look-through" entity which owns for an individual's benefit), the owner will be taxed each year on the increase in the value of the contract. An exception applies for purchase payments made before March 1, 1986. The benefits of tax deferral of income earned under a non-qualified annuity should be compared with the relative federal tax rates on income from other types of investments (dividends and capital gains, taxable at 15% or less) relative to the ordinary income treatment received on annuity income and interest received on fixed instruments (notes, bonds, etc.).

If two or more annuity contracts are purchased from the same insurer within the same calendar year, such annuity contract will be aggregated for federal income tax purposes. As a result, distributions from any of them will be taxed based upon the amount of income in all of the same calendar year series of annuities. This will generally have the effect of causing taxes to be paid sooner on the deferred gain in the contracts.

Those receiving partial distributions made before the maturity date will generally be taxed on an income-first basis to the extent of income in the contract. If you are exchanging another annuity contract for this annuity, certain pre-August 14, 1982 deposits into an annuity contract that have been placed in the contract by means of a tax-deferred exchange under Section 1035 of the Code may be withdrawn first without income tax liability. This information on deposits must be provided to the Company by the other insurance company at the time of the exchange. There is income in the contract generally to the extent the cash value exceeds the investment in the contract. The investment in the contract is equal to the amount of premiums paid less any amount received previously which was excludable from gross income. Any direct or indirect borrowing against the value of the contract or pledging of the contract as security for a loan will be treated as a cash distribution under the tax law.

In order to be treated as an annuity contract for federal income tax purposes,
Section 72(s) of the Code requires any non-qualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an owner of the contract. Specifically, Section 72(s) requires that (a) if an owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such owner's death; and
(b) if any owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such owner's death. These requirements will be considered satisfied as to any portion of an owner's interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the owner's death. The designated beneficiary refers to a natural person designated by the owner as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased owner, the contract may be continued with the surviving spouse as the successor-owner. Contracts will be administered by the Company in accordance with these rules and the Company will make a notification when payments should be commenced. Special rules apply regarding distribution requirements when an annuity is owned by a trust or other entity for the benefit of one or more individuals.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make deductible contributions to an individual retirement annuity (IRA). The applicable limit ($2,000 per year prior to 2002) has been increased by the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"). The limit is $3,000 for calendar years 2002 - 2004, $4,000 for calendar years 2005-2007, and $5,000 for 2008, and will be indexed for inflation in years subsequent to 2008. Additional "catch-up" contributions may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse and based on their participation in a retirement plan. If an individual is married and the spouse does not have earned income, the individual may establish IRAs for the individual and spouse. Purchase payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

The Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of up to $40,000 for each participant. The Internal Revenue Services has not reviewed the contract for qualifications as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as the optional enhanced death benefit in the contract comports with IRA qualification requirements.

SIMPLE PLAN IRA FORM

Effective January 1, 1997, employers may establish a savings incentive match plan for employees ("SIMPLE plan") under which employees can make elective salary reduction contributions to an IRA based on a percentage of compensation of up to the applicable limit for the taxable year. The applicable limit was increased under EGTRRA. The applicable limit was increased under EGTRRA to $7,000 for 2002, $8,000 for 2003, $9,000 in 2004, $10,000 in 2005 (which will be indexed for inflation for years after 2005. (Alternatively, the employer can establish a SIMPLE cash or deferred arrangement under IRS Section 401(k)). Under a SIMPLE plan IRA, the employer must either make a matching contribution or a nonelective contribution based on the prescribed formulas for all eligible employees. Early withdrawals are subject to the 10% early withdrawal penalty generally applicable to IRAs, except that an early withdrawal by an employee under a SIMPLE plan IRA, within the first two years of participation, shall be subject to a 25% early withdrawal tax.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations (similar to the annual limits for the traditional IRA's), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of a "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to any Roth IRA of the individual.

QUALIFIED PENSION AND PROFIT-SHARING PLANS

Like most other contributions made under a qualified pension or profit-sharing plan, purchase payments made by an employer are not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or beneficiary.

Distributions are generally taxable to the participant or beneficiary as ordinary income in the year of receipt. Any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Under a qualified plan, the investment in the contract may be zero.

The annual limits that apply to the amounts that may be contributed to a defined contribution plan each year were increased by EGTRRA. The maximum total annual limit was increased from $35,000 to $40,000 ($42,000 for 2005). The limit on employee salary reduction deferrals (commonly referred to as "401(k) contributions") increase on a graduated basis; $11,000 in 2002, $12,000 in 2003, $13,000 in 2004, $14,000 in 2005 and $15,000 in 2006. The $15,000 annual limit will be indexed for inflation after 2006. Additional "catch-up contributions" may be made by individuals age 50 or over.

Amounts attributable to salary reduction contributions under Code Section 401(k) and income thereon may not be withdrawn prior to severance from employment, death, total and permanent disability, attainment of age 59 1/2, or in the case of hardship.

SECTION 403(B) PLANS

Under Code section 403(b), payments made by public school systems and certain tax exempt organizations to purchase annuity contracts for their employees are excludable from the gross income of the employee, subject to certain limitations. However, these payments may be subject to FICA (Social Security) taxes. A qualified contract issued as a tax-sheltered annuity under section 403(b) will be amended as necessary to conform to the requirements of the Code. The annual limits under Code Section 403(b) for employee salary reduction deferrals are increased under the same rules applicable to 401(k) plans ($14,000 in 2005).

Code section 403(b)(11) restricts this distribution under Code section 403(b) annuity contracts of: (1) elective contributions made in years beginning after December 31, 1998; (2) earnings on those contributions; and (3) earnings in such years on amounts held as of the last year beginning before January 1, 1989. Distribution of those amounts may only occur upon death of the employee, attainment of age 59 1/2, separation from service, disability, or financial hardship. In addition, income attributable to elective contributions may not be distributed in the case of hardship.

FEDERAL INCOME TAX WITHHOLDING

The portion of a distribution, which is taxable income to the recipient, will be subject to federal income tax withholding as follows:

1. ELIGIBLE ROLLOVER DISTRIBUTION FROM SECTION 403(B) PLANS OR ARRANGEMENTS, FROM QUALIFIED PENSION AND PROFIT-SHARING PLANS, OR FROM 457 PLANS SPONSORED BY GOVERNMENTAL ENTITIES

There is a mandatory 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another qualified retirement plan (including a 457 plan sponsored by a governmental entity) but that are not directly rolled over. A distribution made directly to a participant or beneficiary may avoid this result if:

     (a) a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

     (b) a term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

     (c) a minimum required distribution as defined under the tax law is taken after the attainment of the age of 70 1/2 or as otherwise required by law, or

     (d)   the distribution is a hardship distribution.

A distribution including a rollover that is not a direct rollover will be subject to the 20% withholding, and the 10% additional tax penalty on premature withdrawals may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal beneficiary is otherwise underwithheld or short on estimated taxes for that year.

2.     OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL REDEMPTIONS)

To the extent not subject to 20% mandatory withholding as described in 1. above, the portion of a non-periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding, if the aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If no such election is made, 10% of the taxable portion of the distribution will be withheld as federal income tax; provided that the recipient may elect any other percentage. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

3. PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE YEAR)

The portion of a periodic distribution, which constitutes taxable income, will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. Recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient to cover tax liabilities.

Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, U.S citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are subject to different withholding rules and generally cannot elect out of withholding.

                 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of Metropolitan Life Insurance Company (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the change in the method of accounting for certain non-traditional long duration contracts and separate accounts, and for embedded derivatives in certain insurance products as required by new accounting guidance which became effective on January 1, 2004 and October 1, 2003, respectively), included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The principal address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, Florida 33602-5827.

The financial statements of Metropolitan Life Variable Annuity Separate Account I (formerly First Citicorp Life Variable Annuity Separate Account) as of December 31, 2005 and for the period in the year then ended, included in this Statement of Additional Information have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 201 East Kennedy Boulevard, Suite 1200, Tampa, FL 33602-5827.

The statement of changes in net assets of Metropolitan Life Variable Annuity Separate Account I (formerly "First Citicorp Life Variable Annuity Separate Account") for the year ended December 31, 2004 and financial highlights for each of the years in the four year period then ended, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                               OTHER INFORMATION

A registration statement has been filed with the SEC under the Securities Act of 1933, as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

                   FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY

                      STATEMENT OF ADDITIONAL INFORMATION

                          INDIVIDUAL FLEXIBLE PREMIUM
                       DEFERRED VARIABLE ANNUITY CONTRACT

                                   ISSUED BY

                      METROPOLITAN LIFE INSURANCE COMPANY
                                200 PARK AVENUE
                               NEW YORK, NY 10166

                  DIRECT ALL CORRESPONDENCE AND INQUIRIES TO:

                      METROPOLITAN LIFE INSURANCE COMPANY
                            CUSTOMER SERVICE OFFICE
                                P.O. BOX 990014
                            HARTFORD, CT 06199-0014

                                 (800) 497-4857

Book 25 SAI                                                     October 20, 2006

PART C

                                OTHER INFORMATION

Item 24. FINANCIAL STATEMENTS AND EXHIBITS

(a) Financial Statements

     The financial statements of the Registrant, and the Report of Independent Registered Public Accounting Firm thereto are contained in the Registrant's Annual Report and are included in the Supplement to the Statement of Additional Information. The financial statements of the Registrant include (to be filed by amendment):

     1.   Statement of Assets and Liabilities as of December 31, 2008.

     2.   Statement of Operations for the year ended December 31, 2008.

     3. Statements of Changes in Net Assets for the years ended December 31, 2008 and 2007.

     4.   Notes to Financial Statements.

     5.   Statement of Investments as of December 31, 2008.

     The financial statements and schedules of Metropolitan Life Insurance Company and the report of Independent Registered Public Accounting Firm, are contained in the Supplement to the Statement of Additional Information. The financial statements of Metropolitan Life Insurance Company include (to be filed by amendment):

     1.   Consolidated Balance Sheets as of December 31, 2008 and 2007.

     2. Consolidated Statements of Income for the years ended December 31, 2008, 2007, and 2006.

     3. Consolidated Statement of Stockholders Equity for the years ended December 31, 2008, 2007, and 2006.

     4. Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006.

     5.   Notes to Consolidated Financial Statements.

(b) Exhibits

           1. (a) Certified resolution of the Board of Directors of First Citicorp Life Insurance Company establishing First Citicorp Life Variable Annuity Separate Account. (1)

               (b) Certified Resolution adopted by the Board of Directors of Metropolitan Life Insurance Company authorizing the merger of First Citicorp Life Insurance Company and Citicorp Life Insurance Company with and into the Company and effecting the establishment of Metropolitan Life Variable Annuity Separate Account I and Metropolitan Life Variable Annuity Separate Account II. (5)

           2.       Not applicable.

           3. (a) Principal Underwriting Agreement between Metropolitan Life Insurance Company and MetLife Investors Distribution Company effective May 1, 2007.(9)

               (b) MetLife Investors Distribution Company Sales Agreement (Enterprise Selling Agreement 6-08). (to be filed by amendment)

            4.    (a) Contract Form. (1)

                  (b) Individual Retirement Annuity Endorsement. (1)

                  (c) 403(b) Tax Sheltered Annuity Endorsement. (1)

                  (d) Annuity Contract Endorsement: Amendment of Annuity Income
                      Option Tables. (1)

                  (e) Variable Annuity Endorsement: Amendment of Contract
                      Provisions. (2)

                  (f) Roth Individual Retirement Annuity Endorsement. (2)

                  (g) Merger Endorsement.(5)

            5.        Contract Application. (1)

            6.    (a) Amended and Restated Charter & By-Laws of Metropolitan
                      Life Insurance Company. (3)

                  (b) Amended and Restated By-Laws of Metropolitan Life
                      Insurance Company. (4)

            7.        None.

            8.    (a) Amended and Restated Participation Agreement among
                      Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Variable Insurance Products Fund IV and Variable Insurance Products Fund V, Fidelity Distributors Corporation and Metropolitan Life Insurance Company effective April 28, 2008; and First Amendment to Participation Agreement effective April 28, 2008.(7)

                  (b) Participation Agreement by and among AIM Variable
                      Insurance Funds, Inc. and First Citicorp Life Insurance Company, on behalf of itself and First Citicorp Life Variable Annuity Separate Account dated February 10, 1995; and Amendment No. 1 effective February 3, 1977 to Participation Agreement dated February 10, 1995.(6)

                  (c) Participation Agreement among Metropolitan Series Fund,
                      Inc., MetLife Advisers, LLC, MetLife Investors Distribution Company and Metropolitan Life Insurance Company dated August 31, 2007. (8)

                  (d) Participation Agreement among Legg Mason Partners Variable
                      Equity Trust, Legg Mason Partners Variable Income Trust, Legg Mason Investors Services, LLC, Legg Mason Partners Fund Advisor, LLC and Metropolitan Life Insurance Company made and entered into January 1, 2009; and Amendment No. 1 dated _________ to Particpation Agreement made and entered into January 1, 2009. (to be filed by amendment)

                  (e) Amended and Restated Participation Agreement among MFS
                      Variable Insurance Trust, MFS Variable Insurance Trust II, Metropolitan Life Insurance Company and Massachusetts Financial Services Company effective May 1, 2009. (9)

                  (g) Indemnification Agreement between Massachusetts Financial
                      Services Company and Metropolitan Life Insurance Company effective May 1, 2009. (to be filed by amendment)

            9.        Opinion and Consent of Counsel. (to be filed by amendment)

            10. Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm. (to be filed by amendment)

            11.       Not Applicable.

            12.       None.

            13. Powers of Attorney for Metropolitan Life Insurance Company for Sylvia Mathews Burwell, Eduardo Castro-Wright, Burton
                      A. Dole, Jr., Cheryl W. Grise, C. Robert Henrikson, R. Glenn Hubbard, John M. Keane, Alfred F. Kelly, Jr., James
                      M. Kilts, Catherine R. Kinney, Hugh B. Price, David Satcher, Kenton J. Sicchitano, William C. Steere, Jr., Lulu C. Wang, William J. Wheeler, James L. Lipscomb and Peter M. Carlson. (filed herewith)

(1) Incorporated herein by reference to First Citicorp Variable Annuity Separate Account's Post-Effective Amendment No. 2 to the Registration Statement on Form N-4, File Nos. 033-83354/811-08732 filed on April 29, 1996.

(2) Incorporated herein by reference to the First Citicorp Variable Annuity Separate Account's Post-Effective Amendment No. 7 to the Registration Statement on Form N-4, File No. 033-83354/811-08732 filed on April 28, 1998.

(3) Incorporated herein by reference to the Registration Statement for Metropolitan Life Separate Account E on Form N-4, File No. 333-83716/ 811-04001, filed on March 5, 2002.

(4) Incorporated herein by reference to the Registration Statement for Metropolitan Life Separate Account E on Form N-4, File No. 333-122883/ 811-04001, filed on February 17, 2005.

(5) Incorporated herein by reference to the Registration Statement on Form N-4 for Metropolitan Life Variable Annuity Separate Account I, File Nos. 333-138114/811-08732, filed on October 20, 2006.

(6) Incorporated herein by reference to the Registration Statement on Form N-4 for Metropolitan Life Variable Annuity Separate Account I, File Nos. 333-138112/811-07628, filed on October 20, 2006.

(7) Incorporated herein by reference to Post-Effective Amendment No. 5 to Paragon Separate Account B's Registration Statement on Form N-6, File Nos. 333-133675/811-07534, filed on April 17, 2008.

(8) Incorporated herein by reference to The New England Variable Account's Post-Effective Amendment No. 15 to the Registration Statement on Form N-4, File Nos. 333-11131/811-05338, filed on April 18, 2008.

(9) Incorporated herein by reference to Paragon Separate Account B's Post-Effective Amendment No. 10 to the Registration Statement on Form N-6, File Nos. 333-133675/811-07534, filed on April 22, 2009.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

                                       Principal Occupation and                  Positions and Offices
     Name                                  Business Address                         with Depositor
     ----                ----------------------------------------------------   ----------------------
C. Robert Henrikson      MetLife, Inc and Metropolitan Life Insurance Company   Chairman of the Board,
                         Chairman of the Board and Chief Executive Officer      President and Chief
                         200 Park Avenue                                        Executive Officer
                         New York, NY 10166

Sylvia Mathews Burwell   President, Global Development Program                  Director
                         The Bill and Melinda Gates Foundation
                         1551 Eastlake Avenue East
                         Seattle, WA 98102

Eduardo Castro-Wright    President and Chief Executive Officer                  Director
                         Wal-Mart Stores, USA
                         702 Southwest 8th Street
                         Bentonville, AK 72716

Burton A. Dole, Jr.      Retired Chairman, Dole/Neal LLC                        Director
                         Pauma Valley Country Club
                         15835 Pauma Valley Drive
                         Pauma Valley, CA 92061

Cheryl W. Grise          Retired Executive Vice President                       Director
                         Northeast Utilities
                         24 Stratford Road
                         West Hartford, CT 06117

R. Glenn Hubbard         Dean and Russell L. Carson Professor of Finance and    Director
                         Economics
                         Graduate School of Business
                         Columbia University
                         Uris Hall
                         3022 Broadway
                         New York, NY 10027-6902

John M. Keane            Co-Founder and Senior Managing Director                Director
                         Keane Advisors, LLC
                         2020 K St., N.W., Suite 300
                         Washington, DC 20006

Alfred F. Kelly, Jr.     President                                              Director
                         American Express Company
                         200 Vesey Street
                         New York, NY 10285

                                       Principal Occupation and                  Positions and Offices
     Name                                  Business Address                         with Depositor
     ----                ----------------------------------------------------   ----------------------
James M. Kilts           Partner                                                Director
                         Centerview Partners Management, LLC
                         16 School Street
                         Rye, NY 10580

Catherine R. Kinney      Retired President and Co-Chief Operating Officer       Director
                         NYSE
                         1158 5th Avenue
                         New York, NY 10029

Hugh B. Price            Senior Fellow                                          Director
                         Brookings Institution
                         1775 Massachusetts Avenue, N.W.
                         Washington, DC 20036

David Satcher            Director of Satcher Health Leadership Institute and    Director
                         Center of Excellence on Health Disparities
                         Morehouse School of Medicine
                         720 Westview Drive, S.W.
                         Atlanta, GA 30310-1495

Kenton J. Sicchitano     Retired Global Managing Partner                        Director
                         PricewaterhouseCoopers, LLC
                         25 Phillips Pond Road
                         Natick, MA 01760

William C. Steere, Jr.   Retired Chairman of the Board and Chief                Director
                         Executive Officer
                         Pfizer, Inc.
                         235 East 42nd Street, 22nd Floor
                         New York, NY 10017

                                       Principal Occupation and                  Positions and Offices
     Name                                  Business Address                         with Depositor
     ----                ----------------------------------------------------   ----------------------
Lulu C. Wang             Chief Executive Officer                                Director
                         Tupelo Capital Management LLC
                         767 3rd Avenue, 11th Floor
                         New York, NY 10017

Set forth below is a list of certain principal officers of Metropolitan Life Insurance Company ("Metropolitan Life"). The principal business address of each officer of Metropolitan Life is 200 Park Avenue, New York, New York 10166.

Name                                Position with Metropolitan Life
----                  ----------------------------------------------------------
C. Robert Henrikson   Chairman of the Board, President and Chief Executive
                      Officer

Jeffrey A. Welikson   Senior Vice President and Secretary

Ruth A. Fattori       Executive Vice President and Chief Administrative Officer

Steven A. Kandarian   Executive Vice President and Chief Investment Officer

James L. Lipscomb     Executive Vice President and General Counsel

Maria R. Morris       Executive Vice President, Technology and Operations

William J. Mullaney   President, Institutional Business

Peter M. Carlson      Executive Vice President and Chief Accounting Officer

William J. Toppeta    President, International

Lisa Weber            President, Individual Business

William J. Wheeler    Executive Vice President and Chief Financial Officer

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR THE REGISTRANT

The Registrant is a separate account of Metropolitan Life Insurance Company under New York Insurance law. Under said law the assets allocated to the separate account are the property of Metropolitan Life Insurance Company. The Registrant and Depositor are ultimately controlled by MetLife, Inc., a publicly traded company. No person is controlled by the Registrant. The following outline indicates those entities that are controlled by MetLife, Inc. or are under the common control of MetLife, Inc.

             ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                              AS OF JUNE 30, 2009

The following is a list of subsidiaries of MetLife, Inc. updated as of June 30, 2009. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, (if any)) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.


A.    MetLife Group, Inc. (NY)

B.    MetLife Bank National Association (USA)

C.    Exeter Reassurance Company, Ltd. (Bermuda)

D.    MetLife Taiwan Insurance Company Limited (Taiwan)

E.    Metropolitan Tower Life Insurance Company (DE)

      1.    TH Tower NGP, LLC (DE)

      2. Partners Tower, L.P. (DE) - a 99% limited partnership interest of Partners Tower, L.P. is held by Metropolitan Tower Life Insurance Company and 1% general partnership interest is held by TH Tower NGP, LLC (DE)

      3.    TH Tower Leasing, LLC (DE)

      4.    MetLife Reinsurance Company of Vermont (VT)

      5.    EntreCap Real Estate II LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by EntreCap Real Estate II LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            d)    PREFCO Vingt LLC (CT)

            e) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by EntreCap Real Estate II LLC and 1% general partnership is held by PREFCO Vingt LLC.

     6.     Plaza Drive Properties, LLC (DE)

     7.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

F. MetLife Pensiones Mexico S.A. (Mexico)- 97.4738% is owned by MetLife, Inc. and 2.5262% is owned by MetLife International Holdings, Inc.

G. MetLife Chile Inversiones Limitada (Chile)- 99.9999999% is owned by MetLife, Inc. and 0.0000001% is owned by Natiloportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile)- 99.99% is owned by MetLife Chile Inversiones Limitada and 0.01% is owned by MetLife International Holdings, Inc.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile)- 99.99% is owned by MetLife Chile Seguros de Vida S.A. and 0.01% is owned by MetLife Chile Inversiones Limitada.

H. MetLife Mexico S.A. (Mexico)- 98.70541% is owned by MetLife, Inc., 1.29459% is owned by MetLife International Holdings, Inc.

      1. MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. and 0.01% is owned by MetLife Pensiones Mexico S.A.

            a) Met1 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.

            b) Met2 SIEFORE, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and 0.01% is owned by MetLife Mexico S.A.


            c) MetA SIEFORE Adicional, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            d) Met3 SIEFORE Basica, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            e) Met4 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

            f) Met5 SIEFORE, S.A. de C.V. (Mexico) - 99.99% is owned by MetLife Afore, S.A. de C.V. and .01% is owned by MetLife Mexico S.A.

      2. ML Capacitacion Comercial S.A. de C.V. (Mexico) - 99% is owned by MetLife Mexico S.A. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

I. MetLife Mexico Servicios, S.A. de C.V. (Mexico)- 98% is owned by MetLife, Inc. and 2% is owned by MetLife International Holdings, Inc.

J.    Metropolitan Life Seguros de Vida S.A. (Uruguay)

K.    MetLife Securities, Inc. (DE)

L.    Enterprise General Insurance Agency, Inc. (DE)

      1.    MetLife General Insurance Agency of Texas, Inc. (DE)

      2.    MetLife General Insurance Agency of Massachusetts, Inc. (MA)

M.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

N.    MetLife Investors Insurance Company (MO)

O.    First MetLife Investors Insurance Company (NY)

P.    Walnut Street Securities, Inc. (MO)

Q.    Newbury Insurance Company, Limited (BERMUDA)

R.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    MetLife Advisers, LLC (MA)

      3.    MetLife Investors Financial Agency, Inc. (TX)

S.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  i) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  ii) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. MetLife India Insurance Company Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.


      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.99935% is owned by MetLife International Holdings, Inc. and 0.00065% is owned by Natiloporterm Holdings, Inc.


      5. MetLife Seguros de Vida S.A. (Argentina)- 96.7372% is owned by MetLife Seguros de Vida S.A. and 3.2628% is owned by Natiloportem Holdings, Inc.


      6. MetLife Insurance Company of Korea Limited (South Korea)- 14.64% of MetLife Insurance Company of Korea Limited is owned by MetLife, Mexico, S.A. and 85.36% is owned by Metlife International Holdings, Inc.


      7. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 66.6617540% is owned by MetLife International Holdings, Inc.
            and 33.3382457% is owned by MetLife Worldwide Holdings, Inc. and 0.0000003% is owned by Natiloportem Holdings, Inc.


      8.    MetLife Global, Inc. (DE)

      9. MetLife Administradora de Fundos Multipatrocinados Ltda (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.

      10.   MetLife Insurance Limited (United Kingdom)

      11.   MetLife General Insurance Limited (Australia)

      12.   MetLife Limited (United Kingdom)

      13.   MetLife Insurance S.A./NV (Belgium)

      14.   MetLife Services Limited (United Kingdom)

      15.   MetLife Insurance Limited (Australia)

            a)    MetLife Investments Pty Limited (Australia)

                  i) MetLife Insurance and Investment Trust (Australia) - MetLife Insurance and Investment Trust is a trust vehicle, the trustee of which is MetLife Investment Pty Limited. MetLife Investments Pty Limited is a wholly owned subsidiary of MetLife Insurance Limited.

            b)    MetLife Services (Singapore) PTE Limited (Australia)

      16. MetLife Seguros de Retiro S.A. (Argentina) - 96.8488% is owned by MetLife International Holdings, Inc. and 3.1512% is owned by Natiloportem Holdings, Inc.

      17. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc. and 94.9999% is owned by MetLife International Holdings Inc.

      18. Compania Previsional MetLife S.A. (Brazil) - 95.4635% is owned by MetLife International Holdings, Inc. and 4.5364% is owned by Natiloportem Holdings, Inc.


           (a) Met AFJP S.A. (Argentina) - 75.4088% of the shares of Met AFJP S.A. are held by Compania Previsional MetLife SA, 19.5912% is owned by MetLife Seguros de Vida SA, 3.9689% is held by Natiloportem Holdings, Inc. and 1.0310% is held by MetLife Seguros de Retiro SA.


      19.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Towarzystwo Ubezpieczen na Zycie Spolka Akcyjna.
                  (Poland)

            b)    MetLife Direct Co., Ltd. (Japan)


            c)    MetLife Limited (Hong Kong)


      20.   MetLife NC Limited (Ireland)


      21.   MetLife Europe Services Limited (Ireland)


T.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

            a) Park Twenty Three Investments Company (United Kingdom)- 1% voting control of Park Twenty Three Investments Company is held by St. James Fleet Investments Two Limited. 1% of the shares of Park Twenty Three Investments Company is held by Metropolitan Life Insurance Company. 99% is owned by 334 Madison Euro Investment, Inc.

                  i) Convent Station Euro Investments Four Company (United Kingdom)- 1% voting control of Convent Station Euro Investments Four Company is held by 334 Madison Euro Investments, Inc. as nominee for Park Twenty Three Investments Company. 99% is owned by Park Twenty Three Investments Company.

      2.    St. James Fleet Investments Two Limited (Cayman Islands)

      3. One Madison Investments (Cayco) Limited (Cayman Islands)- 10.1% voting control of One Madison Investments (Cayco) Limited is held by Convent Station Euro Investments Four Company. 89.9% of the shares of One Madison Investments (Cayco) Limited is held by Metropolitan Life Insurance Company.

      4. CRB Co, Inc. (MA)- AEW Real Estate Advisors, Inc. holds 49,000 preferred non-voting shares and AEW Advisors, Inc. holds 1,000 preferred non-voting shares of CRB, Co., Inc.

      5.    MLIC Asset Holdings II LLC (DE)

      6.    Thorngate, LLC (DE)

      7.    Alternative Fuel I, LLC (DE)

      8.    Transmountain Land & Livestock Company (MT)

      9.    MetPark Funding, Inc. (DE)

      10.   HPZ Assets LLC (DE)

      11.   Missouri Reinsurance (Barbados), Inc. (Barbados)

      12.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      13.   MetLife Real Estate Cayman Company (Cayman Islands)

      14.   Metropolitan Marine Way Investments Limited (Canada)

      15.   MetLife Private Equity Holdings, LLC (DE)

      16.   23rd Street Investments, Inc. (DE)

            a) Mezzanine Investment Limited Partnership-BDR (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            b) Mezzanine Investment Limited Partnership-LG (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            c) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

            d) MetLife Capital Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc., 99% Limited Partnership Interest is held by Metropolitan Life Insurance Company.

      17.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      18.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      19.   Bond Trust Account A (MA)

      20.   MetLife Investments Asia Limited (Hong Kong).

      21. MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      22. MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      23.   New England Life Insurance Company (MA)

            a)    New England Securities Corporation (MA)

      24.   GenAmerica Financial, LLC (MO)

            a)    GenAmerica Capital I (DE)

            b)    General American Life Insurance Company (MO)

                  i)   GenAmerica Management Corporation (MO)

      25.   Corporate Real Estate Holdings, LLC (DE)

      26. Ten Park SPC (CAYMAN ISLANDS ) - 1% voting control of Ten Park SPC is held by 23rd Street Investments, Inc.

      27.   MetLife Tower Resources Group, Inc. (DE)

      28.   Headland - Pacific Palisades, LLC (CA)

      29. Headland Properties Associates (CA) - 1% is owned by Headland - Pacific Palisades, LLC and 99% is owned by Metropolitan
            Life Insurance Company.

      30.   Krisman, Inc. (MO)

      31.   Special Multi-Asset Receivables Trust (DE)

      32.   White Oak Royalty Company (OK)

      33.   500 Grant Street GP LLC (DE)

      34. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC

      35.   MetLife Canada/MetVie Canada (Canada)

      36.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Investment Funds Services LLC (NJ)

                 (i)   MetLife Investment Funds Management LLC (NJ)

                (ii)   MetLife Associates LLC (DE)

      37.   Euro CL Investments LLC (DE)

      38.   MEX DF Properties, LLC (DE)

      39. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      40.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (UK)

      41.   Housing Fund Manager, LLC (DE)


            a) MTC Fund I, LLC (DE) 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            b) MTC Fund II, LLC (DE) - 0.01% of MTC Fund II, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            c) MTC Fund III, LLC (DE) - 0.01% of MTC Fund III, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

      42.   MLIC Asset Holdings, LLC (DE)

      43.   85 Brood Street LLC (CT)

      44.   The Building at 575 Fifth LLC (DE)


U.    MetLife Capital Trust IV (DE)

V.    MetLife Insurance Company of Connecticut (CT)

      1.    MetLife Property Ventures Canada ULC (Canada)


      2. Pilgrim Alternative Investments Opportunity Fund I, LLC (DE) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      3.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MetLife Insurance Company of Connecticut, and 33% is owned by third party.

      4.    Pilgrim Investments Highland Park, LLC (DE)

      5.    Metropolitan Connecticut Properties Ventures, LLC (DE)

            a)    ML/VCC UT West Jordan, LLC (DE)

            b)    ML/VCC Gilroy, LLC (DE)

      6.    MetLife Canadian Property Ventures LLC (NY)

      7.    Euro TI Investments LLC (DE)

      8.    Greenwich Street Investments, LLC (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      9. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      10.   Plaza LLC (CT)

            a)    Tower Square Securities, Inc. (CT)

      11.   TIC European Real Estate LP, LLC (DE)

      12.   MetLife European Holdings, Inc. (UK)

            a) MetLife Europe Limited (IRELAND)

               i) MetLife Pensions Trustees Limited (UK)

            b) MetLife Assurance Limited (UK)

      13.   Travelers International Investments Ltd. (Cayman Islands)

      14.   Euro TL Investments LLC (DE)

      15.   Corrigan TLP LLC (DE)

      16.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

                  i)    Panther Valley, Inc. (NJ)

      17. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MetLife Insurance Company of Connecticut and Metropolitan Life Insurance Company.

      18.   Tribeca Distressed Securities, L.L.C. (DE)

      19.   MetLife Investors USA Insurance Comapny (DE)

      20.   TLA Holdings II LLC (DE)


W.    MetLife Reinsurance Company of South Carolina (SC)

X.    MetLife Investment Advisors Company, LLC (DE)

Y.    MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

Z.    MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           i)    MetLife Services East Private Limited (India)


           ii) MetLife Global Operations Support Center Private Limited - 99.99999% is owned by MetLife Solutions Pte. Ltd. and 0.00001% is owned by Natiloportem Holdings, Inc.


AA.   SafeGuard Health Enterprises, Inc. (DE)

      1.   SafeGuard Dental Services, Inc. (DE)

      2.   SafeGuard Health Plans, Inc. (CA)

      3.   SafeHealth Life Insurance Company (CA)

      4.   SafeGuard Health Plans, Inc. (FL)

      5.   SafeGuard Health Plans, Inc. (NV)

      6.   SafeGuard Health Plans, Inc. (TX)

BB.   MetLife Capital Trust X (DE)

CC.   Cova Life Management Company (DE)

DD.   MetLife Reinsurance Company of Charleston (SC)

EE.   Federal Flood Certification Corp (TX)

FF.   MetLife Planos Odontologicos Ltda. (Brazil)

GG.   Metropolitan Realty Management, Inc. (DE)


The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

In addition to the entities shown on the organizational chart, MetLife, Inc. (or where indicated, a subsidiary) also owns interests in the following entities:

1) Metropolitan Life Insurance Company owns varying interests in certain mutual funds distributed by its affiliates. These ownership interests are generally expected to decrease as shares of the funds are purchased by unaffiliated investors.

2) Mezzanine Investment Limited Partnerships ("MILPs"), Delaware limited partnerships, are investment vehicles through which investments in certain entities are held. A wholly owned subsidiary of Metropolitan Life Insurance Company serves as the general partner of the limited partnerships and Metropolitan Life Insurance Company directly owns a 99% limited partnership interest in each MILP. The MILPs have various ownership and/or debt interests in certain companies.

3) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

NOTE: THE METLIFE, INC. ORGANIZATIONAL CHART DOES NOT INCLUDE REAL ESTATE JOINT
----
VENTURES AND PARTNERSHIPS OF WHICH METLIFE, INC. AND/OR ITS SUBSIDIARIES IS AN INVESTMENT PARTNER. IN ADDITION, CERTAIN INACTIVE SUBSIDIARIES HAVE ALSO BEEN OMITTED.

ITEM 27. NUMBER OF CONTRACT OWNERS

As of June 30, 2009, there were 1,098 Qualified Contract Owners and 2,150 Non-Qualified Contract Owners.

ITEM 28. INDEMNIFICATION

The Depositor's parent, MetLife, Inc. has secured a Financial Institutions Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife, Inc. also maintains a Directors' and Officers' Liability and Corporate Reimbursement Insurance Policy with a limit of $400 million under which the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter (the "Underwriter"), as well as certain other subsidiaries of MetLife are covered. A provision in MetLife, Inc.'s by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of certain organizations, including the Depositor and the Underwriter.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITER

(a) MetLife Investors Distribution Company is the principal underwriter for the following investment companies (other than Registrant):

Met Investors Series Trust
MetLife Investors USA Separate Account A
MetLife Investors USA Variable Life Account A
MetLife Investors Variable Annuity Account One
MetLife Investors Variable Life Account One
First MetLife Investors Variable Annuity Account One

General American Separate Account Eleven
General American Separate Acocunt Twenty-Eight
General American Separate Account Twenty-Nine
General American Separate Account Two
Security Equity Separate Account Twenty-Six
Security Equity Separate Account Twenty-Seven
MetLife of CT Separate Account QPN for Variable Annuities
MetLife of CT Fund UL for Variable Life Insurance
MetLife of CT Fund UL III for Variable Life Insurance
Metropolitan Life Separate Account E
MetLife of CT Separate Account Eleven for Variable Annuities
Metropolitan Life Separate Account UL
Paragon Separate Account A
Paragon Separate Account B
Paragon Separate Account C
Paragon Separate Account D
Metropolitan Series Fund, Inc.
Metropolitan Tower Life Separate Account One
Metropolitan Tower Life Separate Account Two

(b) MetLife Investors Distribution Company is the principal underwriter for the Contracts. The following persons are the officers and directors of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 5 Park Plaza, Suite 1900, Irvine, CA 92614.

NAME AND PRINCIPAL BUSINESS ADDRESS   POSITIONS AND OFFICES WITH UNDERWRITER
-----------------------------------   --------------------------------------
Michael K. Farrell                    Director
10 Park Avenue
Morristown, NJ 07962

Craig W. Markham                      Director and Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

William J. Toppeta                    Director
1095 Avenue of the Americas
New York, NY 10036

Paul A. Sylvester                     President, National Sales
10 Park Avenue                        Manager-Annuities & LTC
Morristown, NJ 07962

Elizabeth M. Forget                   Executive Vice President, Investment Fund
1095 Avenue of the Americas           Management & Marketing
New York, NY 10036

Paul A. LaPiana                       Executive Vice President, National Sales
5 Park Plaza, Suite 1900              Manager-Life
Irvine, CA 92614

Richard C. Pearson                    Executive Vice President, General Counsel
5 Park Plaza, Suite 1900              and Secretary
Irvine, CA 92614

Peter Gruppuso                        Vice President, Chief Financial Officer
485-E US Highway 1 South
Iselin, NJ 08830

John C. Kennedy                       Senior Vice President, National Sales
1 MetLife Plaza                       Manager, Bank and Broker/Dealer
27-01 Queens Plaza North
Long Island City, NY 11101

Douglas P. Rodgers                    Senior Vice President, Channel Head-LTC
10 Park Avenue
Morristown, NJ 07962

NAME AND PRINCIPAL BUSINESS ADDRESS   POSITIONS AND OFFICES WITH UNDERWRITER
-----------------------------------   --------------------------------------
Curtis Wohlers                        Senior Vice President, National Sales
1 MetLife Plaza                       Manager, Independent Planners and
27-01 Queens Plaza North              Insurance Advisors
Long Island City, NY 11101

Jeffrey A. Barker                     Senior Vice President, Channel
1 MetLife Plaza                       Head-Independent Accounts
27-01 Queens Plaza North
Long Island City, NY 11101

Andrew Aiello                         Senior Vice President, Channel
5 Park Plaza, Suite 1900              Head-National Accounts
Irvine, CA 92614

Jay S. Kaduson                        Senior Vice President
10 Park Avenue
Morristown, NJ 07962

Eric T. Steigerwalt                   Treasurer
1095 Avenue of the Americas
New York, NY 10036

Debora L. Buffington                  Vice President, Director of Compliance
5 Park Plaza, Suite 1900
Irvine, CA 92614

David DeCarlo                         Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Paul M. Kos                           Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Deron J. Richens                      Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Cathy Sturdivant                      Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Paulina Vakouros                      Vice President
1095 Avenue of the Americas
New York, NY 10036

(c) Compensation from the Registrant. The following commissions and other compensation were received by the Distributor, directly or indirectly, from the Registrant during the Registrant's last fiscal year:

                (1)                            (2)             (3)           (4)          (5)
                                        Net Underwriting
                                          Discounts And    Compensation   Brokerage      Other
Name of Principal Underwriter              Commissions    On Redemption  Commissions  Compensation
-----------------------------           ----------------  -------------  -----------  ------------
MetLife Investors Distribution Company    $ 357,776,663         $0           $0           $0

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

     The following companies will maintain possession of the documents required by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder:

          (a)  Registrant

          (b) Metropolitan Life Insurance Company, 1095 Avenue of the Americas, New York, NY 10036

          (c) MetLife Investors Distribution Company, 5 Park Plaza, Suite 1900, Irvine, CA 92614

          (d)  Metlife, 501 Boylston Street, Boston, MA 02116

          (e) MetLife, Administrative Office, 1300 Hall Boulevard, Bloomfield, CT 06002

          (f)  MetLife, 18210 Crane Nest Drive, Tampa, FL 33647

ITEM 31. MANAGEMENT SERVICES

Not Applicable.

ITEM 32. UNDERTAKINGS AND REPRESENTATIONS

(a) The Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for as long as purchase payments under the contracts offered herein are being accepted.

(b) The Registrant undertakes that it will include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove and send to the Company for a Statement of Additional Information.

(c) The Registrant undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form N-4 promptly upon written or oral request to the Company at the address or phone number listed in the Prospectus.

(d) The Company represents that in connection with its offering of the contracts as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, and that paragraphs numbered (1) through (4) of that letter will be complied with.

(e) Metropolitan Life Insurance Company hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Metropolitan Life Insurance Company.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of New York, and the State of New York, on the 3rd day of August 2009.

                                        METROPOLITAN LIFE VARIABLE ANNUITY
                                        SEPARATE ACCOUNT II
                                        (Registrant)

                                        BY: METROPOLITAN LIFE INSURANCE COMPANY
                                            (Depositor)


                                        BY: /s/ Paul G. Cellupica
                                            ------------------------------------
                                            Paul G. Cellupica
                                            Chief Counsel, Securities Regulation
                                            and Corporate Services


                                        METROPOLITAN LIFE INSURANCE COMPANY
                                        (Depositor)


                                        BY: /s/ Paul G. Cellupica
                                            ------------------------------------
                                            Paul G. Cellupica
                                            Chief Counsel, Securities Regulation
                                            and Corporate Services

                                   SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on August 3, 2009.

              Signature                                   Title
              ---------                                   -----


                  *                       Chairman of the Board, President and
-------------------------------------            Chief Executive Officer
C. ROBERT HENRIKSON


                  *                           Executive Vice President and
-------------------------------------            Chief Financial Officer
WILLIAM J. WHEELER


                  *                           Executive Vice President and
-------------------------------------           Chief Accounting Officer
PETER M. CARLSON


                  *                           Executive Vice President and
-------------------------------------                General Counsel
JAMES L. LIPSCOMB


                  *                                     Director
-------------------------------------
SYLVIA MATHEWS BURWELL


                  *                                     Director
-------------------------------------
EDUARDO CASTRO-WRIGHT


                  *                                     Director
-------------------------------------
BURTON A. DOLE, JR.


                  *                                     Director
-------------------------------------
CHERYL W. GRISE


                  *                                     Director
-------------------------------------
R. GLENN HUBBARD


                  *                                     Director
-------------------------------------
JOHN M. KEANE

              Signature                                   Title
              ---------                                   -----


                  *                                     Director
-------------------------------------
ALFRED F. KELLY, JR.


                  *                                     Director
-------------------------------------
JAMES M. KILTS


                  *                                     Director
-------------------------------------
CATHERINE R. KINNEY


                  *                                     Director
-------------------------------------
HUGH B. PRICE


                  *                                     Director
-------------------------------------
DAVID SATCHER


                  *                                     Director
-------------------------------------
KENTON J. SICCHITANO


                  *                                     Director
-------------------------------------
WILLIAM C. STEERE, JR.


                  *                                     Director
-------------------------------------
LULU C. WANG


/s/ JOHN E. CONNOLLY, JR
-------------------------------------
JOHN E. CONNOLLY, JR.
Attorney-In-Fact
August 3, 2009

* Metropolitan Life Insurance Company. Executed by John E. Connolly, Jr., Esq., on behalf of those indicated pursuant to Powers of Attorney filed herewith.

                                INDEX TO EXHIBITS

EX-13       Powers of Attorney for Metropolitan Life Insurance Company